EX 99.1

Prosper Marketplace, Inc. (“PMI”) and Prosper Funding LLC (“PFL”) are recasting certain previously reported amounts to reflect changes resulting from the adoption of the Financial Accounting Standards Board’s Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”) to the financial information contained in PMI and PFL’s Annual Report on Form 10-K for the year ended December 31, 2017 (“2017 Form 10-K”) filed with the Securities and Exchange Commission (the “SEC”).

Note: The information contained in this Item 7 has been revised solely for the purpose of adopting the cash flow presentation requirements imposed by Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash ("ASU 2016-18"). Specifically, we have revised the Liquidity and Capital Resources disclosure previously included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, originally filed on March 23, 2018 ("2017 Form 10-K") to reflect what those disclosures would have looked like if we had adopted ASU 2016-18 as of December 31, 2017. This revised Item 7 supersedes the disclosure included in Item 7 of the 2017 Form 10-K. There have been no other changes made since the filing of the 2017 Form 10-K. For significant developments since the filing of the 2017 Form 10-K, refer to other periodic reports filed with the Securities and Exchange Commission ("SEC") through the date of this Registration Statement on Form S-1.

Item 7.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION
PROSPER MARKETPLACE, INC.
This management’s discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” in this Annual Report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements. This discussion should be read in conjunction with Prosper’s historical financial statements and related notes thereto and the other disclosures contained elsewhere in this Annual Report on Form 10-K. Management’s Discussion and Analysis has been revised to include the effects of the restatement.  The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and Prosper’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those included in the “Risk Factors” section and elsewhere in this Annual Report on Form 10-K.
Overview
Prosper is a pioneer of online marketplace lending that connects borrowers and investors. Our goal is to enable borrowers to access credit at affordable rates and provide investors with attractive risk-adjusted rates of return.
We believe our online marketplace model has key advantages relative to traditional bank lending, including (i) an innovative marketplace model that efficiently connects qualified supply and demand of capital, (ii) online operations that substantially reduce the need for physical infrastructure and improve convenience, and (iii) data and technology driven automation that increases efficiency and improves the borrower and investor experience. We do not operate physical branches or incur expenses related to that infrastructure; instead, we use data and technology to drive automation and efficiency in our operation. As part of

EX 99.1

operating our marketplace, we verify the identity of borrowers and assess borrowers’ credit risk profile using a combination of public and proprietary data. Our proprietary technology automates several loan origination and servicing functions, including the borrower application process, data gathering, credit scoring, loan funding, investing and servicing, regulatory compliance and fraud detection.
During the year ended December 31, 2017, our marketplace facilitated $2.9 billion in Borrower Loan originations, of which $2.7 billion were originated through our Whole Loan Channel, representing 93% of the total Borrower Loans originated through our marketplace during this period. During the quarter ended December 31, 2017, our marketplace facilitated $694 million in Borrower Loan originations, of which $652 million were originated through our Whole Loan Channel, representing 94% of the total Borrower Loans originated through our marketplace during this period. From inception through December 31, 2017 our marketplace has facilitated $11.2 billion in Borrower Loan originations, of which $9.8 billion were originated through our Whole Loan Channel, representing 87% of the total Borrower Loans originated through our marketplace during this period.
As a credit marketplace, we believe our customers are highly susceptible to uncertainties and negative trends, real or perceived, in the markets driven by, among other factors, general economic conditions in the United States and abroad. These external economic conditions and resulting trends or uncertainties could adversely impact our customers’ ability or desire to participate on our marketplace as borrowers or investors, and consequently could negatively affect our business and results of operations.
Results of Operations
Key Operating and Financial Metrics (in thousands)

	Year Ended December 31,
	2017	2016	2015
Loan Originations	$2,876,055	$2,187,600	$3,722,887
Transaction Fees, Net	130,174	95,130	161,708
Whole Loans Outstanding (1)	3,717,825	3,543,522	3,804,268
Servicing Fees, Net	27,206	28,903	17,238
Net Loss	(115,158)	(118,741)	(25,968)
Adjusted EBITDA (2)	5,460	(37,991)	(5,145)
(1) Balance as of December 31.
(2) Adjusted EBITDA is a non-GAAP Financial measure. For more information regarding this measure and a reconciliation of this measure to the most comparable GAAP measure, see “Non-GAAP Financial Measures”
Overview
The following table summarizes our net loss for the years ended December 31, 2017, 2016 and 2015 (dollar amounts in thousands):

	Year Ended December 31,
	2017	2016	% Change	2016	2015	% Change
Total Net Revenues	$116,235	$136,005	(15)%	$136,005	$204,275	(33)%
Total Expenses	231,901	254,200	(9)%	254,200	229,903	11%
Net Loss Before Taxes	(115,666)	(118,195)	(2)%	(118,195)	(25,628)	361%
Income Tax Expense	(508)	546	(193)%	546	340	100%
Net Loss	$(115,158)	$(118,741)	(3)%	$(118,741)	(25,968)	357%

EX 99.1

Total loan originations on the platform increased 31% in 2017 over 2016, which resulted in an increase in transactions fees of 37% or $35.0 million. Total net revenues for the year ended December 31, 2017 decreased approximately $19.8 million, a 15% decrease from the year ended December 31, 2016. This was primarily due to the $60.1 million of rebates that were provided to members of the Consortium via the issuance of Convertible Preferred Stock Warrants that vested during the year ended December 31, 2017. Total expenses for the year ended December 31, 2017 decreased $22.3 million, a 9% decrease from the year ended December 31, 2016, primarily due to a decrease in general and administrative expenses of $27.0 million, restructuring charges of $15.7 million and other expenses of $23.0 million as Prosper continued to realize the cost savings from the restructuring that took place in 2016. These decreases in expenses were offset by a $29.1 million increase in the fair value of the preferred stock warrant liability and an $13.3 million increase in sales and marketing expenses in 2017. Net loss for the year ended December 31, 2017 decreased $3.6 million, a 3% decrease from the year ended December 31, 2016, primarily due to the decreased expenses experienced in 2017.
Total net revenues for the year ended December 31, 2016 decreased approximately $68.3 million, a 33% decrease from the year ended December 31, 2015, primarily due to reduced loan originations on the platform, which decreased 42%. Total expenses for the year ended December 31, 2016 increased $24.3 million, a 11% increase from the year ended December 31, 2015, primarily due to restructuring changes of $17.0 million and a $30.7 million expense resulting from the termination of a contract with Colchis Capital Management, L.P. These expenses were partially offset by cost reductions made in the second half of 2016. Net loss for the year ended December 31, 2016 increased $92.8 million, a 357% increase from the year ended December 31, 2015, primarily due to the lower revenues and increased expenses experienced in 2016.
Origination Volume
From inception through December 31, 2017, a total of 885,662 Borrower Loans, totaling $11.2 billion, were originated through our marketplace. During the year ended December 31, 2017, 223,002 Borrower Loans totaling $2.9 billion were originated through our marketplace as compared to 161,297 Borrower Loans totaling $2.2 billion originated during the year ended December 31, 2016, which represented a unit increase of 38% and a dollar increase of 31%.
The increase in originations Prosper experienced during the year ended December 31, 2017 were primarily driven by the actions Prosper took to increase the amount of capital available to make purchases through its marketplace.  On February 27, 2017, Prosper signed an agreement with a consortium of investors for the purchase of up to $5.0 billion of loans over two years (for more details please see Note 15 to our condensed consolidated financial statements).
Loan origination volume by Prosper Rating was as follows (in millions):

	Year Ended December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
AA	$197	7%	$240	11%	$327	9%
A	365	13%	459	21%	815	22%
B	641	22%	528	24%	988	27%
C	872	30%	575	26%	988	27%
D	501	17%	259	12%	421	11%
E	236	8%	96	4%	149	4%
HR	64	2%	31	1%	36	1%
Total	$2,876		$2,188		$3,724

During 2017, the mix of originations on the Prosper platform was relatively higher risk when compared to 2016, this was a result of two primary drivers.  First, Prosper raised its loss expectations for some applicant profiles, which caused some borrowers that would previously have received one rating (such as an A rating) to receive a lower rating (such as a B rating).  Second, demand for higher risk assets on the Prosper platform was greater in the first half of 2017 compared with the general demand seen in 2016. In the second half of 2017, Prosper increased the proportion of lower risk originations on its platform as it tightened credit to reduce borrower defaults.

EX 99.1

Results of Operations
Revenues
The following table summarizes our revenue for the years ended December 31, 2017, 2016 and 2015 (dollar amounts in thousands):

	Year Ended December 31,
	2017	2016	% Change	2016	2015	% Change
Operating Revenues
Transaction Fees, Net	$130,174	$95,130	37%	$95,130	161,708	(41)%
Servicing Fees, Net	27,206	28,903	(6)%	28,903	17,238	68%
Gain on Sale of Borrower Loans	11,431	3,637	214%	3,637	14,151	(74)%
Fair Value of Warrants Vested on Sale of Borrower Loans	(60,122)	—	100%	—	—	—%
Other Revenues	4,806	5,245	(8)%	5,245	7,687	(32)%
Total Operating Revenues	113,495	132,915	(15)%	132,915	200,784	(34)%
Interest Income
Interest Income on Borrower Loans	47,208	44,649	6%	44,649	41,606	7%
Interest Expense on Notes	(43,954)	(41,187)	7%	(41,187)	(38,174)	8%
Net Interest Income	3,254	3,462	(6)%	3,462	3,432	1%
Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, Net	(514)	(372)	38%	(372)	59	(731)%
Total Net Revenues	116,235	136,005	(15)%	136,005	204,275	(33)%
Transaction Fees
Prosper earns a transaction fee upon the successful origination of all Borrower Loans facilitated through Prosper’s marketplace. Prosper receives payments from WebBank as compensation for the activities Prosper performs on behalf of WebBank. Prosper’s fee is determined by the term and credit grade of the Borrower Loans that Prosper facilitates on its marketplace and WebBank originates.  We record the transaction fee revenue net of any fees paid by us to WebBank.
Transaction fees increased by 37% for the year ended December 31, 2017 compared to the year ended December 31, 2016, primarily due to higher origination volume through our marketplace, as described above. The average transaction fee for the year ended December 31, 2017 was 4.53%, an increase from 4.35% for the year ended December 31, 2016. This increase was due to marketing fee increases implemented in the second quarter of 2016 for certain Prosper Ratings. The marketing fee increases were partially offset by the fair value of the loan trailing fee on loans originated on the platform during the period.
Transaction fees decreased by 41% for the year ended December 31, 2016 compared to the year ended December 31, 2015, primarily due to lower origination volume through our marketplace, as described above. The average transaction fee for the year ended December 31, 2016 was 4.35%, a slight increase from 4.34% for the year ended December 31, 2015.
Servicing Fees
We earn a fee from investors who purchase Borrower Loans through the Whole Loan Channel for servicing such loans on their behalf. The servicing fee compensates us for the costs we incur in servicing the Borrower Loan, including managing payments from borrowers, payments to investors and maintaining investors’ account portfolios. The servicing fee is generally set at 1% to 1.075% per annum of the outstanding principal balance of the corresponding Borrower Loan prior to applying the current payment.

EX 99.1

The decrease in servicing fees for 2017 was due to the decrease in the average unpaid balance of Borrower Loans being serviced. The increase in servicing fees for 2016 was due to the increase in Borrower Loans being serviced as a result of the cumulative growth in sales of Borrower Loans sold through the Whole Loan Channel prior to 2016.
Gain on Sale of Borrower Loans
Gain on Sale of Borrower Loans consists of net gains on Borrower Loans sold through the Whole Loan Channel. The increase in 2017 compared to 2016 was due to an increase in the volume of such sales during 2017 due to an increase in loans originated through the platform as described above and $1.9 million less of rebates that were issued in 2017 when compared to 2016.
The decrease in 2016 compared to 2015 was due to the reduced volume of loans originated through the platform, as described above, and the related sales and rebates in the amount of $5.9 million that were given to investors in 2016 to encourage whole loan purchases. No rebates were given to investors in 2015.
Fair Value of Warrants Vested on the Sale of Borrower Loans
Fair Value of Warrants Vested on the Sale of Borrower Loans relates to warrants to purchase Series F Convertible Preferred Stock issued to the Consortium that vest when the Consortium purchases whole loans under the Consortium Purchase Agreement that was signed in February 2017.
Other Revenues
Other revenues consist primarily of securitization fees and credit referral fees. Credit referral fees are where partner companies pay us an agreed upon amount for referrals of customers from our platform. Securitization fees represent fees Prosper earns to facilitate securitizations for purchasers of borrower loans. The decrease from 2016 to 2017 was not material.
The decrease in other revenue for 2016 compared to 2015 was primarily the result of decreased traffic to existing partners. As described below, Prosper decreased its sales and marketing efforts during the year, which resulted in less traffic to the marketplace and, as a result, less referrals to our existing partners.
Interest Income on Borrower Loans and Interest Expense on Notes
Prosper recognizes interest income on Borrower Loans originated through the Note Channel using the accrual method based on the stated interest rate to the extent we believe it to be collectible. We record interest expense on the corresponding Notes based on the contractual interest rates. The interest rate charged on the Borrower Loans is generally 1% higher than the corresponding interest rate on the Note to compensate us for servicing the Borrower Loans.
Overall, the decrease in net interest income for 2017 compared to 2016 was primarily driven by the decrease in volume of Borrower Loans originated through the Note Channel. Overall, the increase in net interest income for 2016 compared to 2015 was primarily driven by the increase in volume of Borrower Loans originated through the Note Channel.
 Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, net
The fair value of Borrower Loans, loans held for sale and Notes are estimated using discounted cash flow methodologies based upon a set of valuation assumptions. The main assumptions used to value such Borrower Loans, loans held for sale and Notes include prepayment rates derived from historical prepayment rates for each credit grade, default rates derived from historical performance, recovery rates and discount rates applied to each credit grade based on the perceived credit risk of each credit grade. Loans held for sale are primarily comprised of Borrower Loans held for short durations and are valued using the same approach as the Borrower Loans held at fair value.
The following table summarizes the fair value adjustments for the years ended December 31, 2017, 2016 and 2015, respectively (dollar amounts in thousands):

EX 99.1

	Year ended December 31,
	2017	2016	2015
Borrower Loans	$(25,552)	$(25,934)	$(21,594)
Loans Held for Sale	7	(7)	(121)
Notes	25,031	25,569	21,774
Total	$(514)	$(372)	$59
Expenses
The following table summarizes our expenses for the years ended December 31, 2017, 2016 and 2015 (dollar amounts in thousands):

	Year ended December 31,
	2017	2016	% Change	2016	2015	% Change
Expenses
Origination and Servicing	$34,881	$33,944	3%	33,944	31,139	9%
Sales and Marketing	83,462	70,146	19%	70,146	112,284	(38)%
General and Administrative - Research and Development	16,383	26,214	(38)%	26,214	18,014	46%
General and Administrative - Other	59,303	76,521	(23)%	76,521	68,466	12%
Change in Fair Value of Convertible Preferred Stock Warrants	29,140	7	100%	7	—	100%
Restructuring Charges	1,340	17,027	(92)%	17,027	—	100%
Other Expenses	7,392	30,341	(76)%	30,341	—	100%
Total Expenses	$231,901	$254,200	(9)%	254,200	229,903	11%
As of December 31, 2017, 2016 and 2015, we had 377, 355 and 619 full-time employees, respectively.  The following table reflects full-time employees as of December 31, 2017, 2016 and 2015 by department.

	December 31,
	2017	2016	2015
Origination and Servicing	163	151	221
Sales and Marketing	13	28	115
General and Administrative - Research and Development	81	78	133
General and Administrative - Other	120	98	150
Total Headcount	377	355	619
Origination and Servicing
Origination and Servicing costs consist primarily of salaries, benefits and stock-based compensation expense related to our credit, collections, customer support and payment processing employees and vendor costs associated with facilitating and servicing Borrower Loans. The increase in 2017 compared to 2016 of 3% was primarily due to $1.8 million in increased amortization costs for internal use software and $1.9 million due to increased use of outsourced services. The increase was offset by a decrease in compensation costs of $2.9 million.
The increase in 2016 compared to 2015 of 9% was primarily due to an increase in personnel related expenses of $2.0 million, as in the first half of the period Prosper expanded its verification and customer support teams to support the larger number of loans that were serviced and to support an anticipated future increase in loan application and processing volumes. Additionally, Prosper incurred an additional $1.0 million in costs relating to data services for the Prosper Daily application and $0.9 million in

EX 99.1

increased amortization costs for internal use software. These increases were offset by a $1.8 million decrease in outsourced customer support costs during the period.
Sales and Marketing
Sales and Marketing costs consist primarily of affiliate marketing, search engine marketing, online and offline campaigns, email marketing, public relations, and direct mail marketing, as well as the compensation expenses such as wages, benefits and stock based compensation for the employees who support these activities. For the year ended December 31, 2017 compared to the year ended December 31, 2016, the increase of 19% was largely due to increased variable costs as Prosper increased its marketing efforts to increase demand from Borrowers given the greater availability of funding from investors. These increases included a $17.1 million or 41% increase in direct mailing costs as Prosper increased the volume of its direct mail campaigns, a $3.7 million or 38% increase in partnership costs as Prosper significantly increased partnership activities and a $3.9 million or 107% increase in online marketing costs. These increases were offset by a $7.8 million or 72% decrease in compensation costs as Prosper significantly reduced its sales and marketing headcount in 2016.
For the year ended December 31, 2016 compared to the year ended December 31, 2015, the decrease of 38% in expenses was largely due to decreased variable costs and a decrease in personnel as Prosper slowed its marketing efforts to reduce demand from Borrowers and maintain marketplace equilibrium due to decreases in investor demand through the Whole Loan Channel. These decreases included a $9.2 million or 18% decrease in direct mailing costs as Prosper reduced the volume of its direct mail campaigns, a $25.8 million or 75% decrease in partnership costs as Prosper significantly reduced partnership activities and a $2.2 million or 42% decrease in online marketing costs as Prosper significantly reduced its efforts in this area. Compensation costs decreased during the year ended December 31, 2016 by $1.2 million or 10%. These reductions are not as large as the decrease in activity-based spending as Prosper increased sales and marketing headcount during the first four months of 2016 before making significant reductions in such headcount during the restructuring in May 2016.
General and Administrative – Research and Development
Research and development costs consist primarily of salaries, benefits and stock-based compensation expense related to our engineering and product development employees and related vendor costs. The decrease in 2017 compared to 2016 of 38% was primarily due to a decrease in compensation costs of $8.0 million and a decrease of $1.5 million due to lower contractor and consultant usage. Compensation costs decreased as a result of the decrease in headcount.
The increase in 2016 compared to 2015 of 46% was primarily due to an increase in personnel-related expenses as we expanded our engineering and product development teams to support our continued investment in our marketplace. The increase for stock based compensation costs by $4.0 million or 156% was due to large grants to new employees who were granted options in late 2015 and due to additional expense as a result of the stock option reprice that occurred in May 2016. Salaries and wages for these employees increased 25% or $3.3 million as a result of increased employee levels for the first four months of 2016 before the restructuring that occurred in May of 2016 that significantly lowered the employee levels.
General and Administrative – Other
General and administrative other expenses consist primarily of salaries, benefits and stock-based compensation expense related to our accounting and finance, legal, human resources and facilities employees, professional fees related to legal and accounting and facilities expenses. The decrease in 2017 compared to 2016 of 23% was primarily the result of a decrease in compensation expense of $11.3 million, a decrease in professional services of $4.4 million and a decrease in rent and occupancy expenses of $3.1 million. The decrease in compensation expenses is the result of the reduction in headcount since the restructuring in May 2016. Rent and occupancy related expenses have decreased as Prosper has ceased the use of, subleased or terminated a number of leases for office space.
The increase in 2016 compared to 2015 of 12% was primarily due to an increase in personnel related expenses as Prosper had higher headcount levels in 2016 before the restructuring took place on May 3, 2016 and an increase in facilities expenses as Prosper obtained additional space to support the increased headcount. These headcount levels were subsequently reduced as part of the restructuring that occurred in May 2016.
Changes in the Fair Value of Convertible Preferred Stock Warrants

EX 99.1

Changes in the Fair Value of Convertible Preferred Stock warrants increased $29.1 million in 2017 over 2016. The convertible preferred stock warrants were issued in late 2016 and over the course of 2017 and as a result there was limited change in fair value in 2016.
Restructuring Charges
Restructuring costs consist of personnel and facilities related costs related to the strategic restructuring of the business that Prosper announced on May 3, 2016.   For 2017, the expenses relate to adjustments to fair value of the existing liabilities and accretion expense on the remaining liability. The 2016 restructuring included the termination of certain employees in our Phoenix, Arizona and San Francisco, California locations and the closing of our Salt Lake City, Utah location. Personnel costs include employee severance and benefits for the termination of 167 employees. Facilities charges include estimated losses on the sublease and lease termination costs for properties in Phoenix, Salt Lake City and San Francisco. Additionally, in the fourth quarter of 2016, Prosper incurred additional restructuring expenses when it closed its office in Tel Aviv, Israel and ceased the use of leased office space in Delaware. The closure of the Tel Aviv office included the termination of 31 employees. Prosper did not incur restructuring costs in 2015.
Other
Other expenses consist of interest income, contract termination costs and impairment charges on assets held for sale. In 2017, management recorded an impairment charge of $6.4 million related to the intangible assets associated with the Prosper Daily application and Prosper settled certain rebates related to the purchase of whole loans by members of the Consortium prior to the closing of the Consortium transaction via the issuance of Convertible Preferred Stock Warrants at a loss of $1.5 million over the cash settlement amount. In 2016, Prosper negotiated the termination of a contract with Colchis Capital Management, L.P. ("Colchis"). In exchange for termination of the contract Prosper agreed to pay Colchis $9 million and issue a warrant to purchase shares of a new series of preferred stock representing 7% of Prosper's capitalization as of the date of issuance for $0.01 per share. The fair value of the warrants at the time of contract termination was $21.7 million. In 2015, no similar charges were incurred.
Non-GAAP Financial Measures
Adjusted EBITDA is a non-GAAP financial measure that we define as Net Loss adjusted for interest income on available for sale securities and cash and cash equivalents, income tax expense, depreciation and amortization, impairment of intangible assets, stock based compensation expense, fair value of warrants vested on the sale of borrower loans, restructuring charges, and fair value adjustments for warrant liabilities. The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.
We consider Adjusted EBITDA to be a helpful indicator of the operational strength and performance of our business and a good measure of our historical operating trends. Management uses Adjusted EBITDA to, among other things, understand and compare operating results across accounting periods, evaluate our operations and financial performance, and for internal planning and forecasting purposes. Inclusion of Adjusted EBITDA is intended to provide investors insight into the manner in which management views the performance of the Company, enhance investors’ evaluation of our operating results, and to facilitate meaningful comparisons of our results between periods. These non-GAAP financial measures should not be considered an alternative to, or more meaningful than, the GAAP financial information provided herein.
Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under US GAAP. Some of these limitations are:

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based charges;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us; and

EX 99.1

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.
The major non-GAAP adjustments, and our basis for excluding them, are outlined below:

•
Fair value of warrants vested on the sale of borrower loans and change in the fair value of convertible preferred stock warrants liability. We exclude these charges primarily because they are non-cash charges and the fair value varies based on the fair value of the underlying preferred stock, varying valuation methodologies and subjective assumptions. This makes the comparison of our current financial results to previous and future periods difficult to evaluate.

•
Stock-based compensation expense. This consists of expenses for equity awards under our equity incentive plans. Although stock-based compensation is an important aspect of the compensation paid to our employees, the grant date fair value varies based on the stock price at the time of grant, varying valuation methodologies, subjective assumptions and the variety of award types. This makes the comparison of our current financial results to previous and future periods difficult to evaluate; therefore, we believe it is useful to exclude stock-based compensation. We also excluded these expenses because they are non-cash.

•
Amortization or impairment of acquired intangible assets and impairment of goodwill. We incur amortization or impairment of acquired intangible assets and goodwill in connection with acquisitions and therefore exclude these amounts from our non-GAAP measures. We exclude these items because management does not believe they are reflective of our ongoing operating results.

•
Restructuring charges - We have incurred restructuring charges that are included in our GAAP financial statements, related to workforce reductions and estimated costs of exiting facility lease commitments due to our May 2016 restructuring. We exclude these items from our non-GAAP financial measures when evaluating our continuing business performance as such items do not reflect expected future operating expenses. In addition, these charges do not necessarily provide meaningful insight into the fundamentals of current or historical operations of our business.

•
Contract termination charges - We have incurred contract termination charges that are included in our GAAP financial statements, related to a material contract termination. We exclude this item from our non-GAAP financial measures when evaluating our continuing business performance as such items do not reflect expected future operating expenses. In addition, these charges do not necessarily provide meaningful insight into the fundamentals of current or historical operations of our business.

The following table presents a reconciliation of Net Loss to Adjusted EBITDA for each of the periods indicated (in thousands):

EX 99.1

	Year Ended December 31,
	2017	2016	2015
Net Loss	$(115,158)	$(118,741)	$(25,968)
Fair Value of Warrants Vested on Sale of Borrower Loans	60,122	—	—
Depreciation expense:
Servicing and Origination	5,853	4,083	3,161
General & Administration - Other	5,110	5,298	2,919
Amortization of Intangibles	1,385	3,838	1,569
Impairment of Intangibles	6,399	—	—
Stock-based Compensation	12,238	19,787	13,011
Restructuring Charges	1,340	17,027	—
Change in the Fair Value of Warrants	29,140	7	—
Interest Income on Available for Sale Securities, Cash and Cash Equivalents	(461)	(547)	(177)
Contract Termination	—	30,711	—
Income Tax Expense	(508)	546	340
Adjusted EBITDA	$5,460	$(37,991)	$(5,145)
Expenses on the Consolidated Statement of Operations include the following amount of stock based compensation for the periods presented (in thousands):

	Year Ended December 31,
	2017	2016	2015
Origination and servicing	$996	$2,004	$1,231
Sales and marketing	553	2,914	2,561
General and administrative	10,689	14,824	9,219
Restructuring	—	45	—
Total stock based compensation	$12,238	$19,787	$13,011

EX 99.1

Quarterly Results of Operations
The following table sets forth our unaudited consolidated statement of operations data for each of the eight quarters ended December 31, 2017. The unaudited quarterly statement of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited quarterly statement of operations data. Our historical results are not necessarily indicative of our future operating results. The following quarterly consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K (dollar amounts in thousands, except per share information):

Quarters Ended	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Revenues
Operating Revenues
Transaction Fees, Net	$30,632	$37,250	$35,423	$26,869
Servicing Fees, Net	7,284	6,976	6,793	6,154
Gain (Loss) on Sale of Borrower Loans	3,574	4,373	3,803	(318)
Fair Value of Warrants Vested on Sale of Borrower Loans	(18,157)	(21,772)	(16,887)	(3,307)
Other Revenues	1,280	1,390	1,415	720
Total Operating Revenues	24,613	28,217	30,547	30,118
Interest Income
Interest Income on Borrower Loans	11,636	12,065	12,007	11,499
Interest Expense on Notes	(10,851)	(11,247)	(11,177)	(10,678)
Net Interest Income	785	818	830	821
Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, Net	(317)	(173)	70	(94)
Total Net Revenues	25,081	28,862	31,447	30,845
Expenses
Origination and Servicing	8,341	9,263	8,873	8,404
Sales and Marketing	21,829	21,947	20,131	19,555
General and Administrative	18,088	18,123	18,758	20,717
Restructuring Charges, Net	682	86	647	(75)
Change in Fair Value of Convertible Preferred Stock Warrants	—	6,323	22,416	401
Other Expenses, Net	(213)	(25)	1,930	5,700
Total Expenses	48,727	55,717	72,755	54,702
Net Loss Before Taxes	(23,646)	(26,855)	(41,308)	(23,857)
Income Tax Expense	(854)	85	97	164
Net Loss Applicable to Common Shareholders	$(22,792)	$(26,940)	$(41,405)	$(24,021)
Net Loss Per Share – Basic and Diluted	$(0.33)	$(0.39)	$(0.59)	$(0.35)
Weighted-Average Shares - Basic and Diluted	70,058,880	69,811,534	69,691,841	69,178,049

EX 99.1

Quarters Ended	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Revenues
Operating Revenues
Transaction Fees, Net	$19,944	$14,086	$19,276	$41,824
Servicing Fees, Net	7,004	7,079	7,676	7,144
Gain on Sale of Borrower Loans	(228)	761	(687)	3,791
Other Revenues	683	973	816	2,773
Total Operating Revenues	27,403	22,899	27,081	55,532
Interest Income
Interest Income on Borrower Loans	10,939	11,735	11,192	10,783
Interest Expense on Notes	(10,731)	(10,636)	(10,098)	(9,722)
Net Interest Income	208	1,099	1,094	1,061
Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, Net	(245)	(47)	(2)	(78)
Total Net Revenues	27,366	23,951	28,173	56,515
Expenses
Origination and Servicing	7,029	7,633	8,833	10,449
Sales and Marketing	15,732	9,391	12,303	32,720
General and Administrative	18,851	24,740	28,499	30,645
Restructuring Charges, Net	3,436	(470)	14,061	—
Other Expenses, Net	30,348	—	—	—
Total Expenses	75,396	41,294	63,696	73,814
Net Loss Before Taxes	(48,030)	(17,343)	(35,523)	(17,299)
Income Tax Expense	202	74	105	165
Net Loss Applicable to Common Shareholders	$(48,232)	$(17,417)	$(35,628)	$(17,464)
Net Loss Per Share – Basic and Diluted	$(0.71)	$(0.27)	$(0.56)	$(0.29)
Weighted-Average Shares - Basic and Diluted	67,713,630	65,393,175	63,270,058	60,357,488

Liquidity and Capital Resources (in thousands):

	For the Year Ended December 31,
	2017	2016	2015
Net Loss	$(115,158)	$(118,741)	$(25,968)
Net cash provided by (used in) operating activities	(10,789)	(57,208)	74,340
Net cash used in investing activities	(27,454)	(14,317)	(173,186)
Net cash provided by financing activities	50,462	40,251	184,507
Net increase (decrease) in cash, cash equivalents and restricted cash	12,219	(31,274)	85,661
Cash, cash equivalents and restricted cash at the beginning of the period	186,244	217,518	131,857
Cash, cash equivalents and restricted cash at the end of the period	$198,463	$186,244	$217,518
Net cash increased for the year ended December 31, 2017, primarily due to the $50 million ($47.9 million net of fees) raised through the sale of Series G Convertible Preferred Stock and $7.1 million of net income, net of non-cash items.  This was offset by net purchases of available for sale securities of $20.4 million, $10.2 million reduction of cash held on the platform by investors that is classified as restricted cash, $2.3 million reduction in Accounts Payable and Accrued Liabilities, $3.2 million increase in prepaid expenses and a $3.0 million scheduled payment to reduce our settlement liability.

EX 99.1

Net cash decreased for the year ended December 31, 2016, primarily due to the $54.4 million loss, net of non-cash items, $10.0 million for purchase of Property and Equipment, a $6.1 million decrease in cash held on the platform by investors that is classified as restricted cash, a $5 million payment for the BillGuard contingent liability and a $3 million scheduled payment to reduce our settlement liability. These decreases are offset by net proceeds from available for sale securities being converted to cash of $40.3 million. Net cash used in investing primarily represents acquisitions of Borrower Loans (excluding acquisition of Borrower Loans sold to unrelated third parties, which is included in cash flow from operations along with the corresponding proceeds from sale of Borrower Loans), offset by repayment of Borrower Loans and $40.3 million of available for sale securities that have been converted into cash. Net cash provided by financing activities primarily represents proceeds from the issuance of Notes, partially offset by payments on Notes. In the year ended December 31, 2015 cash provided by financing activities consisted primarily of $165 million ($164.8 million net of fees) raised through the issuance of Series D preferred convertible shares, which was offset by $29.2 million paid to repurchase common stock from certain employees.
Prosper also has available for sale securities that are available for its liquidity needs. The fair value of securities available for sale as of December 31, 2017 was $53.1 million. As a result the total cash, cash equivalents and available for sale investments available to Prosper at December 31, 2017 for its liquidity needs was $98.9 million. At December 31, 2017, the available for sale securities included Treasury Bills and US Treasury securities. All securities were rated investment grade (defined as a rating equivalent to a Moody’s rating of “Baa3” or higher, or a Standard & Poor’s rating of “BBB-” or higher) and there were no significant unrealized losses. These securities continue to be available to meet liquidity needs.
We believe our cash and equivalents, together with available for sale investments and cash flows from operations, will be sufficient to meet our operating and liquidity requirements for at least the next twelve months. However, if the financial results anticipated are not achieved, our current cash and equivalents and available for sale investments may not be sufficient to meet our operating and liquidity requirements for at least the next twelve months without obtaining additional sources of liquidity which may not be available on favorable terms or at all. Our future operating and liquidity requirements will depend on numerous factors, including without limitation, future results of operations, and our continued ability to attract investors to our platform. If we are unable to generate positive cash flow from operations or to obtain funds from additional sources, this could have a material adverse effect on our business and financial condition.
Income Taxes
We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized by applying the statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets.  Based on the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in prior years, we have provided a full valuation allowance against our net deferred tax assets.
We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. We are required to make subjective assumptions and judgments regarding our income tax exposures. Interpretations and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations.
Given our history of operating losses, it is difficult to accurately forecast when and in what amounts future results will be affected by the realization, if any, of the tax benefits of future deductions for our net operating loss carry-forwards. Based on the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in prior years, we have provided a full valuation allowance against our net deferred tax assets.
Off-Balance Sheet Arrangements
As a result of retaining servicing rights on the sale of Borrower Loans, we are a variable interest holder in certain special purpose entities that purchase these Borrower Loans. None of these special purpose entities are consolidated as we are not the primary beneficiary.  Other than these special purpose entities we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

EX 99.1

Contractual Obligations
As of December 31, 2017, the following table summarizes our contractual obligations and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Operating lease obligations, net of minimum sublease rentals	$31,580	$4,529	$10,580	$10,869	$5,602
WebBank purchase obligations	29,322	29,322	—	—	—
Total contractual obligations	$60,902	$33,851	$10,580	$10,869	$5,602
WebBank Purchase Obligations
Under our loan account program with WebBank, a Utah-charted industrial bank that serves as our primary issuing bank, WebBank retains ownership of loans facilitated through our marketplace for two business days after origination. As part of this arrangement, we have committed to purchase the loans at the conclusion of the two business days.
Critical Accounting Policies
The accounting policies discussed below reflect our most significant judgments, assumptions and estimates which we believe are critical in understanding and evaluating our reported financial results including: (i) fair value measurement of Borrower Loans and Notes; (ii) stock-based compensation expense; (iii) loan servicing assets and liabilities; (iv) consolidation of variable interest entities;  (v) valuation of goodwill and intangible assets; (vi) impairment of goodwill and intangible assets and (vii) convertible preferred stock warrant liability. These judgments, estimates and assumptions are inherently subjective in nature and actual results may differ from these estimates and assumptions, and the differences could be material. For a full description of all accounting policies adopted by us, please see Note 2 to our consolidated financial statements.
Borrower Loans and Notes
Through the Note Channel, we issue Notes and purchase Borrower Loans from WebBank, and hold the Borrower Loans until maturity. The obligation to repay a series of Notes issued through the Note Channel is conditioned upon the repayment of the associated Borrower Loan. We have elected fair value accounting for Borrower Loans originated through the Note Channel and the related Notes. The fair value election for these Borrower Loans and Notes allows for the use of the same measurement approach for both Borrower Loans and the related Notes, consistent with the borrower payment dependent design of such Notes. Management believes that the fair value option is more meaningful for the readers of the financial statements and it allows both the Borrower Loans originated through the Note Channel and the related Notes to be valued using the same methodology. A specific allowance account is not recorded relating to the Borrower Loans in which we have elected the fair value option, but rather we estimate the fair value of such Borrower Loans and Notes using discounted cash flow methodologies adjusted for the expected payment, loss and recovery rates.
We estimate the fair values of Borrower Loans originated through the Note Channel and the related Notes using a discounted cash flow valuation methodology. The valuation methodology considers projected prepayments and uses the historical defaults, losses and recoveries on Borrower Loans to project future losses and net cash flows on such Borrower Loans.
We include in earnings the estimated unrealized fair value gains or losses during the period of Borrower Loans, and the offsetting estimated fair value gains or losses on the related Notes in the period in which such changes in fair value occurs.
Fair Value of Warrants Vested on the Sale of Borrower Loans

EX 99.1

Fair Value of Warrants Vested on the Sale of Borrower Loans on the Consolidated Statement of Operations includes the fair of Series F Convertible Preferred Stock warrants that have vested during the period. These warrants relate to warrants to purchase Series F Convertible Preferred Stock issued to the Consortium that vest when the Consortium purchases whole loans under the Consortium Purchase Agreement that was signed in February 2017. On vesting of the Series F warrants, Prosper records a liability as "Convertible Preferred Stock Warrant Liability" on the Consolidated Balance Sheet at fair value and a corresponding amount as "Fair Value of Warrants Vested on Sale of Borrower Loans" on the Consolidated Statement of Operations as contra-revenue.
We estimate the fair value of the Series F Convertible Preferred Stock warrants using valuation methods appropriate for the circumstances at the time of vesting. Generally, this includes determining the business enterprise value of the Company using methods that may include recent transactions in the Company's stock and market indicators. Once the business enterprise value has been estimated, an option pricing model is used to allocate the value to the various classes of Prosper's equity. The concluded per share value for the Series F convertible preferred stock warrant is then determined using a Black-Scholes option pricing model.
Stock-Based Compensation
Stock-based compensation includes expense associated with stock option grants and restricted stock units (“RSUs”). Stock-based compensation for stock options is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. As a result, we estimate the amount of stock-based compensation we expect to be forfeited based on our historical experience. If actual forfeitures differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially impacted.
Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our assumptions regarding a number of variables including the fair value of our common stock, our expected common stock price volatility over the expected life of the options, expected term of the stock option, risk-free interest rates and expected dividends.
Loan Servicing Asset and Liability
We record loan servicing assets and liabilities at their estimated fair values when we sell Borrower Loans to unrelated third-party buyers. The gain or loss on a loan sale is recorded in “Gain on Sale of Borrower Loans” on the consolidated statement of operations while the fair value of the servicing rights, which is based on the degree to which the contractual loan servicing fee is above or below an estimated market loan servicing fee is recorded in servicing assets or liabilities. Servicing assets and liabilities are recorded in “Servicing Assets” and “Other Liabilities,” respectively, on the consolidated balance sheet.
On January 1, 2015, we elected to adopt the fair value method to measure the servicing assets and liabilities for all classes of servicing assets and liabilities subsequent to initial recognition. Prior to January 1, 2015, we measured the servicing assets and liabilities using the amortized cost method.
We use a discounted cash flow model to estimate the fair value of the loan servicing assets or liabilities which considers the contractual projected servicing fee revenue that we earn on the Borrower Loans, estimated market servicing fees to service such loans, prepayment rates, default rates and the current principal balances of the loans.
Consolidation of Variable Interest Entities
The determination of whether to consolidate a variable interest entity (“VIE”) in which we have a variable interest requires a significant amount of analysis and judgment whether we are the primary beneficiary of a VIE via a controlling financial interest in the VIE. A controlling financial interest in a VIE exists if we have both the power to direct the VIE’s activities that most significantly affect the VIE’s economic performance and a potentially significant economic interest in the VIE. The determination of whether an entity is a VIE considers factors, such as (i) whether the entity’s equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support or (ii) when a holder’s equity investment at risk lacks any of the following characteristics of a controlling financial interest: the direct or indirect ability through voting

EX 99.1

rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the entity’s success, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the legal entity.
As a result of the nature of the retained servicing rights on the sale of Borrower Loans, we are a variable interest holder in certain special purposes entities that purchase these Borrower Loans.   For all of these entities we either do not have the power to direct the activities that most significantly affect the VIE’s economic performance or we do not have a potentially significant economic interest in the VIE.   In no case are we the primary beneficiary and as a result none of these entities are consolidated on our consolidated financial statements.
Management regularly reviews and reconsiders its previous conclusions regarding the status of an entity as a VIE and whether we are required to consolidate such VIE in the consolidated financial statements.
Valuation of Goodwill and Intangible Assets
When we acquire businesses, we allocate the purchase price to the tangible assets, liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair value of acquired assets and assumed liabilities, especially with respect to intangible assets. These estimates are based on information obtained from management of the acquired companies, market participant data, and historical experience. These estimates can include, but are not limited to:

•	the time and expenses that would be necessary to recreate the asset;

•	the profit margin a market participant would receive;

•	cash flows that an asset is expected to generate in the future; and

•	discount rates.
These estimates are inherently uncertain and unpredictable. A change in these estimates could impact our allocation of purchase price to the acquired assets and assumed liabilities. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill based on updated estimate information or facts and circumstances existing as of the acquisition date. Following the earlier of (1) receipt of all necessary information to determine the fair value of assets acquired and liabilities assumed, or (2) the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.
Impairment of Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Goodwill is evaluated for impairment annually in the third quarter, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. Triggering events that may indicate impairment include, but are not limited to, a significant adverse change in customer demand or business climate that could affect the value of goodwill or a significant decrease in expected cash flows. During the periods presented no reporting units were at risk of failing step one of the impairment analysis.
Intangible assets consist of identifiable intangible assets, primarily developed technology and customer lists, resulting from our acquisitions. Acquired intangible assets are recorded at cost, net of accumulated amortization. Intangible assets are amortized on a straight-line or accelerated basis over their estimated useful lives. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

PROSPER FUNDING LLC
This management’s discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” in this Annual Report

EX 99.1

on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements. This discussion should be read in conjunction with Prosper Funding’s historical financial statements and related notes thereto and the other disclosures contained elsewhere in this Annual Report on Form 10-K. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and Prosper Funding’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those included in the “Risk Factors” section and elsewhere in this Annual Report on Form 10-K.
Prosper Funding was formed in the state of Delaware in February 2012 as a limited liability company with its sole equity member being PMI. Prosper Funding was formed by PMI to hold Borrower Loans originated through the Note Channel and issue related Notes. Although Prosper Funding is consolidated with PMI for accounting and tax purposes, Prosper Funding has been organized and is operated in a manner that is intended to minimize the likelihood that it would be substantively consolidated with PMI in a bankruptcy proceeding. Prosper Funding’s intention is to minimize the likelihood that its assets would be subject to claims by PMI’s creditors if PMI were to file for bankruptcy, as well as to minimize the likelihood that Prosper Funding will become subject to bankruptcy proceedings directly. Prosper Funding seeks to achieve this by placing certain restrictions on its activities and implementing certain formal procedures designed to expressly reinforce its status as a distinct corporate entity from PMI.
PFL formed PAH in November 2013 as a limited liability company with the sole equity member being PFL. PAH was formed to purchase certain Borrower Loans from PFL and sell them to certain participants in the Whole Loan Channel.
Results of Operations
Overview
The following table summarizes Prosper Funding’s net income for the years ended December 31, 2017 , December 31, 2016 and December 31, 2015 (in thousands):

	Year Ended December 31,
	2017	2016	% Change	2016	2015	% Change
Total Net Revenue	$81,682	$72,439	13%	72,439	93,053	(22)%
Total Expenses	76,841	99,623	(23)%	99,623	67,718	47%
Net Income (Loss)	$4,841	$(27,184)	(118)%	(27,184)	25,335	(207)%
Total revenues for the year ended December 31, 2017 increased $9.2 million, a 13% increase from the year ended December 31, 2016, primarily due to the increased number of loan listings on the marketplace during 2017, which resulted in increased administration fee revenue for the listing driven portion of the administration fee.  Total expenses for the year ended December 31, 2017 decreased $22.8 million, a 23% decrease from the year ended December 31, 2016, primarily due to the non-recurring $30.7 million Colchis contract termination charge incurred in 2016 described in other expenses below.  Net income for the year ended December 31, 2017 increased $32.0 million, a 118% increase from the year ended December 31, 2016, primarily due to the contract termination charge not recurring in 2017 and higher loan listings on the marketplace.
Total revenues for the year ended December 31, 2016 decreased $20.6 million, a 22% decrease from the year ended December 31, 2015, primarily due to decreased loan listings which decreased the administrative fee revenue –related party. Total expenses for the year ended December 31, 2016 increased $31.9 million, a 47% increase from the year ended December 31, 2015, primarily due to the $30.7 million non-recurring Colchis contract termination charge described in other expenses below. Net income for the year ended December 31, 2016 decreased $52.5 million, a 207% decrease from the year ended December 31, 2015, primarily due to the decrease in revenues and the non-recurring contract termination charge.

EX 99.1

Revenues
The following table summarizes Prosper Funding’s revenue for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 (in thousands):

	Year ended December 31,
	2017	2016	% Change	2016	2015	% Change
Revenues
Operating Revenues
Administration Fee Revenue - Related Party	$101,500	$36,630	177%	$36,630	57,919	(37)%
Servicing Fees, Net	25,963	28,604	(9)%	$28,604	16,218	76%
Gain on Sale of Borrower Loans	(48,691)	3,637	(1,439)%	$3,637	14,151	(74)%
Other Revenues	170	478	(64)%	$478	1,500	(68)%
Total Operating Revenues	78,942	69,349	14%	$69,349	89,788	(23)%
Interest Income on Borrower Loans	$47,208	$44,649	6%	$44,649	41,380	8%
Interest Expense on Notes	$(43,954)	$(41,187)	7%	$(41,187)	(38,174)	8%
Net Interest Income	3,254	3,462	(6)%	$3,462	3,206	8%
Change in Fair Value on Borrower Loans, Loans Held for Sale and Notes, Net	(514)	(372)	38%	$(372)	59	(731)%
Total Revenues	$81,682	$72,439	13%	$72,439	93,053	(22)%
Administration Fee Revenue - Related Party
Prosper Funding primarily generates revenue through license fees it earns under its Administration Agreement with PMI. The Administration Agreement contains a license granted by Prosper Funding to PMI that entitles PMI to use the marketplace for and in relation to: (i) PMI’s performance of its duties and obligations under the Administration Agreement, and (ii) PMI’s performance of its duties and obligations to WebBank under the Loan Account Program Agreement. Effective July 1, 2016 the Administration Agreement was amended. The amendments included amending the License Fee to include a fixed monthly fee alongside a reduced variable fee and the introduction of a Rebates Fee related to rebates given to investors.  The increase in 2017 was the result of an increase in the listing driven portion of administration fees as a result of higher listings in 2017 and the above changes in the Administration Agreement, which was designed to compensate Prosper Funding for any rebates offered to whole loan investors. The decrease in the administration fee revenue in 2016 was the result of lower listing volume during 2016.  The decrease in listings was the result of Prosper reducing marketing spend to reduce demand and maintain marketplace equilibrium.
Servicing Fee Revenue
Prosper Funding earns a fee from investors who purchase Borrower Loans through the Whole Loan Channel for servicing such loans on their behalf. The servicing fee compensates Prosper Funding for the costs it incurs in servicing these Borrower Loans, including managing payments from borrowers, payments to investors and maintaining investors’ account portfolios. Historically, the servicing fee has been generally set at 1% per annum of the outstanding principal balance of the corresponding Borrower Loan prior to applying the current payment. For loans sold after August 1, 2016, the servicing fee has been set at 1.075% per annum of the outstanding principal balance of the corresponding Borrower Loan prior to applying the current payment. The decrease in servicing fees in 2017 compared to 2016 was due to the decrease in Borrower Loans being serviced as a result of the decrease in loan originations in 2016. The increase in servicing fees in 2016 was due to the increase in Borrower Loans being serviced as a result of the growth in sales of Borrower Loans through the Whole Loan Channel in 2015

EX 99.1

Gain (Loss) on Sale of Borrower Loans
Gain on Sale of Borrower Loans consists of net gains on Borrower Loans sold through the Whole Loan Channel. The loss in 2017 was due to an increase in rebates offered to certain whole loan investors to facilitate the sale of large volumes of Borrower Loans through the Whole Loan Channel. The increase in rebates of $52.3 million is primarily due to warrants issued by PMI in relation to the agreement with the Consortium that was reached in 2017 that results in warrants for convertible preferred stock vesting as loans are purchased by the Consortium.
The decrease in 2016 was due to a decrease in volume originated through the platform as described previously and the related sales and rebates given to investors of $5.9 million in 2016 to encourage whole loan purchases. This compares to no rebates given to investors on purchase in 2015.
Other Revenues
Other revenues consists primarily of fees earned from facilitating securitizations for whole loan purchasers.  The change in 2017 is not significant. The decrease in 2016 was due to less instances of whole loan purchasers securitizing loans in 2016 compared to 2015.
Interest Income on Borrower Loans and Interest Expense on Notes
Prosper Funding recognizes interest income on Borrower Loans originated through the Note Channel using the accrual method based on the stated interest rate to the extent Prosper Funding believes it to be collectable. Prosper Funding records interest expense on the corresponding Notes based on the contractual interest rates to the extent Prosper Funding believes they will be collectable. The interest rate charged on the Borrower Loans is generally 1% higher than the interest rate on the corresponding Note to compensate Prosper Funding for servicing the Borrower Loans.
Overall, the decrease in net interest income for 2017 compared to 2016 was primarily driven by the decrease in volume of Borrower Loans originated through the Note Channel. The increase in net interest income in 2016 was primarily driven by the increase in volume of Borrower Loans originated through the Note Channel.
Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, Net
The fair value of Borrower Loans, Loans Held for Sale and Notes are estimated using discounted cash flow methodologies based upon a set of valuation assumptions. The main assumptions used to value such Borrower Loans, Loans Held for Sale and Notes include prepayment rates derived from historical prepayment rates for each credit grade, default rates derived from historical performance, recovery rates and discount rates applied to each credit grade based on the perceived credit risk of each credit grade. Loans Held for Sale are primarily comprised of Borrower Loans held for short durations and are recorded using the same approach as the Borrower Loans.
The following table summarizes the fair value adjustments for the years ended December 31, 2017, 2016, and 2015 respectively (in thousands):

	Year ended December 31,
	2017	2016	2015
Borrower Loans	$(25,552)	$(25,934)	$(21,594)
Notes	25,031	25,569	21,774
Loans Held for Sale	7	(7)	(121)
Total	$(514)	$(372)	$59

EX 99.1

Expenses
The following table summarizes Prosper Funding’s expenses for the years ended December 31, 2017, 2016, and 2015 (in thousands):

	Year ended December 31,
	2017	2016	% Change	2016	2015	% Change
Expenses
Administration Fee Expense – Related Party	$70,359	$62,203	13%	$62,203	$62,786	(1)%
Servicing	6,103	5,395	13%	5,395	3,705	46%
General and Administrative	379	1,321	(71)%	1,321	1,227	8%
Other	—	30,704	(100)%	30,704	—	100%
Total Expenses	$76,841	$99,623	(23)%	$99,623	$67,718	47%
Administration Fee Expense - Related Party
Pursuant to an Administration Agreement between Prosper Funding and PMI, PMI manages the marketplace on behalf of Prosper Funding. Accordingly, each month, Prosper Funding is required to pay PMI (a) a corporate administration fee of $500,000 per month, (b) a fee for each Borrower Loan originated through the marketplace, (c) 62.5% of all servicing fees collected by or on behalf of Prosper Funding, and (d) all nonsufficient funds fees collected by or on behalf of Prosper Funding. The increase in 2017 was due to higher fees paid on the origination of borrower loans due to the increase in origination volume. The decrease in 2016 in the administration fee expense was primarily due to less loans being originated on the marketplace in 2016, resulting in decreased fees owed to PMI by Prosper Funding.
Servicing
Servicing costs consist primarily of vendor costs and depreciation of internal use software costs associated with servicing Borrower Loans. The increase for 2017 was primarily due to an increase in amortization of internal use software. The increase in 2016 was primarily due to an increase in loan processing costs which was driven by higher loan volumes being serviced.
General and Administrative
General and administrative costs consist primarily of bank service charges and professional fees. The decrease in 2017 was primarily due to a decrease in outsourced costs. The increase in 2016 was primarily due to an increase in bank charges that were incurred with the increased transaction volume.
Other
Other expenses consist of contract termination costs. In November 2016, PMI and Prosper Funding, negotiated the termination of a contract with Colchis Capital Management, L.P. ("Colchis"). In exchange for termination of the contract, PMI, on behalf of Prosper Funding, agreed to pay Colchis $9 million and issue a warrant to purchase shares of a new series of preferred stock representing 7% of PMI's capitalization as of the date of issuance for $0.01 per share. The fair value of the warrants at the time of contract termination was $21.7 million. The total of the cash payment and the fair value of the warrants that PMI issued was recorded in Other expenses. Prosper Funding does not expect to incur similar contract termination charges in the future.
Quarterly Results of Operations
The following table sets forth our unaudited consolidated statement of operations data for each of the eight quarters ended December 31, 2017. The unaudited quarterly statement of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the unaudited quarterly statement of operations data. Our historical results are not necessarily indicative of our future operating results. The following quarterly consolidated financial data should be

EX 99.1

read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K (dollar amounts in thousands, except per share information):

Quarters Ended	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Revenues
Operating Revenues
Administration Fee Revenue – Related Party	26,840	32,198	27,309	15,153
Servicing Fees, Net	6,937	6,626	6,520	5,879
Gain (Loss) on Sale of Borrower Loans	(14,583)	(17,399)	(13,084)	(3,625)
Other Revenues	60	45	34	32
Total Operating Revenues	19,254	21,470	20,779	17,439
Interest Income on Borrower Loans	11,637	12,066	12,007	11,499
Interest Expense on Notes	(10,853)	(11,247)	(11,177)	(10,678)
Net Interest Income	784	819	830	821
Change in Fair Value on Borrower Loans, Loans Held for Sale and Notes, Net	(317)	(173)	70	(94)
Total Net Revenues	19,721	22,116	21,679	18,166
Expenses
Administration Fee – Related Party	17,000	19,078	18,466	15,815
Servicing	1,296	1,553	1,524	1,730
General and Administrative	(125)	186	145	173
Total Expenses	18,171	20,817	20,135	17,718
Total Net Income	1,550	1,299	1,544	448

Quarters Ended	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Revenues
Operating Revenues
Administration Fee Revenue – Related Party	8,753	5,530	6,930	15,417
Servicing Fees, Net	6,955	7,026	7,589	7,034
Gain on Sale of Borrower Loans	(228)	761	(687)	3,791
Other Revenues	30	30	26	392
Total Operating Revenues	15,510	13,347	13,858	26,634
Interest Income on Borrower Loans	11,588	11,566	10,988	10,507
Interest Expense on Notes	(10,731)	(10,636)	(10,098)	(9,722)
Net Interest Income	857	930	890	785
Change in Fair Value on Borrower Loans, Loans Held for Sale and Notes, Net	(245)	(47)	(2)	(78)
Total Net Revenues	16,122	14,230	14,746	27,341
Expenses
Administration Fee – Related Party	13,701	12,243	15,652	20,607
Servicing	1,258	1,374	1,536	1,227
General and Administrative	245	342	380	357
Other	30,701
Total Expenses	45,905	13,959	17,568	22,191
Total Net Income	(29,783)	271	(2,822)	5,150

EX 99.1

Liquidity and Capital Resources (in thousands):

	December 31,
	2017	2016	2015
Net Income	$4,841	$(27,184)	$25,335
Net cash provided in operating activities	3,285	14,104	102,950
Net cash used in investing activities	(6,645)	(49,464)	(54,757)
Net cash (used in) provided by financing activities	(3,237)	35,309	9,890
Net increase (decrease) in cash, cash equivalents and restricted cash	(6,597)	(51)	58,083
Cash, cash equivalents and restricted cash at the beginning of the period	154,912	154,963	96,880
Cash, cash equivalents and restricted cash at the end of the period	$148,315	$154,912	$154,963
Net cash, cash equivalents and restricted cash decreased for the year ended December 31, 2017. Cash flows were negative due to a $5.8 million distribution to the PMI and a $9.5 million reduction in cash held on the platform by investors that is classified as restricted cash, this was offset by net operating income of $8.9 million net of non-cash items. Net cash used in investing primarily represents acquisitions of Borrower Loans (excluding acquisition of Borrower Loans sold to unrelated third parties which is included in cash flow from operations along with the corresponding proceeds from sale of Borrower Loans), offset by repayment of Borrower Loans. Net cash provided by financing activities primarily represents proceeds from the issuance of Notes, partially offset by payments on Notes and distributions to PMI.
Net cash, cash equivalents and restricted cash were relatively flat for the year ended December 31, 2016. Cash flows were relatively flat due to a cash distribution to PMI of $8.5 million and purchases of property and equipment of $5.6 million, these were offset of net income of $3.5 million when excluding the non-cash loss on contract termination and a $6.0 million increase in cash held on the platform by investors that is classified as restricted cash.
Income Taxes
Prosper Funding incurred no income tax provision for the years ended December 31, 2017 and 2016. Prosper Funding is a US disregarded entity and the income and loss is included in the return of its parent, PMI. Given PMI’s history of operating losses, it is difficult to accurately forecast how Prosper’s and Prosper Funding’s results will be affected by the realization and use of net operating loss carry forwards.
Off-Balance Sheet Arrangements
As a result of retaining servicing rights on the sale of Borrower Loans, Prosper Funding is a variable interest holder in certain special purpose entities that purchase these Borrower Loans.  None of these special purpose entities are consolidated as Prosper Funding is not the primary beneficiary.

EX 99.1

Note: The information contained in this Item 15 has been updated for the cash flow presentation requirements associated with the adoption of ASU 2016-18, as if it was adopted by the Company as of December 31, 2017. Within this Item 15, updates have been made to the Consolidated Statements of Cash Flows, as well as Note 2—Basis of Presentation and Significant Accounting Policies, as applicable. There have been no other changes made since the filing of the 2017 10-K. For significant developments since the filing of the 2017 10-K, refer to other periodic reports filed with the SEC through the date of this Registration Statement on Form S-1.

Item 15.	Exhibits and Financial Statement Schedule

EX 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of Prosper Marketplace Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Prosper Marketplace Inc. and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, other comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows , for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, effective January 1, 2018 the Company adopted the Financial Accounting Standards Board’s new standard Accounting Standards Update 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18) using the retrospective approach.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DELOITTE & TOUCHE LLP

San, Francisco, CA
March 23, 2018, except for retrospective adjustments described in Note 2, as to which the date is September 25, 2018

We have served as the Company's auditor since 2014.

EX 99.1

Prosper Marketplace, Inc.
Consolidated Balance Sheets
(in thousands, except for share and per share amounts)

	December 31,	December 31,
ASSETS	2017	2016
Cash and Cash Equivalents	$45,795	$22,337
Restricted Cash	152,668	163,907
Available for Sale Investments, at Fair Value	53,147	32,769
Accounts Receivable	683	757
Loans Held for Sale, at Fair Value	49	624
Borrower Loans, at Fair Value	293,005	315,627
Property and Equipment, Net	18,136	24,853
Prepaid and Other Assets	7,796	4,606
Servicing Assets	14,711	12,786
Goodwill	36,368	36,368
Intangible Assets, Net	1,377	9,212
Total Assets	$623,735	$623,846
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Accounts Payable and Accrued Liabilities	$11,942	$15,017
Payable to Investors	132,432	142,644
Notes, at Fair Value	293,948	316,236
Other Liabilities	12,669	17,173
Convertible Preferred Stock Warrant Liability	116,366	21,711
Total Liabilities	567,357	512,781
Commitments and Contingencies (see Note 16)
Convertible Preferred Stock – $0.01 par value; 444,760,848 shares authorized; 214,637,925 issued and outstanding as of December 31, 2017; and 217,388,425 shares authorized, 177,388,425 issued and outstanding as of December 31, 2016. Aggregate liquidation preference of $375,952 and $325,952 as of December 31, 2017 and December 31, 2016, respectively.	323,793	275,938
Stockholders' Deficit
Common Stock – $0.01 par value; 625,000,000 shares authorized; 71,226,934 shares issued, and 70,290,999 shares outstanding, as of December 31, 2017; 338,222,103 shares authorized; 70,843,044 shares issued and 69,907,109 outstanding as of December 31, 2016.	228	212
Additional Paid-In Capital	136,653	123,988
Less: Treasury Stock	(23,417)	(23,417)
Accumulated Deficit	(380,806)	(265,648)
Accumulated Other Comprehensive Loss	(73)	(8)
Total Stockholders' Deficit	$(267,415)	$(164,873)
Total Liabilities, Convertible Preferred Stock and Stockholders' Deficit	$623,735	$623,846
All share numbers reflect a 5-for-1 forward stock split effected by PMI on February 16, 2016.
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Marketplace, Inc.
Consolidated Statements of Operations
(in thousands, except for share and per share amounts)

	Year ended December 31,
	2017	2016	2015
Revenues
Operating Revenues
Transaction Fees, Net	$130,174	$95,130	$161,708
Servicing Fees, Net	27,206	28,903	17,238
Gain on Sale of Borrower Loans	11,431	3,637	14,151
Fair Value of Warrants Vested on Sale of Borrower Loans	(60,122)	—	—
Other Revenues	4,806	5,245	7,687
Total Operating Revenues	113,495	132,915	200,784
Interest Income
Interest Income on Borrower Loans	47,208	44,649	41,606
Interest Expense on Notes	(43,954)	(41,187)	(38,174)
Net Interest Income	3,254	3,462	3,432
Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, Net	(514)	(372)	59
Total Net Revenues	116,235	136,005	204,275
Expenses
Origination and Servicing	34,881	33,944	31,139
Sales and Marketing	83,462	70,146	112,284
General and Administrative	75,686	102,735	86,480
Restructuring Charges, Net	1,340	17,027	—
Change in Fair Value of Convertible Stock Warrants	29,140	7	—
Other Expenses, Net	7,392	30,341	—
Total Expenses	231,901	254,200	229,903
Net Loss Before Taxes	(115,666)	(118,195)	(25,628)
Income Tax Expense	(508)	546	340
Net Loss	$(115,158)	$(118,741)	$(25,968)
Net Loss Per Share – Basic and Diluted	$(1.65)	$(1.85)	$(0.47)
Weighted-Average Shares - Basic and Diluted	69,687,836	64,196,537	55,547,408
The weighted average number of shares and the net loss per share reflect a 5-for-1 forward stock split effected by PMI on February 16, 2016
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Marketplace, Inc.
Consolidated Statements of Other Comprehensive Loss
(in thousands)

	Year ended December 31,
	2017	2016	2015
Net Loss	$(115,158)	$(118,741)	$(25,968)
Other Comprehensive Income (Loss), Before Tax
Change in Net Unrealized Gain (Loss) on Available for Sale Investments, at Fair Value	(74)	148	(144)
Realized (Gain) Loss on Sale of Available for Sale Investments, at Fair Value	9	(12)	—
Other Comprehensive Income (Loss), Before Tax	(65)	136	(144)
Income tax effect	—	—	—
Other Comprehensive Income (Loss), Net of Tax	(65)	136	(144)
Comprehensive Loss	$(115,223)	$(118,605)	$(26,112)
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Marketplace, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except for share amounts)

	Convertible Preferred Stock		Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance as of January 1, 2015	153,499,785	$111,145	72,243,500	$102	(935,935)	$(303)	$86,340	$—	$(121,513)	$(35,374)
Cumulative effect of adoption of fair value method for servicing rights	—	—	—	—	—	—	—	—	574	574
Issuance of convertible preferred stock, Series D, net of issuance costs	23,888,640	164,793	—	—	—	—	—	—	—	—
Exercise of vested stock options	—	—	3,125,890	8	—	—	771	—	—	779
Exercise of nonvested stock options	—	—	76,045	—	—	—	—	—	—	—
Repurchase of restricted stock	—	—	(1,493,775)	—	—	—	—	—	—	—
Repurchase of common stock	—	—	—	—	(4,241,300)	(23,114)	—	—	—	(23,114)
Restricted stock vested	—	—	—	17	—	—	471	—	—	488
Restricted stock units sold	—	—	450,000	—	—	—	1,630	—	—	1,630
Exercise of warrants	—	—	207,065	—	—	—	125	—	—	125
Stock-based compensation expense	—	—	—	—	—	—	13,634	—	—	13,634
Change in net unrealized loss on available for sale investments, at fair value	—	—	—	—	—	—	—	(144)	—	(144)
Net Loss	—	—	—	—	—	—	—	—	(25,968)	(25,968)
Balance as of December 31, 2015	177,388,425	275,938	74,608,725	127	(5,177,235)	(23,417)	102,971	(144)	(146,907)	(67,370)
Exercise of vested stock options	—	—	466,300	6	—	—	305	—	—	311
Repurchase of restricted stock	—	—	(673,750)	—	—	—	—	—	—	—
Restricted stock vested	—	—	—	79	—	—	196	—	—	275
Issuance of common stock, for settlement of vested RSUs	—	—	635,068	—	—	—	—	—	—	—
Exercise of warrants	—	—	48,001	—	—	—	11	—	—	11
Stock-based compensation expense	—	—	—	—	—	—	20,505	—	—	20,505
Change in net unrealized loss on available for sale investments, at fair value	—	—	—	—	—	—	—	136	—	136
Net Loss	—	—	—	—	—	—	—	—	(118,741)	(118,741)
Balance as of December 31, 2016	177,388,425	275,938	75,084,344	212	(5,177,235)	(23,417)	123,988	(8)	(265,648)	(164,873)
Issuance of convertible preferred stock, Series G, net of issuance costs	37,249,497	47,855	—	—	—	—	—	—	—	—
Exercise of vested stock options	—	—	606,284	6	—	—	97	—	—	103
Repurchase of restricted stock	—	—	(266,130)	—	—	—	—	—	—	—
Restricted stock vested	—	—	—	10	—	—	31	—	—	41
Exercise of warrants	3	—	43,736	—	—	—	5	—	—	5
Stock-based compensation expense	—	—	—	—	—	—	12,532	—	—	12,532
Change in net unrealized loss on available for sale investments, at fair value	—	—	—	—	—	—	—	(65)	—	(65)
Net Loss	—	—	—	—	—	—	—	—	(115,158)	(115,158)
Balance as of December 31, 2017	214,637,925	$323,793	75,468,234	$228	(5,177,235)	$(23,417)	$136,653	$(73)	$(380,806)	$(267,415)

The number of shares reflects a 5-for-1 forward stock split effected by PMI on February 16, 2016.
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Marketplace, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31,
	2017	2016	2015
Cash Flows from Operating Activities:
Net Loss	$(115,158)	$(118,741)	$(25,968)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:
Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes	514	372	(59)
Depreciation and Amortization	12,348	13,220	7,649
Gain on Sales of Borrower Loans	(14,138)	(9,634)	(14,561)
Change in Fair Value of Servicing Rights	12,074	11,053	4,860
Stock-Based Compensation Expense	12,238	19,787	13,011
Restructuring Liability	1,343	6,052	—
Fair Value of Warrants Vested	61,605	—	—
Change in Fair Value of Warrants	29,140	7	—
Change in Fair Value of Contingent Consideration	—	199	1,001
Other, Net	377	1,527	216
Impairment Losses on Assets Held for Sale	6,399	—	—
Warrants Issued for Contract Termination	—	21,711	—
Changes in Operating Assets and Liabilities:
Purchase of Loans Held for Sale at Fair Value	(2,619,130)	(1,979,952)	(3,517,467)
Proceeds from Sales and Principal Payments of Loans Held for Sale at Fair Value	2,619,709	1,979,352	3,525,759
Accounts Receivable	74	1,677	865
Prepaid and Other Assets	(3,208)	1,825	(1,360)
Accounts Payable and Accrued Liabilities	(2,268)	379	6,493
Payable to Investors	(10,212)	6,137	72,013
Other Liabilities	(2,496)	(12,179)	1,888
Net cash provided by (Used in) Operating Activities	(10,789)	(57,208)	74,340
Cash Flows from Investing Activities:
Purchase of Borrower Loans Held at Fair Value	(194,887)	(217,582)	(197,436)
Principal Payments of Borrower Loans Held at Fair Value	192,054	173,710	151,893
Purchases of Property and Equipment	(4,174)	(10,760)	(15,977)
Maturities of Short Term Investments	1,280	1,279	1,274
Purchases of Short Term Investments	(1,262)	(1,277)	(1,277)
Purchases of Available for Sale Investments, at Fair Value	(68,297)	(11,725)	(77,538)
Proceeds from Sale of Available for Sale Securities	31,232	12,445	4,022
Maturities of Available for Sale Securities	16,600	39,593	—
Acquisition of Businesses, Net of Cash Acquired	—	—	(38,147)
Net Cash Used in Investing Activities	(27,454)	(14,317)	(173,186)
Cash Flows from Financing Activities:
Proceeds from Issuance of Notes Held at Fair Value	194,391	217,767	197,228
Payments of Notes Held at Fair Value	(191,828)	(173,958)	(151,838)
Repayment of Borrowings	—	—	(5,047)
Proceeds from Issuance of Convertible Preferred Stock, Net	47,855	—	164,793
Proceeds from Exercise of Warrants and Stock Options including Early Exercise, and Issuance of Restricted Stock	123	541	5,004
Repurchase of Common Stock and Restricted Stock	(64)	(80)	(23,246)
Taxes Paid for Awards Vested Under Equity Incentive Plans	(15)	(219)	(2,387)
Contingent Consideration Paid	—	(3,800)	—
Net Cash Provided by Financing Activities	50,462	40,251	184,507
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	12,219	(31,274)	85,661
Cash, Cash Equivalents and Restricted Cash at Beginning of the Year	186,244	217,518	131,857
Cash, Cash Equivalents and Restricted Cash at End of the Year	$198,463	$186,244	$217,518
Cash Paid for Interest	$43,776	$40,369	$38,168
Non-Cash Investing Activity- Accrual for Property and Equipment, Net	171	382	1,483
Non-Cash Investing Activity- Amount Payable for the Acquisition of Business	$—	$—	$4,488
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Marketplace, Inc.
Notes to Consolidated Financial Statements

1. Organization and Business
Prosper Marketplace, Inc. (“PMI”) was incorporated in the state of Delaware on March 22, 2005.  Except as the context requires otherwise, as used in these Notes to Consolidated Financial Statements of Prosper Marketplace, Inc., “Prosper,” “we,” “us,” and “our” refer to PMI and its wholly-owned subsidiaries, on a consolidated basis.
PMI developed a peer-to-peer online credit marketplace (the “marketplace”), and, in February 2013, transferred ownership of the marketplace to Prosper Funding LLC (“PFL”), its wholly-owned subsidiary.  All of the borrower payment dependent notes (“Notes”) issued and sold through the marketplace today are issued and sold by PFL.  PFL also operates the marketplace and facilitates the origination of unsecured, consumer loans by WebBank (“Borrower Loans”), an FDIC-insured, Utah-chartered industrial bank, through the marketplace.  Pursuant to a Loan Account Program Agreement between PMI and WebBank, PMI manages the operation of the marketplace, as agent of WebBank, in connection with the submission of loan applications by potential borrowers, the origination of related loans by WebBank and the funding of such Borrower Loans by WebBank.  On February 1, 2013, PFL entered into an Administration Agreement with PMI in its capacity as licensee, corporate administrator, loan marketplace administrator and loan and note servicer, pursuant to which PMI provides certain back office support, loan platform administration and loan servicing to PFL.
The marketplace is designed to allow investors to invest in Borrower Loans in an open, transparent marketplace, with the aim of allowing both investors and borrowers to benefit financially as well as socially. Prosper believes marketplace lending represents a model of consumer lending, where individuals and institutions can earn the interest spread of a traditional consumer lender but must also assume the credit risk of a traditional consumer lender.
A borrower who wishes to obtain a Borrower Loan through the marketplace must post a loan listing on the marketplace. Listings are allocated to one of two investor funding channels: (i) the “Note Channel,” which allows investors to commit to purchase Notes from PFL, the payments of which are dependent on PFL’s receipt of payments made on the corresponding Borrower Loan; and (ii) the “Whole Loan Channel,” which allows investors to commit to purchase 100% of a Borrower Loan directly from Prosper.
As of December 31, 2017, the marketplace is open to investors in 30 states and the District of Columbia. Additionally, as of December 31, 2017, the marketplace is open to borrowers in 46 states and the District of Columbia. Currently our marketplace does not operate internationally.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements include the accounts of PMI and its wholly owned subsidiaries including PFL, PHL and BillGuard. All intercompany balances and transactions between PMI and its subsidiaries have been eliminated in consolidation. PMI and PFL’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures, including contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates, judgments and assumptions include but are not limited to the following: valuation of Loans Held for Sale, Borrower Loans and associated Notes, valuation of servicing rights, valuation allowance on deferred tax assets, stock-based compensation expense, intangible assets, goodwill, contingent consideration, restructuring liability, convertible preferred stock warrant liability and contingent liabilities. Actual results could differ from those estimates.

EX 99.1

Certain Risks
In the normal course of its business, Prosper encounters significant credit risk. Financial instruments that potentially subject Prosper to significant credit risk consist primarily of cash, cash equivalents, available for sale investments, Borrower Loans held and restricted cash. Prosper places cash and restricted cash with high-quality financial institutions and is exposed to credit risk in the event of default by these institutions to the extent the amount recorded on the balance sheet exceeds federally insured amounts. Prosper invests cash equivalents in highly liquid marketable securities with original maturities of three months or less at the time of purchase, consisting primarily of money market funds, commercial paper, US treasury securities and US agency securities.
To the extent that payments on Borrower Loans (including Borrower Loans that have been sold) are not made, interest income and/or servicing income will be reduced. A series of Notes corresponding to a particular Borrower Loan is wholly dependent on the repayment of such Borrower Loan. As a result, Prosper does not bear the credit risk on such Borrower Loan.
Reclassifications
Due to the early adoption of ASU 2016-09 on January 1, 2016, reclassifications were made to the financing section of the consolidated statements of cash flows to reflect employee taxes paid to a tax authority to satisfy the employer's statutory income tax withholding obligation in relation to the exercise of stock awards.  Prior period amounts have been reclassified to conform to the current presentation.
During the year ended December 31, 2017, Prosper changed the presentation of its expenses in the consolidated statements of operations. A new line called “Change in the Fair Value of Convertible Stock Warrants” was created with the amounts included in this line previously classified as “Other Expenses, Net”.  Prior period amounts have been reclassified to conform to the current presentation.
Consolidation of Variable Interest Entities
The determination of whether to consolidate a variable interest entity (“VIE”) in which we have a variable interest requires a significant amount of analysis and judgment around whether we are the primary beneficiary of a VIE via a controlling financial interest in the VIE. A controlling financial interest in a VIE exists if we have both the power to direct the VIE’s activities that most significantly affect the VIE’s economic performance and a potentially significant economic interest in the VIE. The determination of whether an entity is a VIE considers factors, such as (i) whether the entity’s equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support or (ii) when a holder’s equity investment at risk lacks any of the following characteristics of a controlling financial interest: the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the entity’s success, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the legal entity.
As a result of the nature of the retained servicing rights on the sale of Borrower Loans, we are a variable interest holder in certain special purposes entities that purchase these Borrower Loans.   For all of these entities we either do not have the power to direct the activities that most significantly affect the VIE’s economic performance or we do not have a potentially significant economic interest in the VIE.   In no case are we the primary beneficiary, therefore, we do not consolidate these entities.
Management regularly reviews and reconsiders its previous conclusions regarding the status of an entity as a VIE and whether we are required to consolidate such VIE in the consolidated financial statements.
Transfers of Financial Assets
Prosper accounts for transfers of entire financial assets or a participating interest in an entire financial asset as sales when it has surrendered control over the transferred assets. Control is generally considered to have been surrendered when the transferred assets have been legally isolated from Prosper, the transferee has the right to pledge or exchange the assets without any significant constraints, and Prosper has not entered into a repurchase agreement, does not hold significant call options and has not written significant put options on the transferred assets.

EX 99.1

Prosper sells loans or participating interests in loans via whole loan sale transactions and the fractional note channel. In certain instances of whole loan sales transactions Prosper will sell whole loans to unconsolidated VIEs that then securitize the whole loans purchased.
Prosper recognizes a gain or loss on the sale of financial assets by comparing the net sales proceeds (including fair value of any servicing asset or liability and recourse obligation recognized) to the carrying amount of the assets sold. Transfers of financial assets that do not qualify for sale accounting are reported as secured borrowings. Accordingly, the related assets remain on Prosper’s Consolidated Balance Sheets and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with related interest expense recognized over the life of the related assets.
Cash and Cash Equivalents
Cash includes various unrestricted deposits with investment grade rated financial institutions. Cash equivalents consist of highly liquid marketable securities with original maturities of three months or less at the time of purchase and consist primarily of money market funds, commercial paper, US treasury securities and US agency securities. Cash equivalents are recorded at cost, which approximates fair value.
Restricted Cash
Restricted cash consists primarily of cash deposits and short term certificate of deposit accounts held as collateral as required for long term leases, loan funding and servicing activities, and cash that investors or Prosper has on our marketplace that has not yet been invested in Borrower Loans or disbursed to the investor.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amount shown in the condensed consolidated statements of cash flows:

	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Cash and Cash Equivalents	45,795	$22,337	$66,295	$50,557
Restricted Cash	152,668	163,907	151,223	81,300
Total Cash, Cash Equivalents and Restricted Cash show in the consolidated statements of cash flows	$198,463	$186,244	$217,518	$131,857
Short Term Investments
Short Term Investments which are included in Prepaid and Other Assets consist of certificates of deposit with a term greater than three months but less than a year that are held as collateral as required for loan funding and servicing activities.
Available for Sale Investments
Available for sale securities consist of commercial paper with terms longer than three months, US treasury securities, US agency securities and corporate debt securities.  Available for sale investments are recorded at fair value with unrealized gains and losses reported, net of taxes, in accumulated other comprehensive income (loss) included in stockholders' equity unless management determines that an investment is other-than-temporarily impaired.
Management evaluates whether impairment of available for sale debt securities are other than temporary impairment (“OTTI”) on a quarterly basis. Debt securities with unrealized losses are considered OTTI if Prosper intends to sell the investment or if it is more likely than not that it will be required to sell such investment before any anticipated recovery. If management determines that an investment is OTTI under these circumstances, the impairment recognized in earnings is measured as the entire difference between the amortized cost and then-current fair value.

EX 99.1

An investment is also OTTI if management does not expect to recover all of the amortized cost of the investment. In this circumstance, the impairment recognized in earnings represents estimated credit losses, and is measured by the difference between the present value of expected cash flows and the amortized cost of the investment. Management utilizes cash flow models to estimate the expected future cash flow from the securities to estimate the credit loss. Expected cash flows are discounted using the investment's effective interest rate.   The evaluation of whether Prosper expects to recover the amortized cost of an investment is inherently judgmental. The evaluation includes the assessment of several bond performance indicators, including the current price and magnitude of the unrealized loss and whether Prosper has received all scheduled principal and interest payments. There were no impairment charges recognized during the years ended December 31, 2017 and December 31, 2016.
Fair Value Measurement
Prosper measures the fair value of assets and liabilities in accordance with its fair value hierarchy which prioritizes information used to measure fair value and the effect of fair value measurements on earnings and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation. We apply this framework whenever other standards require (or permit) assets or liabilities to be measured at fair value.
We define fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The price used to measure the fair value is not adjusted for transaction costs. The fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which Prosper would sell or transfer the asset with the greatest volume and level of activity for the asset. In determining the principal market for an asset or liability, it is assumed that Prosper has access to the market as of the measurement date. If no market for the asset exists or if Prosper does not have access to the principal market, Prosper uses a hypothetical market.
Assets and liabilities carried at fair value on the balance sheets are classified among three levels based on the observability of the inputs used to determine fair value:
Level 1 — The valuation is based on quoted prices in active markets for identical instruments.
Level 2 — The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation methodologies for which all significant assumptions are observable in the market.
Level 3 — The valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar methodologies, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.
Fair values of assets or liabilities are determined based on the fair value hierarchy, which requires an entity to maximize the use of quoted prices and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation methodologies are utilized, depending on the nature of the financial instrument, including the use of market prices for identical or similar instruments, or discounted cash flow models. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.
Financial instruments consist principally of Cash and Cash Equivalents, Restricted Cash, Available for Sale Investments, Borrower Loans, Loans Held for Sale, Accounts Receivable, Accounts Payable and Accrued Liabilities, Payable to Investors, Convertible Preferred Stock Warrant Liability and Notes. Servicing Assets and Liabilities are also subject to fair value measurement within the financial statements of Prosper. The estimated fair values of Cash and Cash Equivalents, Restricted Cash, Accounts Receivable, Accounts Payable and Accrued Liabilities, and Payable to Investors approximate their carrying values because of their short term nature.
As observable market prices are not available for the Borrower Loans, Loans Held for Sale and Notes, or for similar assets and liabilities, Prosper believes the Borrower Loans, Loans Held for Sale and Notes should be considered level 3 financial instruments. In a hypothetical transaction as of the measurement date, Prosper believes that differences in the principal marketplace in which the Borrower Loans are originated and the principal marketplace in which Prosper might offer those loans

EX 99.1

may result in differences between the originated amount of the loans and their fair value as of the transaction date. For Borrower Loans and Loans Held for Sale, the fair value is estimated using discounted cash flow methodologies based upon valuation assumptions including prepayment speeds, default rates and discount rates based on the perceived credit risk within each credit grade.
The obligation to pay principal and interest on any series of Notes is equal to the loan payments, if any, that are received on the corresponding Borrower Loan, net of our servicing fee which is generally 1.0% of the outstanding balance.  The fair value election for Notes and Borrower Loans allows both the assets and the related liabilities to receive similar accounting treatment for expected losses which is consistent with the subsequent cash flows to investors that are dependent upon borrower payments. As such, the fair value of a series of Notes is approximately equal to the fair value of the corresponding Borrower Loan, adjusted for the 1.0% servicing fee and the timing of loan purchase, note issuance and borrower payments subsequently disbursed to such Note holders.  As a result, the valuation of the Notes uses the same methodology and assumptions as the Borrower Loans, except that the Notes incorporate the 1.0% servicing fee and any differences in timing in payments. Any unrealized gains or losses on the Borrower Loans and Notes for which the fair value option has been elected is recorded as a separate line item in the statement of operations. The effective interest rate associated with a group of Notes is less than the interest rate earned on the corresponding Borrower Loan due to the 1.0% servicing fee. See Note 4 for a roll-forward and further discussion of the significant assumptions used to value Borrower Loans and Notes.
Restructuring Charges
Restructuring charges consist of severance costs and contract termination related costs and impairment charges associated with the severance actions. A liability for severance costs is typically recognized when the plan of termination has been communicated to the affected employees and is measured at its fair value at the communication date. Contract termination costs consist primarily of costs that will continue to be incurred under operating leases for their remaining terms without economic benefit to the Company. A liability for contract termination costs is recognized at the date the Company ceases using the rights conveyed by the lease contract and is measured at its fair value, which is determined based on the remaining contractual lease rentals reduced by estimated sublease rentals.
Borrower Loans and Notes
Through the Note Channel, Prosper purchases Borrower Loans from WebBank then issues Notes, and holds the Borrower Loans until maturity. The obligation to repay a series of Notes originated through the Note Channel is dependent upon the repayment of the associated Borrower Loan. Borrower Loans and Notes originated through the Note Channel are carried on Prosper’s consolidated balance sheets as assets and liabilities, respectively. We choose to measure certain financial instruments and certain other items at fair value on an instrument-by-instrument basis with unrealized gains and losses on items for which the fair value option has been elected reported in earnings. Management believes that the fair value option is more meaningful for the readers of the financial statements and it allows both the Borrower Loans and Notes to be valued using the same methodology. The fair value election, with respect to an item, may not be revoked once an election is made. Prosper estimates the fair value of such Borrower Loans and Notes using discounted cash flow methodologies adjusted for the expected prepayment, loss, recovery and default rates.   The Borrower Loans are not derecognized when a corresponding Note is issued as Prosper maintains the ability to sell the Borrower Loans without the approval of the holders of the corresponding Notes.
Loan Servicing Assets and Liabilities
Prosper records servicing assets and liabilities at their estimated fair values for servicing rights retained when Prosper sells Borrower Loans to unrelated third-party buyers. The change in fair value of servicing assets and liabilities is recognized in “Servicing Fees” revenue. The gain or loss on a loan sale is recorded in “Gain on Sale” while the fair value of the servicing rights, which is based on the degree to which the contractual loan servicing fee is above or below an estimated market servicing rate is recorded in servicing assets or liabilities. Servicing assets and liabilities are recorded in “Servicing Assets” and “Other Liabilities,” respectively, on the consolidated balance sheets.
Prosper uses a discounted cash flow model to estimate the fair value of the loan servicing assets or liabilities which considers the contractual projected servicing fee revenue that Prosper earns on the Borrower Loans, estimated market servicing rates to service such loans, prepayment rates, default rates and the current principal balances of the Borrower Loans.
Loans Held for Sale

EX 99.1

Loans Held for Sale are comprised of Borrower Loans held for short durations and are recorded at fair value. The fair value is estimated using discounted cash flow methodologies based upon a set of valuation assumptions similar to those of other Borrower Loans. We measure Loans Held for Sale at fair value on an instrument-by-instrument basis with unrealized gains and losses on items for which the fair value option has been elected reported in earnings. Management believes that the fair value option is more meaningful for the readers of the financial statements and it allows for the Loans Held for Sale to be measured at fair value similar to Borrower Loans and Notes. The fair value election, with respect to an item, may not be revoked once an election is made.
Property and Equipment
Property and equipment consists of computer equipment, office furniture and equipment, leasehold improvements, software purchased or developed for internal use and web site development costs. Property and equipment are stated at cost, less accumulated depreciation and amortization, and are computed using the straight-line method based upon estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Computers and equipment	3 years
Leasehold improvements	5-8 years
Software and website development costs	1-5 years
The costs to develop software for the website and other internal uses are capitalized when management has authorized and committed project funding, preliminary development efforts are successfully completed, and it is probable that the project will be completed and the software will be used as intended. Capitalized software and website development costs primarily include software licenses acquired, fees paid to outside consultants, and salaries and payroll related costs for employees directly involved in the development efforts.
Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Capitalized costs are included in property and equipment and amortized to expense using the straight-line method over their expected lives. Software and website development assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of software and website development assets to be held and used is measured by a comparison of the carrying amount of the asset group to the future net undiscounted cash flows expected to be generated by the asset group. If such software and website development assets are considered to be impaired, the impairment to be recognized is the excess of the carrying amount over the fair value of the software and website development asset group.
Goodwill and Intangibles
Goodwill associated with business combinations is computed by recognizing the portion of the purchase price that is not tied to individually identifiable and separately recognizable assets. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Our annual impairment testing date is October 1. Impairment exists whenever the carrying value of goodwill exceeds its implied fair value. Adverse changes in impairment indicators such as loss of key personnel, increased regulatory oversight, or unplanned changes in our operations could result in impairment. We did not recognize any goodwill impairments during the years ended December 31, 2017 and 2016.
Costs of internally developing any intangibles is expensed as incurred. Intangible assets identified through the acquisitions of American Healthcare Lending and BillGuard include customer relationships, technology and a brand name. The customer relationship intangible assets are amortized on an accelerated basis over three to ten year periods. The technology and brand name intangible assets are amortized on a straight line basis over three to five years and one year, respectively.
Payable to Investors

EX 99.1

Payable to investors primarily represents our obligation to investors related to cash held in an account for the benefit of investors and payments-in-process received from borrowers.
Convertible Redeemable Preferred Stock Warrant Liabilities
Freestanding warrants to acquire shares that may be redeemable are accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, Distinguishing Liabilities from Equity "ASC" 480"). Under ASC 480, vested freestanding warrants to purchase the Company’s convertible redeemable preferred stock are classified as a liability on the consolidated balance sheets and carried at fair value because the warrants may conditionally obligate the Company to transfer assets at some point in the future. The Company initially measured the warrants at fair value on issuance. The warrants are subject to remeasurement to fair value at each balance sheet date, and any change in their fair value is recognized as a component of change in fair value of convertible stock warrants, in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants, the completion of a deemed liquidation event, or the conversion of convertible redeemable preferred stock into common stock.

Loan Trailing Fee
On July 1, 2016, Prosper signed a series of agreements with WebBank which, among other things, includes an additional program fee (the "Loan Trailing Fee") paid to WebBank in connection with the performance of each loan sold to Prosper. These agreements are effective as of August 1, 2016. The Loan Trailing Fee is dependent on the amount and timing of principal and interest payments made by borrowers of the underlying loans, irrespective of whether the loans are sold by Prosper, and gives WebBank an ongoing financial interest in the performance of the loans it originates. This fee is paid by Prosper to WebBank over the term of the respective loans and is a function of the principal and interest payments made by borrowers of such loans. In the event that principal and interest payments are not made with respect to any loan, Prosper is not required to make the related Loan Trailing Fee payment. The obligation to pay the Loan Trailing Fee for any loan sold to Prosper is recorded at fair value at the time of the origination of such loan within Other Liabilities and recorded as a reduction of Transaction Fees, net. Any changes in the fair value of this liability are recorded in Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, Net on the consolidated statements of operations. The fair value of the Loan Trailing Fee represents the present value of the expected monthly Loan Trailing Fee payments, which takes into consideration certain assumptions related to expected prepayment rates and defaults rates.
Revenue Recognition
Revenue primarily results from fees and net interest income earned. Fees include transaction fees for our services performed on behalf of WebBank to originate a loan and servicing fees paid by investors. We also have other smaller sources of revenue reported as other revenue, this includes referral fees, securitization fees and subscription fees.
Transaction Fees
Prosper earns a transaction fee upon the successful origination of all Borrower Loans facilitated through Prosper’s marketplace.  Prosper receives payments from WebBank as compensation for the activities Prosper performs on behalf of WebBank. The transaction fee Prosper earns is determined by the term and credit grade of the Borrower Loan that is facilitated on Prosper’s marketplace, and ranges from 1.00% to 5.00% of the original principal amount of such Borrower Loan that WebBank originates.  Prosper records the transaction fee net of any fees paid to WebBank because Prosper does not receive an identifiable benefit from WebBank other than the Borrower Loan that has been recognized at fair value.
Servicing Fees
Investors who purchase Borrower Loans from Prosper typically pay Prosper a servicing fee which is currently set at 1.075% per annum of the outstanding principal balance of the Borrower Loan prior to applying the current payment. Historically the servicing fee was set at 1.0% per annum and was increased to 1.075% per annum in August 2016 for loans originated after July 2016. The servicing fee compensates Prosper for the costs incurred in servicing the Borrower Loan, including managing payments from borrowers, payments to investors and maintaining investors’ account portfolios. Prosper records servicing fees from Investors as a component of operating revenue when received.

EX 99.1

Gain on Sale of Borrower Loans
Prosper recognizes gains or losses on the sale of Borrower Loans when it is retained for the servicing of Borrower Loans by WebBank. Additionally, Prosper recognizes gains or losses on the sale of Borrower Loans when it sells Borrower Loans to third parties. Gains or losses on sales of Borrower Loans that are recognized at the time of sale are determined by the difference between the net sales proceeds, fair value of any servicing rights retained and the carrying value of the Borrower Loans sold.
Fair Value of Warrants Vested on the Sale of Borrower Loans
Fair Value of Warrants Vested on the Sale of Borrower Loans relates to warrants to purchase Series F Convertible Preferred Stock issued to the Consortium that vest when the Consortium purchases whole loans under the Consortium Purchase Agreement that was signed in February 2017. On vesting of the Series F warrants, Prosper records a liability as "Convertible Preferred Stock Warrant Liability" on the Consolidated Balance Sheet at fair value and a corresponding amount as "Fair Value of Warrants Vested on Sale of Borrower Loans" on the Consolidated Statement of Operations. ASC 505-50 “Share Based Payments to Non-Employees" addresses the accounting by both the grantor and the grantee for share-based payments made in exchange for goods and services. The counterparty to whom we issued the warrants is a customer of the Company to whom we sell loans. Following the guidance in ASC 505-50, Prosper records the vesting of the warrants as contra-revenue on the Consolidated Statement of Operations.
Interest Income on Borrower Loans, and Interest Expense on Notes
Prosper recognizes interest income on Borrower Loans originated through the Note Channel and interest expense on the corresponding Notes using the accrual method based on the stated interest rate to the extent Prosper believes it to be collectable.
Advertising Costs
Advertising costs are expensed when incurred and are included in sales and marketing expense in the accompanying Consolidated Statements of Operations. Prosper incurred advertising costs of $66.9 million, $48.1 million and $60.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.
Stock-Based Compensation
We determine the fair value of our stock options issued to employees on the date of grant using the Black-Scholes option pricing model, which is impacted by the fair value of our common stock, as well as changes in assumptions that include, but are not limited to, the expected common stock price volatility over the term of the option awards, the expected term of the awards, risk-free interest rates and the expected dividend yield.
We recognize compensation expense for our stock based awards on a straight-line basis over the period during which an employee is required to provide services in exchange for the award (the vesting period of the award). Stock-based compensation expense is recognized only for those awards expected to vest. We estimate future forfeitures at the date of grant and revise the estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
Stock-based awards issued to non-employees are marked-to-market up until the point that the awards measurement period has been achieved.  Compensation expense for stock options issued to nonemployees is calculated using the Black-Scholes option pricing model and is recorded over the vesting period of the award.
Foreign Currency Transactions
The functional currency of our international subsidiary is the U.S. dollar. For this subsidiary, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in general and administrative expense in the Consolidated Statements of Operations.

EX 99.1

 Income Taxes
The asset and liability method is used to account for income taxes. Under this method, deferred income tax assets and liabilities are based on the differences between the financial statement carrying values and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Prosper’s policy is to include interest and penalties related to gross unrecognized tax benefits within its provision for income taxes. U.S. Federal, Israel, California, and other state income tax returns are filed. Prosper is currently not undergoing any income tax examinations. Due to the net operating loss, generally all tax years remain open.
We recognize benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.
Other (Income) Expense, net
Other (income) expense, net includes interest income from available for sale securities, accretion on available for sale securities, changes in fair value of contingent liabilities, realized gains and losses on the sale of available for sale securities, changes in fair value of convertible preferred stock warrant liabilities and contract termination costs that are expected to be non-recurring and not part of restructuring activities.
Comprehensive Income
Marketable debt securities are generally considered available-for-sale and are carried at fair value, based on quoted market prices or other readily available market information. Gains and losses are recognized when realized using the specific identification method and included in Other Income in the Consolidated Statements of Operations. Unrealized gains and losses, net of taxes, are included in Accumulated Other Comprehensive Income, which is reflected as a separate component of stockholders’ deficit in our Consolidated Balance Sheet. If we have determined that an other-than-temporary decline in fair value has occurred, the amount of the decline that is related to an identified loss is recognized in income. Prosper monitors its investment portfolio for potential impairment on a quarterly basis.
Recent Accounting Pronouncements
Accounting Standards Update No. 2014-09, 2016-08, 2016-10, 2016-12 and 2016-20, collectively implemented as FASB Accounting Standards Codification Topic 606 ("ASC 606") Revenue from Contracts with Customers, provides guidance for revenue recognition. The new guidance sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in U.S. GAAP. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in the prior accounting guidance. Prosper plans to adopt ASC 606 on a modified retrospective basis in the first quarter of fiscal 2018.  Our implementation efforts to date related to this standard have included identifying revenue streams that are within the scope of this guidance, the evaluation of associated contracts and accounting policies, the evaluation of processes and systems of internal control, and the assessment of disclosure requirements of the standard.  Our scoping analysis indicates that transaction fees and referral fees are included in the scope of the new guidance, while servicing fees and gain or loss on the sale of borrower loans remain within the scope of ASC topic 860, Transfers and Servicing. We have determined that ASC 606 will have little, if any, impact on the timing and amount of revenue recognition as compared to the current standard and that there will be no material impact upon adoption. As part of our implementation process to date, we are evaluating new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. Prosper will make such disclosures in the first quarter of 2018.
In January 2016, the FASB issued ASU 2016-1, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities", which addresses certain aspects of recognition,

EX 99.1

measurement, presentation, and disclosure of financial instruments. This guidance will be effective for us in the first quarter of our fiscal year 2019, and early adoption is not permitted. Prosper is currently evaluating the impact that this guidance will have on its consolidated financial statements.
In February 2016, the FASB issued ASU 2016-2, "Leases (Topic 842)", which requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures.  This guidance will be effective for us in the first quarter of our fiscal year 2019, and early adoption is permitted. Prosper is currently evaluating the impact that this guidance will have on its consolidated financial statements, however we do expect that this guidance will have a material impact on Prosper's consolidated financial statements. As of December 31, 2017, Prosper has a total of $31.6 million in non-cancelable operating lease commitments, net of minimum sublease rentals.
In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting (Topic 718)".  This guidance makes several modifications to Topic 718 related to the accounting for forfeitures, employer tax withholding on share-based compensation and the financial statement presentation of excess tax benefits or deficiencies. ASU 2016-09 also clarifies the statement of cash flows presentation for certain components of share-based awards. This guidance was effective for us in the first quarter of our fiscal year 2017, and early adoption was permitted. Prosper decided to early adopt this guidance effective January 1, 2016, the adoption of this standard did not have a material impact on Prosper’s consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” The standard provides guidance for eight targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. This guidance will be effective for Prosper in the first quarter of our fiscal year 2018, and early adoption is permitted. Prosper is currently evaluating the impacts the adoption of this accounting standard will have on Prosper's statement of cash flows, however we do not expect a material impact.
In October 2016, the FASB issued ASU No. 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory (ASU 2016-16)", which requires companies to recognize the income-tax consequences of an intra-entity transfer of an asset other than inventory. This guidance will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. Prosper will adopt this guidance on January 1, 2018, and we believe the adoption of this standard will not have a material impact on Prosper’s financial statements.
In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18)", which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance will be effective for us in the first quarter of 2018 and early adoption is permitted. Prosper has $152.7 million and $163.9 million of restricted cash on its consolidated balance sheet as of December 31, 2017 and 2016, respectively, whose cash flow statement classification changed to align with the new guidance. Prior to the adoption of ASU 2016-18, changes in these balances were presented as operating and investing cash activities in the consolidated statements of cash flows. Under the new guidance, changes in these amounts have been included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the condensed consolidated statements of cash flows. These financial statements reflect the adoption of ASU 2016-18 as if it was adopted by the Company as of December 31, 2017.
In January 2017, the FASB issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment". The standard eliminates Step 2 from the goodwill impairment test, which requires a hypothetical purchase price allocation. Prosper will continue to have the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The standard is effective for interim and annual periods beginning after December 15, 2019 and early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The standard should be applied on a prospective basis. Prosper is currently evaluating the impact of this accounting standard update on its consolidated financial statements.
3. Property and Equipment, Net
Property and equipment consist of the following (in thousands):

EX 99.1

	December 31,
	2017	2016
Property and equipment:
Computer equipment	$14,499	$14,107
Internal-use software and website development costs	19,910	16,750
Office equipment and furniture	3,010	3,010
Leasehold improvements	7,078	7,038
Assets not yet placed in service	1,216	1,222
Property and equipment	45,713	42,127
Less accumulated depreciation and amortization	(27,577)	(17,274)
Total property and equipment, net	$18,136	$24,853
Depreciation and amortization expense for property and equipment for 2017, 2016 and 2015 was $10,963 thousand, $9,381 thousand and $6,080 thousand, respectively. Prosper capitalized internal-use software and website development costs in the amount of $3,687 thousand, $6,251 thousand and $7,348 thousand for the years ended December 31, 2017, 2016 and 2015, respectively. Prosper recorded gains on disposals of $11 thousand, impairment charges of $1,083 thousand and $0 for the years ended December 31, 2017, 2016 and 2015 respectively, as a result of our decision to discontinue several software and website development projects and to cease the use of certain leased properties and related leasehold improvements, computer equipment and furniture at these locations.
4. Borrower Loans, Loans Held for Sale, and Notes Held at Fair Value
The fair value of the Borrower Loans originated and Notes issued through the Note Channel is estimated using discounted cash flow methodologies based upon a set of valuation assumptions. The primary assumptions used to value such Borrower Loans and Notes include default rates derived from historical performance, market conditions and discount rates applied to each credit grade based on the perceived credit risk of each credit grade. The obligation to pay principal and interest on any series of Notes is equal to the payments, if any, received on the corresponding Borrower Loan, net of the servicing fee. As such, the fair value of the Notes is approximately equal to the fair value of the Borrower Loans originated through the Note Channel, adjusted for the servicing fee and the timing of borrower payments subsequently disbursed to the Note holders. The effective interest rate associated with a series of Notes will be less than the interest rate earned on the corresponding Borrower Loan due to the servicing fee.
At December 31, 2017 and 2016, Borrower Loans, Notes and Loans Held for Sale (in thousands) were:

	Borrower Loans		Notes		Loans Held for Sale
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Aggregate principal balance outstanding	$296,668	$319,143	$(300,922)	$(323,358)	$59	$641
Fair value adjustments	(3,663)	(3,516)	6,974	7,122	(10)	(17)
Fair value	$293,005	$315,627	$(293,948)	$(316,236)	$49	$624
At December 31, 2017, outstanding Borrower Loans had original maturities between 36 and 60 months, had monthly payments with fixed interest rates ranging from 5.31% to 32.32% and had various maturity dates through December 2022. At December 31, 2016, Loans Held for Sale and Borrower Loans had original terms between 36 months and 60 months, had monthly payments with fixed interest rates ranging from 5.32% to 33.04% and had various maturity dates through December 2021.
Approximately $1.7 million and $2.4 million represents the loss that is attributable to changes in the instrument specific credit risks related to Borrower Loans that were recorded in the change in fair value during the years ended December 31, 2017 and December 31, 2016, respectively.

EX 99.1

As of December 31, 2017 the Borrower Loans that were 90 days or more delinquent, had an aggregate principal amount of $3.5 million and a fair value of $1.3 million. As of December 31, 2016 the Borrower Loans that were 90 days or more delinquent, had an aggregate principal amount of $3.2 million and a fair value of $1.0 million. We place loans on non-accrual status when they are over 120 days past due. As of December 31, 2017 and 2016, Borrower Loans in non-accrual status had a fair value of $0.3 million and $0.5 million, respectively.
5. Loan Servicing Assets and Liabilities
Prosper accounts for servicing assets and liabilities at their estimated fair values with changes in fair values recorded in servicing fees.  The initial asset or liability is recognized when Prosper sells Borrower Loans to unrelated third-party buyers through the Whole Loan Channel and the servicing rights are retained. The servicing assets and liabilities are measured at fair value throughout the servicing period. The total gains and losses recognized on the sale of such Borrower Loans for the year ended December 31, 2017 were a gain of $11.4 million and a loss of $60.1 million from the Fair Value of Warrants Vested on the Sale of Borrower Loans to the Consortium. Prosper initially records servicing assets and liabilities at their estimated fair values when Prosper sells Borrower Loans in their entirety to unrelated third-party buyers. The total gains recognized on the sale of such Borrower Loans were $3.6 million and $14.2 million for the years ended December 31, 2016 and 2015 respectively.
At December 31, 2017, Borrower Loans that were sold to unrelated third parties, but for which we retained servicing rights had a total outstanding principal balance of $3.7 billion, original terms of either 36 or 60 months and had monthly payments with fixed interest rates ranging from 5.31% to 35.52% and maturity dates through December 2022.  At December 31, 2016, Borrower Loans that were sold but for which we retained servicing rights had a total outstanding principal balance of $3.5 billion, original terms between 36 and 60 months and had monthly payments with fixed interest rates ranging from 5.32% to 35.52% and maturity dates through December 2021.
$39.0 million, $38.9 million and $22.1 million of contractually specified servicing fees, late charges and ancillary fees are included on our Statement of Operations in Servicing Fees, Net for the years ended December 31, 2017, 2016 and 2015, respectively.
Fair value
Valuation method – Prosper uses a discounted cash flow valuation methodology generally consisting of developing an estimate of future cash flows that are expected to occur over the life of a financial instrument and then discounting those cash flows at a rate of return that results in the fair value amount.
Significant unobservable inputs presented in the table within Note 7 below are those that Prosper considers significant to the estimated fair values of the servicing assets and liabilities. The following is a description of the significant unobservable inputs provided in the table.
Market servicing rate – Prosper estimates adequate market servicing rates that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace. This rate is stated as a fixed percentage of outstanding principal balance on a per annum basis. Prosper estimated these market servicing rates based on observable market rates for other loan types in the industry and bids from subservicing providers, adjusted for the unique loan attributes that are present in the specific loans that Prosper sells and services and information from a backup service provider.
Discount rate – The discount rate is a rate of return used to discount future expected cash flows to arrive at a present value, which represents the fair value of the loan servicing rights. We used a range of discount rates for the servicing assets and liabilities based on comparable observed valuations of similar assets and publicly available disclosures related to servicing valuations, with comparability adjustments made to account for differences with Prosper’s servicing assets.
Default Rate – The default rate presented in Note 7 is an annualized, average estimate considering all Borrower Loan categories (i.e. Prosper ratings and duration), and represents an aggregate of conditional default rate curves for each credit grade or Borrower Loan category. Each point on a particular Borrower Loan category’s curve represents the percentage of principal expected to default per period based on the term and age of the underlying Borrower Loans. The assumption regarding defaults directly reduces servicing revenues because the amount of servicing revenues received is based on the amount collected each period.

EX 99.1

Prepayment Rate – The prepayment rate presented in Note 7 is an annualized, average estimate considering all Borrower Loan categories (i.e. Prosper ratings and duration), and represents an aggregate of conditional prepayment rate curves for each credit grade or Borrower Loan category. Each point on a particular Borrower Loan category’s curve represents the percentage of principal expected to prepay per period based on the term and age of the underlying Borrower Loans.  Prepayments reduce servicing revenues as they shorten the period over which we expect to collect fees on the Borrower Loans, which is used to project future servicing revenues.
6. Available for Sale Investments, at Fair Value
Available for sale investments are recorded at fair value and unrealized gains and losses are reported, net of taxes, in Accumulated Other Comprehensive Loss included in Stockholders' Deficit unless management determines that an investment is OTTI.
The amortized cost, gross unrealized gains and losses, and fair value of available for sale investments as of December 31, 2017 and December 31, 2016, are as follows (in thousands):

December 31, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturity securities:
Treasury Bills	$34,014	$—	$(36)	$33,978
US Treasury securities	19,207	—	(38)	19,169
Total Available for Sale Investments	$53,221	$—	$(74)	$53,147

December 31, 2016	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturity securities:
Corporate debt securities	$21,762	$1	$(10)	$21,753
US Treasury securities	$8,516	$3	$(3)	$8,516
Agency bonds	2,499	1	—	2,500
Total Available for Sale Investments	$32,777	$5	$(13)	$32,769
A summary of available for sale investments with unrealized losses as of December 31, 2017, aggregated by category and period of continuous unrealized loss, is as follows (in thousands):

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Fixed maturity securities:
Treasury Bills	$33,978	$(36)	$—	$—	$33,978	$(36)
US Treasury securities	19,169	(38)	—	—	19,169	(38)
Total Investments with Unrealized Losses	$53,147	$(74)	$—	$—	$53,147	$(74)
The maturities of available for sale investments at December 31, 2017, are as follows (in thousands):

EX 99.1

	Within 1 year	After 1 year through 5 years	After 5 years to 10 years	After 10 years	Total
Treasury Bills	33,978	—	—	—	33,978
US Treasury securities	14,947	4,222	—	—	19,169
Total Fair Value	$48,925	$4,222	$—	$—	$53,147
Total Amortized Cost	$48,992	$4,229	$—	$—	$53,221
Prosper sold investments in available for sale securities in the amount of $31.2 million during the year ended December 31, 2017 which resulted in a loss of $9 thousand.
7. Fair Value of Assets and Liabilities
For a description of the fair value hierarchy and Prosper’s fair value methodologies, see Note 2 - Summary of Significant Accounting Policies. Prosper did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2017.
Financial Instruments Recorded at Fair Value
The fair value of the Borrower Loans, Loans Held for Sale and Notes are estimated using discounted cash flow methodologies based upon a set of valuation assumptions. The primary cash flow assumptions used to value such Borrower Loans, Loans Held for Sale and Notes include default rates derived from historical performance and discount rates applied to each credit grade based on the perceived credit risk of each credit grade.
Investments held at fair value consist of available for sale investments.  The available for sale investments consist of corporate debt securities, U.S. treasury securities, treasury bills and agency bonds.  When available, Prosper uses quoted prices in active markets to measure the fair value of available for sale securities. When utilizing market data and bid-ask spreads, Prosper uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, Prosper uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. Prosper generally obtains prices from at least two independent pricing sources for assets recorded at fair value. Prosper's primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information, such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar securities. Prosper compares the prices obtained from its primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. Prosper does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.
The Convertible Preferred Stock Warrant Liability is valued using a Black Scholes-Option pricing model. Refer to Note 13 for further details.
The following tables present the fair value hierarchy for assets and liabilities measured at fair value (in thousands):

EX 99.1

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Assets:
Borrower Loans	$—	$—	$293,005	$293,005
Loans Held for Sale	—	—	49	49
Available for Sale Investments, at Fair Value	—	53,147	—	53,147
Servicing Assets	—	—	14,711	14,711
Total Assets	—	53,147	307,765	360,912
Liabilities:
Notes	$—	$—	$293,948	$293,948
Servicing Liabilities	—	—	59	59
Convertible Preferred Stock Warrant Liability	—	—	116,366	116,366
Loan Trailing Fee Liability	—	—	2,595	2,595
Total Liabilities	$—	$—	$412,968	$412,968

December 31, 2016	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Assets:
Borrower Loans	$—	$—	$315,627	$315,627
Loans Held for Sale	—	—	624	624
Available for Sale Investments, at Fair Value	—	32,769	—	32,769
Servicing Assets	—	—	12,786	12,786
Total Assets	—	32,769	329,037	361,806
Liabilities:
Notes	$—	$—	$316,236	$316,236
Servicing Liabilities	$—	$—	$198	$198
Convertible Preferred Stock Warrant Liability	$—	$—	$21,711	$21,711
Loan Trailing Fee Liability	$—	$—	$665	$665
Total Liabilities	$—	$—	$338,810	$338,810
As Prosper’s Borrower Loans, Loans Held for Sale, Notes, Servicing Assets, Servicing Liabilities and Loan Trailing Fee Liability do not trade in an active market with readily observable prices, Prosper uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. These fair value estimates may also include observable, actively quoted components derived from external sources. As a result, the realized and unrealized gains and losses for assets and liabilities within the level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.
Significant Unobservable Inputs
The following tables present quantitative information about the significant unobservable inputs used for Prosper’s level 3 fair value measurements at December 31, 2017:
Borrower Loans, Loans Held for Sale and Notes:

Range
Unobservable Input	December 31, 2017	December 31, 2016
Discount rate	4.0% - 14.4%	4.0% - 15.9%
Default rate	2.0% - 15.4%	1.7% - 14.9%

EX 99.1

Servicing Assets and Liabilities:

Range
Unobservable Input	December 31, 2017	December 31, 2016
Discount rate	15% - 25%	15% - 25%
Default rate	1.5% - 16.1%	1.5% - 15.2%
Prepayment rate	13.5% - 30.2%	13.6% - 26.6%
Market servicing rate (1)	0.625%	0.625%
(1) Excludes collection fees that would be passed on to a hypothetical third-party servicer. As of December 31, 2017 and 2016, the market rate for collection fees and non-sufficient fund fees was assumed to be 7 basis points and 7 basis points for a weighted-average total market servicing rate of 69.5 basis points and 69.5 basis points respectively.
Loan Trailing Fee Liability:

Range
Unobservable Input	December 31, 2017	December 31, 2016
Discount rate	15% - 25%	15% - 25%
Default rate	1.5% - 16.1%	1.5% - 15.2%
Prepayment rate	13.5% - 30.2%	13.6% - 26.6%
At December 31, 2017 and 2016, the discounted cash flow methodology used to estimate the Note fair values used the same projected cash flows as the related Borrower Loans. As demonstrated in the following table, the fair value adjustments for Borrower Loans were largely offset by the fair value adjustments of the Notes due to the borrower payment dependent design of the Notes and because the principal balances of the Borrower Loans approximated the principal balances of the Notes.
The following tables present additional information about level 3 Borrower Loans, Loans Held for Sale and Notes measured at fair value on a recurring basis (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Borrower Loans	Notes	Loans Held for Sale	Total
Balance at January 1, 2017	$315,627	$(316,236)	$624	$15
Purchase of Borrower Loans/Issuance of Notes	194,887	(194,391)	2,619,130	$2,619,626
Principal repayments	(188,199)	191,828	(89)	$3,540
Borrower Loans sold to third parties	(3,855)	—	(2,619,620)	$(2,623,475)
Other changes	97	(180)	(3)	$(86)
Change in fair value	(25,552)	25,031	7	$(514)
Balance at December 31, 2017	$293,005	$(293,948)	$49	$(894)

EX 99.1

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Borrower Loans	Notes	Loans Held for Sale	Total
Balance at January 1, 2016	$297,273	$(297,405)	$32	$(100)
Purchase of Borrower Loans/Issuance of Notes	217,582	(217,767)	1,979,952	1,979,767
Principal repayments	(171,195)	173,958	(447)	2,316
Borrower Loans sold to third parties	(2,515)	—	(1,978,905)	(1,981,420)
Other changes	416	(591)	(1)	(176)
Change in fair value	(25,934)	25,569	(7)	(372)
Balance at December 31, 2016	$315,627	$(316,236)	$624	$15
The following table presents additional information about the level 3 servicing assets and liabilities measured at fair value on a recurring basis (in thousands):

	Servicing Assets	Servicing Liabilities
Fair Value at January 1, 2016	$14,363	$484
Additions	9,833	9
Less: Changes in fair value	(11,410)	(295)
Fair Value at December 31, 2016	12,786	198
Additions	14,138	—
Less: Changes in fair value	(12,213)	(139)
Fair Value at December 31, 2017	$14,711	$59
The following table presents additional information about level 3 Preferred Stock Warrant Liability measured at fair value on a recurring basis (in thousands):

Balance as of January 1, 2016	$—
Add Issuances of Preferred Stock Warrant	21,704
Change in fair value of the preferred stock warrant liability	$7
Balance at December 31, 2016	$21,711
Add Issuances of Preferred Stock Warrant	65,516
Change in fair value of the preferred stock warrant liability	29,139
Balance at December 31, 2017	$116,366
The following table presents additional information about level 3 Loan Trailing Fee Liability measured at fair value on a recurring basis (in thousands):

Balance as of January 1, 2016	$—
Issuances	647
Cash payment of Loan Trailing Fee	(21)
Change in fair value	39
Balance at December 31, 2016	$665
Issuances	2,631
Cash payment of Loan Trailing Fee	(956)
Change in fair value	255
Balance at December 31, 2017	$2,595

EX 99.1

Significant Recurring Level 3 Fair Value Asset and Liability Input Sensitivity
Key economic assumptions and the sensitivity of the current fair value to immediate changes in those assumptions at December 31, 2017 for Borrower Loans, Loans Held for Sale and Notes originated through the Note Channel are presented in the following table (in thousands, except percentages):

	Borrower Loans / Loans Held for Sale		Notes
Fair value at December 31, 2017	$293,054		$293,948
Discount rate assumption:	7.15%	*	7.15%	*
Resulting fair value from:
100 basis point increase	$290,116		$290,948
200 basis point increase	287,206		288,024
Resulting fair value from:
100 basis point decrease	$296,169		$297,028
200 basis point decrease	299,319		300,192

Default rate assumption:	13.52%	*	13.52%	*
Resulting fair value from:
100 basis point increase	$289,386		$290,202
200 basis point increase	285,792		286,581
Resulting fair value from:
100 basis point decrease	$296,868		$297,742
200 basis point decrease	300,679		301,584
* Represents weighted average assumptions considering all credit grades.
The following table presents the estimated impact on Prosper’s estimated fair value of servicing assets and liabilities, calculated using different market servicing rates and different default rates as of December 31, 2017 (in thousands, except percentages).

	Servicing Assets	Servicing Liabilities
Fair value at December 31, 2017	$14,711	$59
Market servicing rate assumptions	0.625%	0.625%
Resulting fair value from:
Market servicing rate increase to 0.65%	$13,816	$65
Market servicing rate decrease to 0.60%	$15,690	$53

Weighted average prepayment assumptions	19.80%	19.80%
Resulting fair value from:
Applying a 1.1 multiplier to prepayment rate	$14,509	$59
Applying a 0.9 multiplier to prepayment rate	$14,882	$60

Weighted average default assumptions	13.00%	13.00%
Resulting fair value from:
Applying a 1.1 multiplier to default rate	$14,556	$59
Applying a 0.9 multiplier to default rate	$14,954	$59

EX 99.1

These sensitivities are hypothetical and should be evaluated with care. The effect on fair value of a variation in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the impact of a variation in a particular assumption on the fair value is calculated while holding other assumptions constant. In reality, changes in one factor may lead to changes in other factors, which could impact the above hypothetical effects.
8. Goodwill and Other Intangible Assets, Net
Goodwill
The following table presents the goodwill activity for the periods presented (in thousands):

Goodwill - January 1, 2016	$36,368
2016 acquisitions	$—
Goodwill - December 31, 2016	$36,368
2017 acquisitions	—
Goodwill - December 31, 2017	$36,368
 We did not record any goodwill impairment expense for the years ended December 31, 2017, 2016 and 2015.
Other Intangible Assets, Net
The following table presents the detail of other intangible assets for the periods presented (dollars in thousands):

	December 31, 2017
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Remaining Useful Life (In Years)
Developed technology	$3,060	$(3,038)	$22	0.3
User base and customer relationships	5,050	(3,695)	1,355	7.3
Brand name	60	(60)	—	0.0
Total intangible assets subject to amortization	$8,170	$(6,793)	$1,377

	December 31, 2016
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Remaining Useful Life (In Years)
Developed technology	$8,310	$(2,393)	$5,917	3.8
User base and customer relationships	6,250	(2,955)	3,295	8.3
Brand name	60	(60)	—	0.0
Total intangible assets subject to amortization	$14,620	$(5,408)	$9,212
We did not record any intangible additions for the year ended December 31, 2017 or 2016.
The user base and customer relationship intangible assets are being amortized on an accelerated basis over a three to ten year period. The technology and brand name intangible assets are being amortized on a straight line basis over three to five years and one year, respectively. During the year ended December 31, 2017, certain intangible assets were made available for sale and as a result they were written down to fair value. This resulted in a $6.4 million impairment loss, which is recorded in Other Expenses on the Consolidated Statement of Operations.

EX 99.1

Amortization expense for the years ended December 31, 2017, 2016 and 2015 was $1.4 million, $3.8 million and $1.6 million, respectively. Estimated amortization of purchased intangible assets for future periods is as follows (in thousands):

Year Ending December 31,
2018	379
2019	279
2020	219
2021	172
2022	136
Thereafter	192
Total	$1,377
9. Other Liabilities
Other Liabilities includes the following (in thousands):

	Year Ending December 31,
	2017	2016
Class action settlement liability	$—	$2,996
Loan trailing fee	2,595	665
Deferred revenue	452	226
Servicing liabilities	59	198
Deferred income tax liability	225	766
Deferred rent	3,904	4,469
Restructuring liability	3,355	6,052
Other	2,079	1,801
Total Other Liabilities	$12,669	$17,173
10. Net Loss Per Share
Prosper computes net loss per share in accordance with ASC Topic 260, Earnings Per Share (“ASC Topic 260”). Under ASC Topic 260, basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities.
We compute Earnings per Share (“EPS”) using the two-class method. The two-class method allocates earnings that otherwise would have been available to common shareholders to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their rights to participate in dividends with common stock. As such, earnings allocated to these participating securities, which include participation rights in undistributed earnings, are subtracted from net income to determine total undistributed earnings to be allocated to common stockholders. All participating securities are excluded from basic weighted-average common shares outstanding. Prior to any conversion to common shares, each series of PMI’s convertible preferred stock was entitled to participate on an if converted basis in distributions of earnings, when and if declared by the board of directors, that were made to common stockholders and as a result these shares were considered participating securities. During the year ended December 31, 2017, 2016 and 2015, certain shares issued as a result of the early exercise of stock options, which are subject to a repurchase right by PMI, were entitled to receive non-forfeitable dividends during the vesting period and as a result were considered participating securities.
The weighted average shares used in calculating basic and diluted net loss per share excludes certain shares that are disclosed as outstanding shares in the Consolidated Balance Sheets and Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit because such shares are restricted as they were associated with options that were early exercised and continue to remain unvested.

EX 99.1

Basic and diluted net loss per share was calculated as follows (net loss in thousands):

	Year ended December 31,
	2017	2016	2015
Numerator:
Net loss available to common stockholders for basic and diluted EPS	$(115,158)	$(118,741)	$(25,968)
Denominator:
Weighted average shares used in computing basic and diluted net loss per share	69,687,836	64,196,537	55,547,408
Basic and diluted net loss per share	$(1.65)	$(1.85)	$(0.47)
Due to losses attributable to PMI’s common shareholders for each of the periods below, the following potentially dilutive shares are excluded from the diluted net loss per share calculation because they were anti-dilutive under the treasury stock or if converted method:

	Year ended December 31,
	2017	2016	2015
	(shares)	(shares)	(shares)
Excluded securities:
Convertible preferred stock issued and outstanding	214,637,925	177,388,425	177,388,425
Stock options issued and outstanding	46,722,408	44,099,577	34,358,106
Unvested stock options exercised	11,565	1,126,210	9,806,170
Restricted Stock Units	—	351,721	190,517
Warrants issued and outstanding	1,166,145	988,513	588,660
Series E-1 Convertible Preferred Stock warrants	35,544,141	1,254,111	—
Series F Convertible Preferred Stock warrants	177,720,704	—	—
Total common stock equivalents excluded from diluted net loss per common share computation	475,802,888	225,208,557	222,331,878
The number of shares issued and outstanding reflect a 5-for-1 forward stock split effected by PMI on February 16, 2016.
11. Convertible Preferred Stock, Warrant Liability and Stockholders’ Deficit
Convertible Preferred Stock
Under PMI’s amended and restated certificate of incorporation, preferred stock is issuable in series, and the Board of Directors is authorized to determine the rights, preferences, and terms of each series.
In January 2013, PMI issued and sold 69,340,760 shares of New Series A (“New Series A”) convertible preferred stock in a private placement at a purchase price of $0.29 per share for $19.8 million, net of issuance costs. In connection with that sale, PMI issued 25,585,910 shares at par value $0.01 per share of Series A-1 (“Series A-1”) convertible preferred stock to the holders of shares of PMI’s convertible preferred stock that was outstanding immediately prior to the sale (“Old Preferred Shares”) in consideration for such stockholders participating in the sale. In connection with the New Series A sale, Old Preferred Shares were converted into shares of common stock at a ratio of 1:1 if the holder of the Old Preferred Shares participated in the New Series A sale or at a 10:1 ratio if the holder of the Old Preferred Shares did not so participate. In addition, each such participating holder received a share of New Series A-1 convertible preferred stock for every dollar of liquidation preference associated with an Old Preferred Share held by such holder. Each share of Series A-1 preferred stock has a liquidation preference of $2.00 and converts into common stock at a ratio of 1,000,000:1. The New Series A and Series A-1 convertible preferred stock were sold in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(2) of the Securities Act and Regulation D promulgated thereunder regarding sales by an issuer not involving a public offering.

EX 99.1

In September 2013, PMI issued and sold 41,443,670 shares of New Series B (“New Series B”) convertible preferred stock in a private placement at a purchase price of $0.60 per share for approximately $24.9 million, net of issuance costs.  The New Series B convertible preferred stock was sold in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(2) of the Securities Act and Regulation D promulgated thereunder regarding sales by an issuer not involving a public offering.
In May 2014, PMI issued and sold 24,404,770 shares of New Series C (“New Series C”) convertible preferred stock in a private placement at a purchase price of $2.87 per share for approximately $69.9 million, net of issuance costs. The Series C convertible preferred stock was sold in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(2) of the Securities Act and Regulation D promulgated thereunder regarding sales by an issuer not involving a public offering. The purpose of the New Series C private placement was to raise funds for general corporate needs and for the tender offer discussed below.
On June 18, 2014, PMI issued a Tender Offer Statement to purchase up to 6,963,785 shares, in the aggregate, of its New Series A convertible preferred Stock and New Series B convertible preferred Stock, at a price equal to $2.87 per share. Upon closure of the tender offer on July 16, 2014, 782,540 shares of New Series A convertible preferred Stock and 5,667,790 shares of New Series B convertible preferred Stock were purchased for an aggregate price of $18.5 million.
In April 2015, PMI issued and sold 23,888,640 shares of New Series D (“New Series D”) convertible preferred stock in a private placement at a purchase price of $6.91 per share for proceeds of approximately $164.8 million, net of issuance costs. The New Series D convertible preferred stock was sold in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(2) of the Securities Act and Regulation D promulgated thereunder regarding sales by an issuer not involving a public offering. The purpose of the New Series D private placement was to raise funds for general corporate needs and for the share repurchase discussed below.
In December 2016, PMI authorized 40,000,000 shares of New Series E ("New Series E") convertible preferred stock. These shares are reserved for the convertible preferred stock warrants that were also issued in December 2016.
On December 16, 2016, PMI issued a warrant to purchase 20,267,135 shares of Series E-1 convertible preferred stock of PMI ("Series E-1") at an exercise price of $0.01 per share (the “First Series E-1 Warrant”) to Pinecone Investments LLC (“Pinecone”), an affiliate of Colchis Capital Management, L.P. (“Colchis”).
On February 27, 2017, PMI issued to Pinecone a second warrant (the “Second Series E-1 Warrant,” and together with the First Series E-1 Warrant, the “Series E-1 Warrants”) to purchase 15,277,006 shares of Series E-1 at an exercise price of $0.01 per share. The Series E-1 Warrants are immediately exercisable, in whole or in part, by paying in cash the full purchase price payable in respect of the number of shares purchased. The Series E-1 Warrants were issued pursuant to the Warrant Agreement, dated December 16, 2016, between PMI and Colchis, as previously described in PMI’s Current Report on Form 8-K as filed with the Commission on December 22, 2016.
In connection with a loan purchase agreement (“Consortium Purchase Agreement”) with affiliates of the Consortium ("Warrant Holders'") a warrant agreement was signed (the "Warrant Agreement"). Pursuant to the Warrant Agreement, PMI issued to the Consortium, three warrants (together, the “Series F Warrant”) to purchase up to in aggregate 177,720,706 shares of PMI’s Series F Preferred Stock at an exercise price of $0.01 per share (the “Warrant Shares”). Refer to Note 15 for more details.
On September 20, 2017, Prosper issued and sold 37,249,497 shares of Series G convertible preferred stock ("Series G") in a private placement at a purchase price of $1.34 per share for proceeds of approximately $47.9 million, net of issuance costs. The Series G convertible preferred stock was sold in reliance on the exemption from the registration requirements of the Securities Act set forth in Section 4(a)(2) of the Securities Act regarding sales by an issuer not involving a public offering. The purpose of the new Series G private placement was to raise funds for general corporate purposes.
The number of authorized, issued and outstanding shares, their par value and liquidation preference for each series of convertible preferred stock as of December 31, 2017 are disclosed in the table below (dollar amounts in thousands, except per share information):

EX 99.1

Convertible Preferred Stock	Par Value	Authorized shares	Outstanding and Issued shares	Liquidation Preference
Series A	$0.01	68,558,220	68,558,220	$19,774
Series A-1	0.01	24,760,915	24,760,915	49,522
Series B	0.01	35,775,880	35,775,880	21,581
Series C	0.01	24,404,770	24,404,770	70,075
Series D	0.01	23,888,640	23,888,640	165,000
Series E-1	0.01	35,544,141	—	—
Series E-2	0.01	16,858,078	—	—
Series F	0.01	177,720,707	3	—
Series G	0.01	37,249,497	37,249,497	50,000
		444,760,848	214,637,925	$375,952
The number of shares issued and outstanding reflect a 5-for-1 forward stock split effected by PMI on February 16, 2016.
Dividends
Dividends on shares of the Series A, Series B, Series C, Series D, Series E-1, Series E-2, Series F, and Series G convertible preferred stock are payable only when, as, and if declared by the Board of Directors. No dividends will be paid with respect to the common stock until any declared dividends on the Series A, Series B, Series C, Series D, Series E-1, Series E-2 Series F and Series G convertible preferred stock have been paid or set aside for payment to the Series A, Series B, Series C, Series D, Series E-1, Series E-2, Series F and Series G convertible preferred stockholders. After payment of any such dividends, any additional dividends or distributions will be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then effective conversion rate. The Series A-1 convertible preferred shares have no dividend rights.  To date, no dividends have been declared on any of the PMI’s preferred stock or common stock.
Conversion
Under the terms of PMI’s amended and restated certificate of incorporation, the holders of preferred stock have the right to convert such preferred stock into common stock at any time. In addition, all preferred stock automatically converts into common stock (i) immediately prior to the closing of an Initial Public Offering (“IPO”) that values Prosper at least at $2 billion and that results in aggregate proceeds to Prosper of at least $100 million or (ii) upon a written request from the holders of at least 60% of the voting power of the outstanding preferred stock (on an as-converted basis) including at least 14% of the voting power of the outstanding Series A-1 convertible preferred stock ; (ii) the Series D shall not be converted without at least 60% of the voting power of the outstanding Series D; (iii) the Series E-1 and Series E-2 shall not be converted without at least 60% of the voting power of the outstanding Series E-1 and Series E-2, voting together as a single class; (iv) the Series F shall not be converted without at least 60% of the voting power of the outstanding Series F, and (v) the shares of Series G Preferred Stock will not be automatically converted unless the holders of at least 60% of the outstanding shares of Series G Preferred Stock approve such conversion. In addition, if a holder of the Series A convertible preferred stock has converted any of the Series A convertible preferred stock, then all of such holder’s shares of Series A-1 convertible preferred stock also will be converted upon a liquidation event. In lieu of any fractional shares of common stock to which a holder would otherwise be entitled, PMI shall pay such holder cash in an amount equal to the fair market value of such fractional shares, as determined by its Board of Directors. At present, the Series A, Series B, Series C, Series D, Series E-1, Series E-2 and the Series F convertible preferred stock converts into PMI common stock at a 1:1 ratio while the Series A-1 convertible preferred stock converts into common stock at a 1,000,000:1 ratio.
The conversion price of the Series G convertible preferred stock shall be reduced to a number equal to the Series G Preferred Stock original issuance price divided by the quotient obtained by dividing the Series G "true up" amount by the total number of Series G Preferred Stock issued as of the Series G closing date. The Series G "true up" amount means the aggregate number of shares of Series G Preferred Stock that would have been issued to the purchasers of the Series G Preferred Stock on the Series G closing date, if warrants to purchase shares of Series E-2 Preferred Stock or Series F Preferred Stock that were exercisable or exercised as of the "true up" time (end of vesting period) were exercisable or exercised as of the Series G Preferred Stock closing date.

EX 99.1

Liquidation Rights
PMI’s convertible preferred stock has been classified as temporary equity on the Consolidated Balance Sheets. The preferred stock is not redeemable; however, in the event of a voluntary or involuntary liquidation, dissolution, change in control or winding up of PMI, holders of the convertible preferred stock may have the right to receive their liquidation preference under the terms of PMI’s certificate of incorporation.
Each holder of Series E-1, Series E-2 and Series F convertible preferred stock is entitled to receive prior and in preference to any distribution of proceeds from a liquidation event to the holders of Series A, Series B, Series C, Series D, Series G and Series A-1 preferred stock or common stock, an amount per share for (i) each share of Series E-1 convertible preferred stock equal to the sum of the liquidation preference specified for such share and all declared but unpaid dividends, if any, on such share, (ii) each share of Series E-2 convertible preferred stock equal to the sum of two-thirds the liquidation preference specified for such share and all declared but unpaid dividends, if any, on such share, and (iii) each share of Series F convertible preferred stock equal to the sum of two-thirds of the liquidation preference specified for such share and all declared but unpaid dividends, if any, on such share.
After the payment or setting aside for payment to the holders of Series E-1, Series E-2, and Series F convertible preferred stock, each holder of Series A, Series B, Series C and Series D, Series E-2, Series F and Series G convertible preferred stock is entitled to receive, on a pari passu basis, prior to and in preference to any distribution of proceeds from a liquidation event to the holders of Series A-1 preferred stock or common stock, (i) an amount per share for each share of Series E-2 and Series F convertible preferred stock equal to the sum of one-third of the liquidation preference specified for such share and all declared but unpaid dividends, if any, on such share, and (ii) an amount per share for each share of Series A, Series B, Series C, Series D and Series G convertible preferred stock equal to the sum of the liquidation preference specified for such share and all declared but unpaid dividends, if any, on such share.
After the payment or setting aside for payment to the holders of Series A, Series B, Series C, Series D, Series E-1, Series E-2, Series F and Series G convertible preferred stock, the holders of Series A-1 convertible preferred stock are entitled to receive, prior and in preference to any distribution of proceeds to the holders of common stock an amount per share for each such share of Series A-1 convertible preferred stock equal to the sum of the liquidation preference specified for such share and all declared but unpaid dividends, if any, on such share.
After the payment or setting aside for payment to the holders of Series A, Series B, Series C, Series D, Series E-1, Series E-2, Series F, Series G and Series A-1 preferred stock, the entire remaining proceeds legally available for distribution will be distributed pro rata to the holders of Series A preferred stock and common stock in proportion to the number of shares of common stock held by them assuming the Series A preferred stock has been converted into shares of common stock at the then effective conversion rate, provided that the maximum aggregate amount per share of Series A convertible preferred stock which the holders of Series A convertible preferred stock shall be entitled to receive is three times the original issue price for the Series A convertible preferred stock.
At present, the liquidation preferences are equal to $0.29 per share for the Series A convertible preferred stock, $2.00 per share for the Series A-1 convertible preferred stock, $0.60 per share for the Series B convertible preferred stock, $2.87 per share for the Series C convertible preferred stock, $6.91 per share for the Series D convertible preferred stock, $0.84 per share for the Series E-1 convertible preferred stock, $0.84 per share for the Series E-2 convertible preferred stock, $0.84 per share for the Series F convertible preferred stock and $1.34 per share for the Series G convertible preferred stock.
Voting
Each holder of shares of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of convertible preferred stock could be converted and has voting rights and powers equal to the voting rights and powers of the common stock. The holders of convertible preferred stock and the holders of common stock vote together as a single class (except with respect to certain matters that require separate votes or as required by law), and are entitled to notice of any stockholders’ meeting in accordance with the bylaws of PMI.
Convertible Preferred Stock Warrant Liability
Series E-1 Warrants

EX 99.1

In connection with the Settlement and Release Agreement dated November 17, 2016 among PMI, PFL and Colchis, on December 16, 2016, PMI issued the First Series E-1 Warrant. The Second Series E-1 Warrant for an additional 15,277,006 shares of Series E-1 convertible preferred stock was granted on the signing of the Consortium Purchase Agreement on February 27, 2017. The warrants expire ten years from the date of issuance. For the year ended December 31, 2017, Prosper recognized $17.8 million of expense from the re-measurement of the fair value of the warrants. The expense is recorded through change in fair value of convertible stock warrants in the consolidated statement of operations.
To determine the fair value of the Series E-1 Convertible Preferred Stock Warrants, the Company first determined the value of a share of a Series E-1 convertible preferred stock. To determine the fair value of the convertible preferred stock, the Company first derived the business enterprise value (“BEV”) of the Company using a variety of valuation methods, including recent transactions in the Company's stock, discounted cash flow models and market based methods, as deemed appropriate under the circumstances applicable at the valuation date. Once the Company determined an estimated BEV, the option pricing method ("OPM") was used to allocate the BEV to the various classes of the Company’s equity, including the Company’s preferred stock. The per share value for the Series E-1 convertible preferred stock was utilized as an input to the Black-Scholes option pricing model to determine the fair value of the Series E-1 Convertible Stock Warrants.
The Company determined the fair value of the outstanding Series E-1 Convertible Preferred Stock Warrants utilizing the following assumptions as of the following dates:

	December 31, 2017	December 31, 2016
Volatility	40.0%	40.0%
Risk-free interest rate	2.38%	2.45%
Remaining contractual term (in years)	9.04	9.96
Dividend yield	0%	0%
The above assumptions were determined as follows:
Volatility: The volatility is derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the term of the warrant because the Company has limited information on the volatility of the preferred stock since there is currently no trading history. When making the selections of industry peer companies to be used in the volatility calculation, the Company considered the size, operational, and economic similarities to the Company’s principal business operations.
Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield in effect as of December 31, 2017, and for zero coupon U.S. Treasury notes with maturities approximately equal to the term of the warrant.
Remaining Contractual Term: The remaining contractual term represents the time from the date of the valuation to the expiration of the warrant.
Dividend Yield: The expected dividend assumption is based on the Company’s current expectations about the Company’s anticipated dividend policy.
Series F Warrants
 In connection with the Consortium Purchase Agreement (as described in Note 15), PMI issued warrants to purchase up to 177,720,706 of PMI's Series F convertible preferred stock at $0.01 per share. For the year ended December 31, 2017, Prosper recognized $11.3 million of expense from the re-measurement of the fair value of the warrants. The expense is recorded through other expenses in the condensed consolidated statement of operations. To determine the fair value of the Series F Convertible Preferred Stock Warrants, the Company first determined the value of a share of a Series F convertible preferred stock.
To determine the fair value of the Series F Convertible Preferred Stock Warrants, the Company first derived the BEV of the Company using a combination of methods, as deemed appropriate under the circumstances applicable at the valuation

EX 99.1

date, including recent transactions of the Company's stock, discounted cash flow models and market based methods. Once the Company determined an estimated BEV, the OPM was used to allocate the BEV to the various classes of the Company’s equity, including the Company’s preferred stock. The per share value for the Series F convertible preferred stock warrants was utilized as an input to the the Black-Scholes option pricing model to determine the fair value of the Series F Convertible Preferred Stock Warrant.
The Company determined the fair value of the outstanding Series F Convertible Preferred Stock warrants utilizing the following assumptions as of December 31, 2017:

December 31, 2017
Volatility	40.0%
Risk-free interest rate	2.38%
Remaining contractual term (in years)	9.16
Dividend yield	0%
The above assumptions were determined as follows:
Volatility: The volatility is derived from historical volatilities of several unrelated publicly listed peer companies over a period approximately equal to the term of the warrant because the Company has limited information on the volatility of the preferred stock since there is currently no trading history. When making the selections of industry peer companies to be used in the volatility calculation, the Company considered the size, operational, and economic similarities to the Company’s principal business operations.
Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield in effect as of the period end date and for zero coupon U.S. Treasury notes with maturities approximately equal to the term of the warrant.
Remaining Contractual Term: The remaining contractual term represents the time from the date of the valuation to the expiration of the warrant.
Dividend Yield: The expected dividend assumption is based on the Company’s current expectations about the Company’s anticipated dividend policy.
The combined activity of the Convertible Preferred Stock Warrant Liability is as follows (in thousands):

Balance at January 1, 2016	$—
Warrants vested	21,704
Change in Fair Value	7
Balance at December 31, 2016	21,711
Warrants Vested	65,516
Change in Fair Value	29,139
Balance at December 31, 2017	$116,366
Common Stock
PMI, through its amended and restated certificate of incorporation, is the sole issuer of common stock and related options, RSUs and warrants. On February 16, 2016, PMI amended and restated its Certificate of Incorporation to, among other things, effect a 5-for-1 forward stock split. On September 20, 2017, PMI further amended its Amended and Restated Certificate of Incorporation to increase the number of shares of common stock authorized for issuance.  The total number of shares of stock which PMI has the authority to issue is 1,069,760,848, consisting of 625,000,000 shares of common stock, $0.01 par value per share, and 444,760,848 shares of preferred stock, $0.01 par value per share. As of December 31, 2017, 71,226,934 shares of common stock were issued and 70,290,999 shares of common stock were outstanding. As of December 31, 2016, 70,843,044

EX 99.1

shares of common stock were issued and 69,907,109 shares of common stock were outstanding. Each holder of common stock is entitled to one vote for each share of common stock held.
During 2015, PMI repurchased 4,225,490 shares of common stock from certain employees at a price equal to $6.91 per share for an aggregate purchase price of $29.2 million. As the purchase price exceeded the fair value of common stock at the time of repurchase, Prosper recognized compensation costs of $6.2 million of which $0.33 million is recorded in Origination and Servicing, $0.07 million in Sales and Marketing and $5.7 million in General and Administrative on the Consolidated Statements of Operations. As part of the transactions, PMI repurchased 3,607,095 shares for a total of $24.9 million from Prosper’s executive officers.
Common Stock Issued upon Exercise of Stock Options
During the year ended December 31, 2017 and December 31, 2016, PMI issued 606,284 and 466,300 shares of common stock, respectively, upon the exercise of options for cash proceeds of $0.1 million and $0.3 million, respectively. Certain options are eligible for exercise prior to vesting. These unvested options may be exercised for restricted shares of common stock that have the same vesting schedule as the options. Prosper records a liability for the exercise price paid upon the exercise of unvested options, which is reclassified to common stock and additional paid-in capital as the shares vest. Should the holder’s employment be terminated, the unvested restricted shares are subject to repurchase by PMI at an amount equal to the exercise price paid for such shares. At December 31, 2017 and 2016, there were 11,565 and 1,126,210 shares respectively of restricted stock outstanding that remain unvested and subject to PMI’s right of repurchase.
Common Stock Issued upon Exercise of Warrants
For the year ended December 31, 2017 and December 31, 2016, PMI issued 30,615 and 56,480 shares of common stock upon the exercise of warrants, for $0.34 per share and $0.38 per share respectively.
12. Stock-based Compensation
PMI grants equity awards primarily through its Amended and Restated 2005 Stock Option Plan (the “2005 Plan”), which was approved as amended and restated by its stockholders on December 1, 2010; and its 2015 Equity Incentive Plan, which was approved by its stockholders on April 7, 2015 and subsequently amended by an Amendment No. 1 and Amendment No. 2, which were approved by PMI's stockholders on February 15, 2016 and May 31, 2016, respectively (as amended, the "2015 Plan"). In March 2015, the 2005 Plan expired, except that any awards granted under the 2005 Plan prior to its expiration remain in effect pursuant to their terms. As of December 31, 2017, under the 2015 Plan, options to purchase up to 62,489,358 shares of PMI's common stock are reserved and may be granted to employees, directors, and consultants by PMI’s Board of Directors and stockholders to promote the success of Prosper’s business. Options generally vest 25% one year from the vesting commencement date and 1/48th per month thereafter or vest 50% two years from the vesting commencement date and 1/48 per month thereafter or vest 1/36th per month from the vesting commencement date.  In no event are options exercisable more than ten years after the date of grant.
The number of options, restricted stock units and amounts per share reflects a 5-for-1 forward stock split effected by PMI on February 16, 2016.
Stock Option Reprice
On May 3, 2016, the Compensation Committee of the Board of Directors of PMI approved a stock option repricing program, (the “2016 Reprice”) authorizing PMI’s officers to reprice certain outstanding stock options held by employees and directors that had exercise prices above the current fair market value of PMI’s common stock.  The repricing was effected on May 16, 2016 for eligible directors and employees located in the United States and on May 19, 2016 for eligible employees located in Israel.
On March 17, 2017, the Compensation Committee of the Board of Directors of PMI approved a stock option repricing program (the “2017 Reprice” and together with the 2016 Reprice, the "Repricings"), authorizing PMI’s officers to reprice certain outstanding stock options held by employees and directors that had exercise prices above the current fair market value of PMI’s common stock.  The 2017 Reprice was effected on March 17, 2017 for eligible directors and employees. Prosper believes that the Repricings will encourage the continued service of valued employees and directors, and motivate them to perform at high

EX 99.1

levels, both of which are critical to Prosper’s continued success. Prosper incurred additional stock based compensation charges as a result of the Repricings. The financial statement impact of the above Repricings was $1.9 million and $2.2 million in the years ended December 31, 2017 and December 31, 2016, respectively, as well as $1.3 million (net of forfeitures) that will be recognized over the remaining weighted average vesting period of 1.5 years.
Early Exercised Stock Options
The balance of stock options that were early exercised under the 2005 Plan as of December 31, 2017 is not material.
Stock Option Activity
Stock option activity under the 2005 Plan and 2015 Plan is summarized as follows for the years below:

	Options Issued and Outstanding	Weighted- Average Exercise Price	Weighted Average Contractual Term (in years)
Balance as of January 1, 2017	41,395,719	$1.48
Options granted	37,964,549	$0.28
Options exercised – vested	(606,284)	$0.16
Options forfeited	(20,123,445)	$0.74
Option expirations	(2,500)	$0.22
Balance as of December 31, 2017	58,628,039	$0.25	8.62
Options vested and expected to vest as of December 31, 2017	50,670,325	$0.25	8.62
Options vested and exercisable at December 31, 2017	27,189,177	$0.20	7.99
For the year ended December 31, 2017, we granted stock options to purchase 37,964,549 shares of common stock at a weighted average grant date fair value of $0.28 per share.
Other Information Regarding Stock Options
Additional information regarding common stock options outstanding as of December 31, 2017 is as follows:

	Options Outstanding			Options Vested and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted – Avg. Remaining Life	Weighted – Avg. Exercise Price	Number Vested	Weighted - Avg. Exercise Price
$0.02 - 0.20	4,768,290	6.04	$0.11	4,768,290	$0.11
0.21 - 0.50	46,316,491	8.69	0.22	22,398,767	0.22
0.51 - 1.13	7,543,258	9.84	0.53	22,120	1.13
$0.02 - 1.13	58,628,039	8.62	$0.25	27,189,177	$0.20
The fair value of options granted to employees is estimated on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires Prosper to make assumptions and judgments about the variables used in the calculation, including the fair value of PMI’s common stock, the expected term (the period of time that the options granted are expected to be outstanding), the volatility of PMI’s common stock, a risk-free interest rate, and expected dividends. Given the absence of a publicly traded market, Prosper considered numerous objective and subjective factors to determine the fair value of PMI’s common stock at each grant date. These factors included, but were not limited to: (i) contemporaneous valuations of common stock performed by unrelated third-party specialists; (ii) the prices for PMI’s preferred stock sold to outside investors; (iii) the rights, preferences and privileges of PMI’s preferred stock relative to PMI’s common stock; (iv) the lack of marketability of PMI’s common stock; (v) developments in the business; (vi) secondary transactions of PMI’s common and

EX 99.1

preferred shares and (vii) the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of Prosper, given prevailing market conditions. As PMI’s stock is not publicly traded volatility for stock options is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of Prosper. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options using the simplified method. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Prosper uses an expected dividend yield of zero as it does not anticipate paying any dividends in the foreseeable future.
Prosper also estimates forfeitures of unvested stock options. Expected forfeitures are based on Prosper’s historical experience.  To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period estimates are revised. No compensation cost is recorded for stock options that do not vest.
The fair value of PMI’s stock option awards for the year ended December 31, 2017, 2016 and 2015 was estimated at the date of grant using the Black-Scholes model with the following average assumptions:

	Year ended December 31,
	2017	2016	2015
Volatility of common stock	49.24%	50.88%	55.69%
Risk-free interest rate	2.12%	1.29%	1.74%
Expected life	6.0 years	5.8 years	6.0 years
Dividend yield	—%	—%	—%
 PMI did not grant any performance-based options in 2015, 2016, or 2017.
Restricted Stock Unit Activity
During the years ended December 31, 2015, 2016 and 2017, PMI began granting restricted stock units (“RSUs”) to certain employees that are subject to three-year vesting terms or four-year vesting terms and the occurrence of a liquidity event.
The aggregate fair value of the RSUs granted was $3 thousand. The following table summarizes the activities for PMI’s RSUs during 2017:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2017	1,995,159	2.16
Granted	12,500	0.22
Vested	—	—
Forfeited	(608,479)	2.18
Unvested - December 31, 2017	1,399,180	2.16
The following table presents the amount of stock-based compensation related to stock-based awards granted to employees recognized in Prosper’s consolidated statements of operations during the periods presented (in thousands):

	December 31,
	2017	2016	2015
Origination and Servicing	$996	$2,004	$1,231
Sales and Marketing	553	2,914	2,561
General and Administrative	10,689	14,824	9,219
Restructuring	—	45	—
Total stock based compensation	$12,238	$19,787	$13,011

EX 99.1

During the year ended December 31, 2017, 2016 and 2015, Prosper capitalized $294 thousand, $718 thousand and $623 thousand, respectively, of stock-based compensation as internal use software and website development costs. As of December 31, 2017, the unamortized stock-based compensation expense related to Prosper employees’ unvested stock-based awards was approximately $13.8 million, which will be recognized over the remaining weighted-average vesting period of approximately 1.8 years.
13. Restructuring
On May 3, 2016, Prosper adopted a strategic restructuring of its business. This restructuring was intended to streamline our operations and support future growth efforts. Under this restructuring, Prosper closed its Salt Lake City, Utah location.  As a result of this restructuring, Prosper terminated 167 employees across all locations.  In December 2016, Prosper shut down its Tel Aviv location, resulting in the termination of 31 employees.
In addition to the employment costs associated with the restructuring, Prosper also subleased, or may sublease in the future, space in our existing office space that is no longer needed due to the reduction in headcount. Other than accretion and changes in sublease loss estimates, Prosper does not expect any additional restructuring charges related to this restructuring.
The following table summarizes the activities related to Prosper's restructuring plan (in thousands):

	Severance Related	Facilities Related	Total
Balance January 1, 2016	—	—	—
Adjustments to expense	7,256	8,735	15,991
Transfer from deferred rent	—	764	764
Less: Cash paid	(6,659)	(3,447)	(10,106)
Balance December 31, 2016	597	6,052	6,649
Adjustments to expense	(13)	1,227	1,214
Sublease cash receipts	—	210	210
Less: Cash paid	(584)	(4,245)	(4,829)
Balance December 31, 2017	$—	$3,244	$3,244
14. Income Taxes
On December 22, 2017, tax reform legislation (“the Act”) received its final required approval. The Act includes a broad range of tax reform proposals affecting businesses, including corporate tax rates, business deductions, and international tax provisions. Many of these provisions significantly differ from current US tax law, resulting in financial reporting implications. Some of the changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, immediate expensing of certain depreciable assets acquired and placed in service after September 27, 2017, and uncertainties around the tax accounting for debt instrument income under IRC Section 451.
Subsequent to the enactment of the Act, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 ("SAB 118"), which provides guidance on accounting for the tax effects of the Tax Act.  SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740, Income Taxes ("ASC 740").  In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete.  To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.  If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.
Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing Treasury guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the current period net operating loss carryforwards, net servicing rights and immediate expensing of certain depreciable assets acquired and placed in service after

EX 99.1

September 27, 2017 to be the most significant provisional items.  Upon further guidance from Treasury and the IRS around certain computations within deferred taxes, we will update our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.
The components of income tax are as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	124	(5)
Total Current Income Tax (Benefit)	—	124	(5)
Deferred:
Federal	(579)	394	320
State	37	28	25
Foreign	34	—	—
Total Deferred Income Tax	(508)	422	345
Total Income Tax	$(508)	$546	$340
The income tax expense (benefit) differed from the amount computed by applying the U.S. federal income tax rate of 34% to pretax loss as a result of the following:

	Year Ended December 31,
	2017	2016	2015
Federal tax at statutory rate	34%	34%	34%
State tax at statutory rate (net of federal benefit)	7%	7%	12%
Change to Uncertain Tax Position	—%	—%	10%
Permanent Items	—%	(1)%	—%
Change in U.S. Tax Rate Applied to Deferred Taxes	(31)%	—%	—%
Incentive Stock Options	(1)%	(2)%	(9)%
Acquisition Related Costs	—%	—%	(3)%
Preferred Stock Warrants	(21)%	—%	—%
Change in valuation allowance	11%	(37)%	(46)%
Credits and Reserves	—%	—%	—%
Other	1%	(1)%	1%
	—%	—%	(1)%
Temporary items that give rise to significant portions of deferred tax assets and liabilities at December 31, 2017 and 2016 are as follows (in thousands):

EX 99.1

	December 31,
	2017	2016
Net operating loss carry forwards	$74,890	$85,759
Research & other credits	725	626
Settlement liability	—	1,230
Stock compensation	7,653	7,300
Accrued liabilities	3,028	4,884
Restructuring liability	974	2,424
Other	21	62
Deferred tax assets	87,291	102,285
Fair value of loans	(493)	(1,045)
Net servicing rights	(3,500)	(4,895)
Fixed assets	(73)	(1,226)
Intangible assets	(2,357)	(3,226)
Foreign Earnings	(187)	(270)
Deferred tax liabilities	(6,610)	(10,662)
Net deferred tax assets	80,681	91,623
Valuation allowance	(80,906)	(92,389)
Net deferred tax liabilities	$(225)	$(766)
Prosper has determined that its net deferred tax asset did not satisfy the recognition criteria set forth in ASC Topic 740 and, accordingly, established a full valuation allowance against the net deferred tax asset. The valuation allowance as of December 31, 2017, decreased by $11.5 million to $80.9 million from $92.4 million in the prior fiscal year. Under ASC 740, Accounting for Income Taxes (“ASC Topic 740”), a valuation allowance must be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The amount of valuation allowance would be based upon management’s best estimate of Prosper’s ability to realize the net deferred tax assets. A valuation allowance can subsequently be reduced when management believes that the assets are realizable on a more-likely-than-not basis.
The Internal Revenue Code imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an “ownership change” of a corporation. Accordingly, Prosper’s ability to utilize net operating losses and credit carryforwards may be limited in the future as the result of such an “ownership change.”
Prosper files Federal and various state income tax returns. Prosper has net operating loss carryforwards for both federal and state income tax purposes of approximately $282.2 million and $305.4 million respectively as of December 31, 2017, available to reduce future income subject to income taxes. The federal net operating loss carryforwards will begin to expire in 2025. The state net operating loss carryforwards began expiring in 2017. Prosper has federal and California research and development tax credits of approximately $428 thousand and $450 thousand, respectively. The federal research credits will begin to expire in 2034 and the California research credits have no expiration date.  Prosper also has California enterprise zone credits of $1.1 million that will begin to expire in 2024.
The following table summarizes Prosper’s activity related to its unrecognized tax benefits (in thousands):

	December 31, 2017	December 31, 2016
Balance at January 1,	$913	$913
Decrease related to current year tax position	(801)	—
Balance at December 31,	$112	$913
None of the unrecognized tax benefits would affect Prosper’s effective tax rate if these amounts are recognized due to the full valuation allowance.

EX 99.1

Prosper’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2017, Prosper has not incurred any interest or penalties.
All tax returns will remain open for examination by the federal and most state taxing authorities for 3 years and 4 years, respectively, from the date of utilization of any net operating loss carryforwards or research and development credits.
15. Consortium Purchase Agreement
On February 27, 2017, Prosper entered into a series of agreements with a consortium of investors (the "Consortium"), pursuant to which the Consortium has agreed to purchase borrower loans in an aggregate principal amount of up to $5.0 billion (including certain loans purchased by one of the investors prior to the date of the Consortium Agreement). PFL will be obligated to offer for purchase minimum monthly volumes of eligible loans to the Consortium, for the Consortium to elect to purchase.
In connection with the Consortium Purchase Agreement, PMI issued to the Consortium, three warrant certificates to purchase up to an aggregate 177,720,706 shares of PMI’s Series F Preferred Stock at an exercise price of $0.01 per share.
The Consortium’s right to exercise the Series F Warrant is subject to monthly vesting during the term of the Consortium Purchase Agreement based upon the volume of loans the Consortium elects to purchase (if any) in each month, subject to certain cure rights such as offering additional loans for sale in subsequent periods. Pursuant to these cure rights, if the Consortium fails to respond to offers for allocation, purchase or funding, the Consortium can take advantage of a designated period of time to cure such failure. There have been no such failures by the Consortium to date. Under the terms of the Warrant Agreement, the Warrant Shares may also vest in full upon a change of control of PMI, insolvency of PMI or PFL, certain breaches of contract by PMI or PFL that are not cured within a defined cure period and upon the occurrence of certain other events set forth in the Warrant Agreement.
On vesting of the Series F warrants, Prosper records a liability as "Convertible Preferred Stock Warrant Liability" on the Consolidated Balance Sheet at fair value and a corresponding amount as "Fair Value of Warrants Vested on Sale of Borrower Loans" on the Consolidated Statement of Operations. Subsequent changes in the fair value of the vested warrants are recorded in "Other Expenses" on the Consolidated Statement of Operations. Additionally, in connection with the execution of the Consortium Purchase Agreement, certain previously issued rebates were settled by an issuance of vested Series F Convertible Preferred Stock Warrants. The difference in fair value of these warrants over the cash settlement price is recorded in "Change in Fair Value of Convertible Preferred Stock Warrants" on the Consolidated Statement of Operations.
The following represents the loans purchased and warrants vested under the Consortium Purchase Agreement:

	Loans Acquired (in thousands)	Warrants Vested
On signing of the Consortium Purchase Agreement	$—	9,830,494
Loans Purchased by the Consortium during the year ended December 31, 2017	1,826,527	65,355,508
Total as of December 31, 2017	$1,826,527	75,186,002
In addition to the $1.8 billion above, the warrants vested on signing of the Consortium Purchase Agreement were issued to settle certain rebates on $0.3 billion of whole loan purchases by members of the Consortium prior to the signing of the Consortium Purchase Agreement.   This $0.3 billion also reduces the up to $5.0 billion aggregate amount under the Consortium Purchase Agreement.
16. Commitments and Contingencies
In the normal course of its operations, Prosper becomes involved in various legal actions. Prosper maintains provisions it considers to be adequate for such actions. Prosper does not believe it is probable that the ultimate liability, if any, arising out of any such matters will have a material effect on Prosper's financial condition, results of operations or cash flows.

EX 99.1

Future Minimum Lease Payments
Prosper has entered into various non-cancelable operating leases for certain offices with contractual lease periods expiring between 2022 and 2027. Prosper recognized total rental expenses under operating leases of $4.7 million, $6.9 million and $4.1 million during the years ended December 31, 2017, 2016 and 2015, respectively. We have subleases related to certain of our operating leases. Income from existing subleases are offset against future minimum rental payments. Sublease income under all operating subleases for the years ended December 31, 2017, 2016 and 2015 is $0.4 million, $0, and $0 respectively.
The table below presents future minimum rental payments, net of minimum sublease rentals of $7.1 million, for the remaining terms of the operating leases (in thousands):

2018	$4,529
2019	5,046
2020	5,534
2021	5,492
2022	5,377
Thereafter	5,602
Total	$31,580
The payments in the above table include amounts that have been accrued for as part of the restructuring liability in Note 13 Restructuring. Restructuring accrual balances related to operating facility leases were $3.2 million at December 31, 2017.
Operating Commitments
Prosper has entered into an agreement with WebBank, under which all Borrower Loans originated through the marketplace are made by WebBank under its bank charter. Pursuant to the agreement, the marketing fee that Prosper receives in connection with the origination of each loan is partially reduced by an amount (the “Designated Amount”) calculated as a percentage of the principal amount of such loan based on the aggregate principal amount of loans originated for the applicable month.  To the extent the aggregate Designated Amount for all loans originated during any month is less than $143,500, Prosper is required to pay WebBank an amount equal to such deficiency.  Accordingly, the minimum fee for the year ended December 31, 2018 is $1.7 million. The minimum fee is $0.9 million in 2019. Additionally, under the agreement with WebBank, Prosper is required to maintain a minimum net liquidity of $15 million at all times during the term of the agreement. Net liquidity is defined as the sum of Cash and Cash Equivalents and Available for Sale Investments. Violation of this covenant can result in termination of the contract with WebBank. At December 31, 2017 the Company was in compliance with the covenant.
Loan Purchase Commitments
Prosper has entered into an agreement with WebBank to purchase $29.3 million of Borrower Loans that WebBank originated during the last two business days of the year ended December 31, 2017 and the first business day of the quarter ending March 31, 2018. Prosper will purchase these Borrower Loans within the first three business days of the quarter ending March 31, 2018.
Repurchase and Indemnification Contingency
Under the terms of the loan purchase agreements between Prosper and investors that participate in the Whole Loan Channel, Prosper may, in certain circumstances, become obligated to repurchase a Borrower Loan from an investor. Generally, these circumstances include the occurrence of verifiable identity theft, the failure to properly follow loan listing or bidding protocols, or a violation of the applicable federal, state, or local lending laws. The fair value of the indemnification and repurchase obligation is estimated based on historical experience and the initial fair value is insignificant. Prosper recognizes a liability for the repurchase and indemnification obligation when the Borrower Loans are issued. Indemnified or repurchased Borrower Loans associated with violations of federal, state, or local lending laws or verifiable identity theft are written off at the time of repurchase or at the time an indemnification payment is made.  The maximum potential amount of future payments associated under this obligation is the

EX 99.1

outstanding balances of the Borrower Loans sold through the Whole Loan channels, which at December 31, 2017 is $3.7 billion. Prosper had accrued $0.8 million and $0.6 million as of December 31, 2017 and 2016 respectively in regard to this obligation.
Securities Law Compliance
In 2017, Prosper made the final annual installment of $3 million regarding a settlement to a class action lawsuit that was agreed to in 2013.

17. Related Parties
Since Prosper’s inception, it has engaged in various transactions with its directors, executive officers and holders of more than 10% of its voting securities, and immediate family members and other affiliates of its directors, executive officers and 10% stockholders. Prosper believes that all of the transactions described below were made on terms no less favorable to Prosper than could have been obtained from unaffiliated third parties.
Prosper’s executive officers, directors who are not executive officers and certain affiliates participate on Prosper’s marketplace by purchasing Notes. The aggregate amount of the Notes purchased and the income earned by parties deemed to be affiliates and related parties of Prosper as of December 31, 2017 and 2016 are summarized below (in thousands):

Related Party	Aggregate Amount of Notes Purchased		Interest Earned on Notes
	2017	2016	2017	2016
Executive officers and management	$29	$1,065	$109	$225
Directors	366	508	40	34
Total	$395	$1,573	$149	$259

Related Party	Notes balance as of December 31,
	2017	2016
Executive officers and management	$38	$1,620
Directors	553	537
	$591	$2,157
18. Postretirement Benefit Plans
Prosper has a 401(k) plan that covers all employees meeting certain eligibility requirements. The 401(k) plan is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may defer up to 90% of eligible compensation up to the annual maximum as determined by the Internal Revenue Service.  Prosper’s contributions to the plan are discretionary. During the years ended December 31, 2017, 2016 and 2015, Prosper has contributed $2.2 million, $2.6 million and $1.9 million, respectively to the 401(k) plan, respectively.
19. Significant Concentrations
Prosper is dependent on third party funding sources such as banks, assets managers and investment funds to provide the funds to allow WebBank to originate Borrower Loans that the third party funding sources will later purchase. Of all Borrower Loans originated in the year ended December 31, 2017, the largest party purchased a total of 70% of those loans. This compares to 20%, 16% and 9% for the three largest parties for the year ended December 31, 2016.  Further, a significant portion of our business is dependent on funding through the Whole Loan Channel, for which 93% and 90% of Borrower Loans were originated through the Whole Loan Channel in the years ended December 31, 2017 and 2016, respectively.
Prosper receives all of its transaction fee revenue from WebBank.  Prosper earns a transaction fee from WebBank for our services in facilitating originations of Borrower Loans issued by WebBank.  The rate of the transaction fee for each individual

EX 99.1

Borrower Loan is based on the term and credit grade of the Borrower Loan.  No individual borrower or investor accounted for 10% or more of consolidated net revenue for any of the periods presented.
20. Segments
Our chief operating decision maker reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, we have a single reporting and operating segment.

EX 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Prosper Funding LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Prosper Funding LLC and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations, member’s equity, and cash flows , for each of the three years ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 2 to the financial statements, effective January 1, 2018 the Company adopted the Financial Accounting Standards Board’s new standard Accounting Standards Update 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18) using the retrospective approach.
Emphasis of a Matter
As discussed in Note 1 to the consolidated financial statements, the Company earns significant amounts of revenues and incurs significant expenses with a related party, its direct parent company, Prosper Marketplace, Inc.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DELOITTE & TOUCHE LLP
San Francisco, CA
March 23, 2018, except for retrospective adjustments described in Note 2, as to which the date is September 25, 2018
We have served as the Company's auditor since 2014

EX 99.1

Prosper Funding LLC
Consolidated Balance Sheets
(in thousands)

EX 99.1

	December 31, 2017	December 31, 2016
Assets
Cash and Cash Equivalents	$8,223	$6,929
Restricted Cash	140,092	147,983
Short Term Investments	—	1,280
Loans Held for Sale at Fair Value	49	624
Borrower Loans Receivable at Fair Value	293,005	315,627
Property and Equipment, Net	7,953	10,095
Servicing Assets	14,598	12,461
Other Assets	125	186
Total Assets	$464,045	$495,185
Liabilities and Member's Equity
Accounts Payable and Accrued Liabilities	$745	$2,223
Payable to Related Party	2,889	1,899
Payable to Investors	132,112	141,625
Notes at Fair Value	293,948	316,236
Other Liabilities	3,985	1,877
Total Liabilities	433,679	463,860
Member's Equity
Member's Equity	24,904	30,704
Retained Earnings	5,462	621
Total Member's Equity	30,366	31,325
Total Liabilities and Member's Equity	$464,045	$495,185
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Funding LLC
Consolidated Statements of Operations
(amounts in thousands)

	Year ended December 31,
	2017	2016	2015
Revenues
Operating Revenues
Administration Fee Revenue – Related Party	$101,500	$36,630	$57,919
Servicing Fees, Net	25,963	28,604	16,218
Gain (Loss) on Sale of Borrower Loans	(48,691)	3,637	14,151
Other Revenues	170	478	1,500
Total Operating Revenues	78,942	69,349	89,788
Interest Income on Borrower Loans	47,208	44,649	41,380
Interest Expense on Notes	(43,954)	(41,187)	(38,174)
Net Interest Income	3,254	3,462	3,206
Change in Fair Value on Borrower Loans, Loans Held for Sale and Notes, Net	(514)	(372)	59
Total Net Revenues	81,682	72,439	93,053
Expenses
Administration Fee – Related Party	70,359	62,203	62,786
Servicing	6,103	5,395	3,705
General and Administrative	379	1,321	1,227
Other Expenses, Net	—	30,704	—
Total Expenses	76,841	99,623	67,718
Total Net Income (Loss)	$4,841	$(27,184)	$25,335
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Funding LLC
Consolidated Statements of Member’s Equity
(amounts in thousands)

	Member’s Equity	Retained Earnings (Accumulated Deficit)	Total
Balance as of January 1, 2015	$29,619	$16,672	$46,291
Distributions to Parent	(29,370)	(6,130)	(35,500)
Transfer of Servicing Rights to Parent	(249)	—	(249)
Adjustment to Servicing Rights on Transition to Fair Value	—	428	428
Net Income	—	25,335	25,335
Balance as of December 31, 2015	$—	$36,305	$36,305
Distributions to Parent	—	(8,500)	(8,500)
Contributions by Parent	30,704	—	30,704
Net Income (Loss)	—	(27,184)	(27,184)
Balance as of December 31, 2016	$30,704	$621	$31,325
Distributions to Parent	(5,800)	—	(5,800)
Net Income	—	4,841	4,841
Balance as of December 31, 2017	$24,904	$5,462	$30,366
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Funding LLC
Consolidated Statements of Cash Flows
(amounts in thousands)

	For the Twelve Months Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net Income (Loss)	$4,841	$(27,184)	$25,335
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes	514	372	(59)
Other Non-Cash Changes in Borrower Loans, Loans Held for Sale and Notes	86	176	(57)
Gain on Sale of Borrower Loans	(14,138)	(9,634)	(14,561)
Change in Fair Value of Servicing Rights	11,862	10,620	4,176
Depreciation and Amortization	5,853	4,083	3,161
Loss on Contract Termination	—	30,704	—
Other, Net	—	(128)	—
Changes in Operating Assets and Liabilities:
Purchase of Loans Held for Sale at Fair Value	(2,619,130)	(1,979,952)	(3,517,467)
Proceeds from Sales and Principal Payments of Loans Held for Sale at Fair Value	2,619,709	1,979,352	3,525,759
Other Assets	61	(64)	(118)
Accounts Payable and Accrued Liabilities	(1,478)	101	1,510
Payable to Investors	(9,513)	5,964	71,852
Net Related Party Receivable/Payable	2,371	(1,260)	2,880
Other Liabilities	2,247	954	539
Net Cash Provided by Operating Activities	3,285	14,104	102,950
Cash Flows From Investing Activities:
Purchase of Borrower Loans Held at Fair Value	(194,887)	(217,582)	(197,436)
Principal Payment of Borrower Loans Held at Fair Value	192,054	173,710	151,893
Purchase of Short Term Investments	—	(1,280)	(1,277)
Maturities of Short Term Investments	1,280	1,277	1,274
Purchases of Property and Equipment	(5,092)	(5,589)	(9,211)
Net Cash Used in Investing Activities	(6,645)	(49,464)	(54,757)
Cash Flows from Financing Activities:
Proceeds from Issuance of Notes Held at Fair Value	194,391	217,767	197,228
Payments of Notes Held at Fair Value	(191,828)	(173,958)	(151,838)
Cash Distributions to Parent	(5,800)	(8,500)	(35,500)
Loan Advances to Parent	—	—	(10,000)
Loan Repayments from Parent	—	—	10,000
Net Cash (Used in) Provided by Financing Activities	(3,237)	35,309	9,890
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(6,597)	(51)	58,083
Cash, Cash Equivalents and Restricted Cash at Beginning of the Year	154,912	154,963	96,880
Cash, Cash Equivalents and Restricted Cash at End of the Year	$148,315	$154,912	$154,963
Supplemental Disclosure of Cash Flow Information:
Cash Paid for Interest	$43,776	$40,597	$38,168
Non-Cash Operating Activity - Servicing Rights Fair Value Adjustment	—	—	428
Non-Cash Investing Activity- Accrual for Property and Equipment, Net	225	1,606	1,436
Non-Cash Financing Activity, Distribution to Parent	$—	$—	$249
Non-Cash Financing Activity, Contribution by Parent	$—	$30,704	$—
The accompanying notes are an integral part of these consolidated financial statements.

EX 99.1

Prosper Funding LLC
Notes to Consolidated Financial Statements
1. Organization and Business
Prosper Funding LLC (“PFL”) was formed in the state of Delaware in February 2012 as a limited liability company with the sole equity member being Prosper Marketplace, Inc. (“PMI”).  Except as the context otherwise requires, as used in these Notes to Consolidated Financial Statements of Prosper Funding LLC, “Prosper Funding,” “we,” “us,” and “our” refers to PFL and its wholly owned subsidiary, Prosper Asset Holdings LLC (“PAH”), a Delaware limited liability company, on a consolidated basis.
PFL was formed by PMI to hold Borrower Loans and issue Notes through the marketplace. Although Prosper Funding is consolidated with PMI for accounting and tax purposes, Prosper Funding has been organized and is operated in a manner that is intended to minimize the likelihood that it would be substantively consolidated with PMI in a bankruptcy proceeding. Prosper Funding’s intention is to minimize the likelihood that its assets would be subject to claims by PMI’s creditors if PMI were to file for bankruptcy, as well as to minimize the likelihood that Prosper Funding will become subject to bankruptcy proceedings directly. Prosper Funding seeks to achieve this by placing certain restrictions on its activities and implementing certain formal procedures designed to expressly reinforce its status as a distinct entity from PMI.
Since February 1, 2013, all Notes issued and sold through the marketplace are issued, sold and serviced by PFL. Pursuant to a Loan Account Program Agreement between PMI and WebBank, PMI manages the operation of the marketplace, as agent of WebBank, in connection with the submission of Borrower Loan applications by potential borrowers, the origination of related Borrower Loans by WebBank and the funding of such Borrower Loans by WebBank. Pursuant to an Administration Agreement between PFL and PMI, PMI manages all other aspects of the marketplace on behalf of PFL. As a result Prosper Funding earns significant revenues and incurs significant expenses with a related party, its direct parent company, PMI.
A borrower who wishes to obtain a loan through the marketplace must post a loan listing, or listing, on the marketplace. PFL allocates listings to one of two investor funding channels: (i) the “Note Channel,” which allows investors to commit to purchase Notes from PFL, the payments of which are dependent PFL’s receipt of payments made on the corresponding Borrower Loan; and (ii) the “Whole Loan Channel,” which allows investors to commit to purchase 100% of a Borrower Loan directly from PFL.
All loans requested and obtained through the marketplace are unsecured obligations of individual borrowers with a fixed interest rate and loan terms set at three or five years as of December 31, 2017. All loans made through the marketplace are funded by WebBank, an FDIC-insured, Utah chartered industrial bank. After funding a loan, WebBank sells the loan to PFL, without recourse to WebBank, in exchange for the principal amount of the loan. WebBank does not have any obligation to purchasers of the Notes.
Prosper Funding’s marketplace is designed to allow investors to invest in Borrower Loans in an open transparent marketplace, with the aim of allowing both investors and borrowers to benefit financially as well as socially. Prosper Funding believes marketplace lending represents a new model of consumer lending, where individuals and institutions can earn the interest spread of a traditional consumer lender but must also assume the credit risk of a traditional consumer lender.
As of December 31, 2017, Prosper Funding’s marketplace was open to investors in 30 states and the District of Columbia. Additionally, as of December 31, 2017, Prosper Funding’s marketplace was open to borrowers in 46 states and the District of Columbia. Currently, the marketplace does not operate internationally.
2. Significant Accounting Policies
Basis of Presentation
Prosper Funding’s consolidated financial statements include the accounts of PFL and its wholly-owned subsidiary PAH. All intercompany balances and transactions between PFL and PAH have been eliminated in consolidation. Prosper

EX 99.1

Funding’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of Prosper Funding’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates, judgments and assumptions include but are not limited to the following: valuation of Loans Held for Sale, Borrower Loans and associated Notes, valuation of servicing rights, repurchase and indemnification obligation, and contingent liabilities. Prosper Funding bases its estimates on historical experience from all Borrower Loans, and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ materially from those estimates.
Certain Risks
In the normal course of its business, Prosper Funding encounters significant credit risk. Financial instruments that potentially subject Prosper Funding to significant credit risk consist primarily of cash, cash equivalents, borrower loans held and restricted cash. Prosper Funding places cash and restricted cash with high-quality financial institutions and is exposed to credit risk in the event of default by these institutions to the extent the amount recorded on the balance sheet exceeds federally insured amounts. Prosper Funding invests cash equivalents in highly liquid marketable securities with original maturities of three months or less at the time of purchase, including money market funds, commercial paper, US treasury securities and US agency securities.
As a lending marketplace, Prosper Funding believes its customers are highly susceptible to uncertainties and negative trends, real or perceived, in the markets driven by, among other factors, general economic conditions in the United States and abroad. These external economic conditions and resulting trends or uncertainties could adversely impact its customers’ ability or desire to participate on its marketplace as borrowers or investors, and consequently could negatively affect its business and results of operations.
To the extent that Borrower Loan (including Borrower Loans that have been sold) payments are not made, servicing income will be reduced. A group of Notes corresponding to a particular Borrower Loan is wholly dependent on the repayment of such Borrower Loan. As a result, Prosper Funding does not bear the credit risk on such Borrower Loan.
Consolidation of Variable Interest Entities
The determination of whether to consolidate a variable interest entity (“VIE”) in which we have a variable interest requires a significant amount of analysis and judgment whether we are the primary beneficiary of a VIE via a controlling financial interest in the VIE. A controlling financial interest in a VIE exists if we have both the power to direct the VIE’s activities that most significantly affect the VIE’s economic performance and a potentially significant economic interest in the VIE. The determination of whether an entity is a VIE considers factors, such as (i) whether the entity’s equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support or (ii) when a holder’s equity investment at risk lacks any of the following characteristics of a controlling financial interest: the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the entity’s success, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the legal entity.
As a result of the nature of the retained servicing rights on the sale of Borrower Loans, we are a variable interest holder in certain special purposes entities that purchase these Borrower Loans.   For all of these entities we either do not have the power to direct the activities that most significantly affect the VIE’s economic performance or we do not have a potentially significant economic interest in the VIE.   In no case are we the primary beneficiary, therefore, we do not consolidate these entities.
Management regularly reviews and reconsiders its previous conclusions regarding the status of an entity as a VIE and whether we are required to consolidate such VIE in the consolidated financial statements.
Transfers of Financial Assets

EX 99.1

Prosper accounts for transfers of entire financial assets or a participating interest in an entire financial asset as sales when it has surrendered control over the transferred assets. Control is generally considered to have been surrendered when the transferred assets have been legally isolated from Prosper, the transferee has the right to pledge or exchange the assets without any significant constraints, and Prosper has not entered into a repurchase agreement, does not hold significant call options and has not written significant put options on the transferred assets.
Prosper sells loans or participating interests in loans via whole loan sale transactions and the fractional note channel. In certain instances of whole loan sales transactions Prosper will sell whole loans to unconsolidated VIEs that then securitize the whole loans purchased.
Prosper recognizes a gain or loss on the sale of financial assets by comparing the net sales proceeds (including fair value of any servicing asset or liability and recourse obligation recognized) to the carrying amount of the assets sold. Transfers of financial assets that do not qualify for sale accounting are reported as secured borrowings. Accordingly, the related assets remain on Prosper’s Consolidated Balance Sheets and continue to be reported and accounted for as if the transfer had not occurred. Cash proceeds from these transfers are reported as liabilities, with related interest expense recognized over the life of the related assets.
Cash and Cash Equivalents
Cash includes various unrestricted deposits with highly rated financial institutions. Cash equivalents consist of highly liquid marketable securities with original maturities of three months or less at the time of purchase and consist primarily of money market funds, commercial paper, US treasury securities and US agency securities. Cash equivalents are recorded at cost, which approximates fair value.
Restricted Cash
Restricted cash consists primarily of cash deposits and short term certificates of deposit held as collateral as required for loan funding and servicing activities, and cash that investors or Prosper Funding has on the platform that has not yet been invested in Borrower Loans or disbursed to the investor.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amount shown in the condensed consolidated statements of cash flows:

	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Cash and Cash Equivalents	8,223	$6,929	$15,026	$23,777
Restricted Cash	140,092	147,983	139,937	73,103
Total Cash, Cash Equivalents and Restricted Cash show in the consolidated statements of cash flows	$148,315	$154,912	$154,963	$96,880
Short Term Investments
Short term investments consists of certificates of deposit with a term greater than three months but less than a year that are held as collateral as required for loan funding and servicing activities.
Fair Value Measurement
Prosper Funding measures the fair value of assets and liabilities in accordance with its fair value hierarchy which prioritizes information used to measure fair value and the effect of fair value measurements on earnings and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation. We apply this framework whenever other standards require (or permit) assets or liabilities to be measured at fair value.

EX 99.1

We define fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The price used to measure the fair value is not adjusted for transaction costs. Under ASC Topic 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which Prosper Funding would sell or transfer the asset with the greatest volume and level of activity for the asset. In determining the principal market for an asset or liability under ASC Topic 820, it is assumed that Prosper Funding has access to the market as of the measurement date. If no market for the asset exists or if Prosper Funding does not have access to the principal market, Prosper Funding uses a hypothetical market.
Under ASC Topic 820, assets and liabilities carried at fair value on the balance sheets are classified among three levels based on the observability of the inputs used to determine fair value:
Level 1 — The valuation is based on quoted prices in active markets for identical instruments.
Level 2 — The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation methodologies for which all significant assumptions are observable in the market.
Level 3 — The valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow models, or similar methodologies, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.
Fair values of assets or liabilities are determined based on the fair value hierarchy established in ASC Topic 820, which requires an entity to maximize the use of quoted prices and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation methodologies are utilized, depending on the nature of the financial instrument, including the use of market prices for identical or similar instruments, or discounted cash flow models. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.
Financial instruments consist principally of cash and cash equivalents, restricted cash, Borrower Loans, accounts payable and accrued liabilities, and Notes. Servicing assets and liabilities are also subject to fair value measurement within the financial statements of PFL. The estimated fair values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities approximate their carrying values because of their short term nature.
As observable market prices are not available for the Borrower Loans, Loans Held for Sale and Notes, Prosper Funding believes the Borrower Loans, Loans Held for Sale and Notes should be considered level 3 financial instruments under ASC Topic 820. In a hypothetical transaction as of the measurement date, Prosper Funding believes that differences in the principal marketplace in which the Borrower Loans are originated and the principal marketplace in which Prosper Funding might offer those loans may result in differences between the originated amount of the loans and their fair value as of the transaction date. For Borrower Loans and Loans Held for Sale, the fair value is estimated using discounted cash flow methodologies based upon valuation assumptions including prepayment speeds, default rates and discount rates based on the perceived credit risk within each credit grade.
The obligation to pay principal and interest on any Note is equal to the loan payments, if any, that are received on the corresponding Borrower Loan, net of our servicing fee which is generally 1.0% of the outstanding balance. The fair value election for Notes and Borrower Loans allows both the assets and the related liabilities to receive similar accounting treatment for expected losses which is consistent with the subsequent cash flows to lenders that are dependent upon borrower payments. As such, the fair value of a group of Notes is approximately equal to the fair value of the corresponding Borrower Loan, adjusted for the 1.0% servicing fee and the timing of borrower payments subsequently disbursed to such Note holders.  As a result, the valuation of the Notes uses the same methodology and assumptions as the Borrower Loans, except that the Notes incorporate the 1.0% servicing fee and any differences in timing of payments. Any unrealized gains or losses on the Borrower Loans and Notes for which the fair value option has been elected is recorded as a separate line item in the statement of operations. The effective interest rate associated with a group of Notes is less than the interest rate earned on the corresponding Borrower Loan due to the 1.0% servicing fee. See Note 4 for a roll-forward and further discussion of the significant assumptions used to value Borrower Loans and Notes.

EX 99.1

Borrower Loans and Notes
Through the Note Channel, Prosper Funding purchases Borrower Loans from WebBank then issues Notes and holds the Borrower Loans until maturity. The obligation to repay a series of Notes issued through the Note Channel is dependent upon the repayment of the associated Borrower Loan. Borrower Loans originated and Notes issued through the Note Channel are carried on Prosper Funding’s consolidated balance sheets as assets and liabilities, respectively. Prosper Funding has adopted the provisions of ASC Topic 825, Financial Instruments (“ASC Topic 825”). ASC Topic 825 permits companies to choose to measure certain financial instruments and certain other items at fair value on an instrument-by-instrument basis with unrealized gains and losses on items for which the fair value option has been elected reported in earnings. Management believes that the fair value option is more meaningful for the readers of the financial statements and it allows both the Borrower Loans and Notes to be valued using the same methodology. The fair value election, with respect to an item, may not be revoked once an election is made. Prosper Funding estimates the fair value of such Borrower Loans and Notes using discounted cash flow methodologies adjusted for the expected payment, loss, recovery and default rates.   The Borrower Loans are not derecognized when a corresponding Note is issued as Prosper Funding maintains the ability to sell the Borrower Loans without the approval of the holders in the corresponding Notes.
Loan Servicing Assets and Liabilities
Prosper Funding records servicing assets and liabilities at their estimated fair values for servicing rights retained when Prosper Funding sells Borrower Loans to unrelated third-party buyers. The change in fair value of servicing assets and liabilities is recognized in “Servicing Fees” revenue. The gain or loss on a loan sale is recorded in “Gain (Loss) on Sale of Borrower Loans” while the fair value of the servicing rights, which is based on the degree to which the contractual loan servicing fee is above or below an estimated market loan servicing rate is recorded in servicing assets or liabilities. Servicing assets and liabilities are recorded in “Servicing Assets” and “Other Liabilities,” respectively, on the consolidated balance sheets.
Prosper Funding uses a discounted cash flow model to estimate the fair value of the loan servicing assets or liabilities which considers the contractual projected servicing fee revenue that Prosper Funding earns on the Borrower Loans, estimated market servicing fees to service such loans, prepayment rates, default rates and the current principal balances of the Borrower Loans.
Loans Held for Sale
Loans Held for Sale are comprised of Borrower Loans held for short durations and are recorded at fair value. The fair value is estimated using discounted cash flow methodologies based upon a set of valuation assumptions similar to those of other Borrower Loans. We measure Loans Held for Sale at fair value on an instrument-by-instrument basis with unrealized gains and losses on items for which the fair value option has been elected reported in earnings. Management believes that the fair value option is more meaningful for the readers of the financial statements and it allows for the Loans Held for Sale to be measured at fair value similar to Borrower Loans and Notes. The fair value election, with respect to an item, may not be revoked once an election is made.
Software and Website Development
Software and website development represents the software and website that PMI has transferred to Prosper Funding.   Prosper Funding does not develop any of its own software or website.  Software and website are included in property and equipment and amortized to expense using the straight-line method over their expected lives which is generally one to five years. Prosper Funding evaluates its software assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of software and website development assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. If such software and website development assets are considered to be impaired, the impairment to be recognized is the excess of the carrying amount over the fair value of the software and website development asset group.
Payable to Investors
Payable to Investors primarily represents our obligation to investors related to cash held in an account for the benefit of investors and payments-in-process received from borrowers.

EX 99.1

Loan Trailing Fee
On July 1, 2016, Prosper Funding signed a series of agreements with WebBank which, among other things, includes an additional program fee (the "Loan Trailing Fee") paid to WebBank in connection with the performance of each loan sold to Prosper Funding. These agreements are effective as of August 1, 2016. The Loan Trailing Fee is dependent on the amount and timing of principal and interest payments made by borrowers of the underlying loans, irrespective of whether the loans are sold by Prosper Funding, and gives WebBank an ongoing financial interest in the performance of the loans it originates. This fee is paid by Prosper Funding to WebBank over the term of the respective loans and is a function of the principal and interest payments made by borrowers of such loans. In the event that principal and interest payments are not made with respect to any loan, Prosper Funding is not required to make the related Loan Trailing Fee payment. The obligation to pay the Loan Trailing Fee for any loan sold to Prosper Funding is recorded at fair value at the time of the origination of such loan within Other Liabilities and recorded as a reduction of Transaction Fees, net. Any changes in the fair value of this liability are recorded in Change in Fair Value of Borrower Loans, Loans Held for Sale and Notes, Net on the statements of operations. The fair value of the Loan Trailing Fee represents the present value of the expected monthly Loan Trailing Fee payments, which takes into consideration certain assumptions related to expected prepayment rates and defaults rates.
Revenue Recognition
Revenue primarily results from fees, net interest earned and gains on the sale of borrower loans. Fees consist of related party administrative fees and servicing fees paid by investors. We also have other smaller sources of revenue reported as other revenue, which includes fees charged in relation to securitizations by outside investors.
Administration Agreement License Fees
Prosper Funding primarily generates revenues through license fees it earns through an Administration Agreement with PMI. The Administration Agreement contains a license granted by Prosper Funding to PMI that entitles PMI to use the platform for and in relation to: (i) PMI’s performance of its duties and obligations under the Administration Agreement relating to corporate administration, loan platform services, loan and note servicing and marketing, and (ii) PMI’s performance of its duties and obligations to WebBank in relation to loan origination and funding. The license fees are based on the number of listings that are posted to the platform.
Service Fees
Investors who purchase Borrower Loans through the Whole Loan Channel typically pay Prosper Funding a servicing fee which is currently set at 1.075% per annum of the outstanding principal balance of the Borrower Loan prior to applying the current payment. The servicing fee compensates Prosper Funding for the costs incurred in servicing the related loan, including managing payments from borrowers, payments to investors and maintaining investors’ account portfolios. Prosper Funding records servicing fees paid by Borrower Loan investors as a component of operating revenue when received.
Gain (Loss) on Sale of Borrower Loans
Prosper Funding recognizes gains or losses on the sale of Borrower Loans when it is retained for the servicing of Borrower Loans by WebBank. Additionally, Prosper Funding recognizes gains or losses on the sale of Borrower Loans when it sells Borrower Loans to third parties. Gains or losses on sales of Borrower Loans that are recognized at the time of sale are determined by the difference between the net sales proceeds, fair value of any servicing rights retained and the carrying value of the Borrower Loans sold.
Interest Income on Borrower Loans and Interest Expense on Notes
Prosper Funding recognizes interest income on Borrower Loans originated through the Note Channel and interest expense on the corresponding Notes using the accrual method based on the stated interest rate to the extent Prosper Funding believes it to be collectable.
Administration Fee Expense - Related Party

EX 99.1

Pursuant to an Administration Agreement between Prosper Funding and PMI, PMI manages the marketplace on behalf of Prosper Funding. Accordingly, each month, Prosper Funding is required to pay PMI an administration fee that is based on PMI’s (a) finance and legal personnel costs, (b) number of Borrower Loans originated through the marketplace, (c) servicing fees collected by or on behalf of Prosper Funding, and (d) nonsufficient funds fees collected by or on behalf of Prosper Funding. In addition, under a second Administration Agreement between PMI and PAH, a wholly owned subsidiary of Prosper Funding, PAH is required to pay PMI an annual fee, for PMI being the administrator of PAH’s operations.
Other Expense
Other expense, net includes contract termination costs that are expected to be non-recurring and not part of restructuring activities.
Comprehensive Income
There is no comprehensive income (loss) other than the net income (loss) disclosed in the consolidated statements of operations.
Recent Accounting Pronouncements
Accounting Standards Update No. 2014-09, 2016-08, 2016-10, 2016-12 and 2016-20, collectively implemented as FASB Accounting Standards Codification Topic 606 ("ASC 606") Revenue from Contracts with Customers, provides guidance for revenue recognition. The new guidance sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed in U.S. GAAP. The underlying principle of the new standard is that a business or other organization will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. The standard also requires more detailed disclosures and provides additional guidance for transactions that were not addressed completely in the prior accounting guidance. Prosper Funding plans to adopt ASC 606 on a modified retrospective basis in the first quarter of fiscal 2018.  Our implementation efforts to date related to this standard have included identifying revenue streams that are within the scope of this guidance, the evaluation of associated contracts and accounting policies, the evaluation of processes and systems of internal control, and the assessment of disclosure requirements of the standard.  Our scoping analysis indicates that administration fees are included in the scope of the new guidance, while servicing fees and gain or loss on the sale of borrower loans remain within the scope of ASC topic 860, Transfers and Servicing. We believe that ASC 606 will have little, if any, impact on the timing and amount of revenue recognition as compared to the current standard and that there will be no material impact upon adoption.
In January 2016, the FASB issued ASU 2016-1, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities", which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance will be effective for us in the first quarter of our fiscal year 2019, and early adoption is not permitted. Prosper Funding is currently evaluating the impact that this guidance will have on our consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” The standard provides guidance for eight targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. This guidance will be effective for Prosper in the first quarter of our fiscal year 2018, and early adoption is permitted. Prosper Funding is currently evaluating the impacts the adoption of this accounting standard will have on Prosper Funding's cash flows, however we do not expect a material impact.
In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18)", which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance will be effective for us in the first quarter of 2018 and early adoption is permitted. Prosper Funding has $140.1 million and $148.0 million of restricted cash on its consolidated balance sheet as of December 31, 2017 and 2016, respectively, whose cash flow statement classification changed to align with the new guidance. Prior to the adoption of ASU 2016-18, changes in these balances were presented as operating and investing cash activities in the consolidated statements of cash flows. Under the new guidance, changes in these amounts have been included with cash and cash equivalents when reconciling the beginning-

EX 99.1

of-period and end-of-period total amounts shown on the condensed consolidated statements of cash flows. These financial statements reflect the adoption of ASU 2016-18 as if it was adopted by the Company as of December 31, 2017.
3. Property and Equipment
Property and equipment consist of the following (in thousands):

	December 31,
	2017	2016
Property and equipment:
Internal-use software and web site development costs	$19,911	$16,749
Property and equipment	19,911	16,749
Less accumulated depreciation and amortization	(11,958)	(6,654)
Total property and equipment, net	$7,953	$10,095

EX 99.1

Depreciation and amortization expense for 2017, 2016, and 2015 was $5,853 thousand, $4,083 thousand and $3,161 thousand respectively.  Internal-use software and web site development additions of $3.7 million, $5.8 million and $10.5 million were purchased from PMI in the years ended December 31, 2017, 2016, and 2015 respectively.
4. Borrower Loans, Loans Held For Sale and Notes Held at Fair Value
The fair value of the Borrower Loans originated and Notes issued through the Note Channel is estimated using discounted cash flow methodologies based upon a set of valuation assumptions. The primary assumptions used to value such Borrower Loans and Notes include default rates derived from historical performance, market conditions and discount rates applied to each credit grade based on the perceived credit risk. The obligation to pay principal and interest on any series of Notes is equal to the payments, if any, received on the corresponding Borrower Loan, net of the servicing fee. As such, the fair value of the Notes is approximately equal to the fair value of the Borrower Loans originated through the Note Channel, adjusted for the servicing fee and the timing of borrower payments subsequently disbursed to the Note holders. The effective interest rate associated with a series of Notes will be less than the interest rate earned on the corresponding Borrower Loan due to the servicing fee.
At December 31, 2017 and 2016, Borrower Loans, Notes and Loans Held for Sale (in thousands) were:

	Borrower Loans		Notes		Loans Held for Sale
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Aggregate principal balance outstanding	$296,668	$319,143	$(300,922)	$(323,358)	$59	$641
Fair value adjustments	(3,663)	(3,516)	6,974	7,122	(10)	(17)
Fair value	$293,005	$315,627	$(293,948)	$(316,236)	$49	$624
At December 31, 2017, outstanding Borrower Loans had original maturities between 36 and 60 months, had monthly payments with fixed interest rates ranging from 5.31% to 32.32% and had various maturity dates through December 2022.  At December 31, 2016, Borrower Loans and Loans Held for Sale had original terms between 36 months and 60 months, had monthly payments with fixed interest rates ranging from 5.32% to 33.04% and had various maturity dates through 2021.
Within the change in fair value of Borrower Loans, Prosper Funding recorded a loss of approximately $1.7 million that is attributable to changes in the credit risks related to Borrower Loans during the year ending December 31, 2017.
As of December 31, 2017 the Borrower Loans that were 90 days or more delinquent, had an aggregate principal amount of $3.5 million and a fair value of $1.3 million. As December 31, 2016 the Borrower Loans that were 90 days or more delinquent, had an aggregate principal amount of $3.2 million and a fair value of $1.0 million. As of December 31, 2017 and 2016, Borrower Loans in non-accrual status had a fair value of $0.3 million and $0.5 million, respectively.
5. Loan Servicing Assets and Liabilities
Prosper Funding initially records servicing assets and liabilities at their estimated fair values when Prosper Funding sells whole loans to unrelated third-party buyers. The total losses recognized on the sale of the whole loans were $48.7 million for the year ended December 31, 2017, and the total gains recognized were $3.6 million and $14.2 million for the years ended December 31, 2016 and 2015 respectively.
At December 31, 2017, loans that were sold but for which we retained servicing rights had a total outstanding principal balance of $3.7 billion, original terms of either 36 or 60 months and had monthly payments with fixed interest rates ranging from 5.31% to 35.52% and maturity dates through December 2021.  At December 31, 2016, loans that were sold but for which we retained servicing rights had a total outstanding principal balance of $3.4 billion, original terms between 36 and 60 months and had monthly payments with fixed interest rates ranging from 5.32% to 35.52% and Maturity dates through December 2020.
$38.5 million, $38.2 million and $20.4 million of contractually specified servicing fees, late charges and ancillary fees are included on our Statement of Operations in Servicing Fees, Net for the years ended December 31, 2017, 2016, and 2015 respectively.

EX 99.1

Fair value
Valuation method  – Discounted cash flow valuation methodology generally consists of developing an estimate of future cash flows that are expected to occur over the life of a financial instrument and then discounting those cash flows at a rate of return that results in the fair value amount.
Significant unobservable inputs presented in the table presented below within Note 6 are those that Prosper Funding considers significant to the estimated fair values of the servicing assets and liabilities. The following is a description of the significant unobservable inputs provided in the table.
Market servicing rate – Prosper Funding estimates adequate market servicing rates that would fairly compensate a substitute servicer should one be required, which includes the profit that would be demanded in the marketplace. This rate is stated as a fixed percentage of outstanding principal balance on a per annum basis. Prosper Funding estimated these market servicing rates based on observable market rates for other loan types in the industry and bids from subservicing providers, adjusted for the unique loan attributes that are present in the specific loans that Prosper Funding sells and services and information from a backup service provider.
Discount rate – The discount rate is a rate of return used to discount future expected cash flows to arrive at a present value, which represents the fair value of the loan servicing rights. We used a range of discount rates for the servicing assets and liabilities based on comparable observed valuations of similar assets and publicly available disclosures related to servicing valuations, with comparability adjustments made to account for differences with Prosper Funding’s servicing assets.
Default Rate – The default rate presented in Note 6 is an annualized, average estimate considering all loan categories (i.e. Prosper ratings and duration), and represents an aggregate of conditional default rate curves for each credit grade or loan category. Each point on a particular loan category’s curve represents the percentage of principal expected to default per period based on the term and age of the underlying loans. The assumption regarding defaults directly reduces servicing revenues because the amount of servicing revenues received is based on the amount collected each period.
Prepayment Rate – The prepayment rate presented in Note 6 is an annualized, average estimate considering all Borrower Loan categories (i.e. Prosper ratings and duration), and represents an aggregate of conditional prepayment rate curves for each credit grade or Borrower Loan category. Each point on a particular Borrower Loan category’s curve represents the percentage of principal expected to prepay per period based on the term and age of the underlying Borrower Loans.  Prepayments reduce servicing revenues as they shorten the period over which we expect to collect fees on the Borrower Loans, which is used to project future servicing revenues.
6. Fair Value of Assets and Liabilities
For a description of the fair value hierarchy and Prosper Funding’s fair value methodologies, see Note 2 - Summary of Significant Accounting Policies. Prosper Funding did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2017.
Financial Instruments Recorded at Fair Value
The fair value of the Borrower Loans, Loans Held for Sale and Notes are estimated using discounted cash flow methodologies based upon a set of valuation assumptions. The primary cash flow assumptions used to value such Borrower Loans, Loans Held for Sale and Notes include default rates derived from historical performance and discount rates applied to each credit grade based on the perceived credit risk.
Investments held at fair value consists of available for sale investments.  The available for sale investments consist of corporate and government bonds.  When available, Prosper Funding uses quoted prices in active markets to measure the fair value of securities available for sale. When utilizing market data and bid-ask spreads, Prosper Funding uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, Prosper Funding uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. Prosper Funding generally obtains prices from at least two independent pricing sources for assets recorded at fair value. Prosper Funding's primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information, such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the

EX 99.1

same or similar securities. Prosper Funding compares the prices obtained from its primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. Prosper Funding does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.
The following tables present the fair value hierarchy for assets and liabilities measured at fair value (in thousands):

December 31, 2017	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Fair Value
Assets
Borrower Loans	$—	$—	$293,005	$293,005
Servicing Assets	—	—	14,598	$14,598
Loans Held for Sale	—	—	49	49
Total Assets	—	—	307,652	307,652
Liabilities
Notes	$—	$—	$293,948	$293,948
Servicing Liabilities	—	—	59	59
Loan Trailing Fee Liability	—	—	2,595	2,595
Total Liabilities	$—	$—	$296,602	$296,602

December 31, 2016	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Fair Value
Assets
Borrower Loans	$—	$—	$315,627	$315,627
Servicing Assets	—	—	12,461	12,461
Loans Held for Sale	—	—	624	624
Total Assets	—	—	328,712	328,712
Liabilities
Notes	$—	$—	$316,236	$316,236
Servicing Liabilities	—	—	198	198
Loan Trailing Fee Liability	—	—	665	665
Total Liabilities	—	—	317,099	317,099
As Prosper Funding’s Borrower Loans, Loans Held for Sale, Notes, Servicing Assets, Servicing Liabilities and Loan Trailing Fee Liability do not trade in an active market with readily observable prices, Prosper Funding uses significant unobservable inputs to measure the fair value of these assets and liabilities. Financial instruments are categorized in the level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. These fair value estimates may also include observable, actively quoted components derived from external sources. As a result, the realized and unrealized gains and losses for assets and liabilities within the level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.
Significant Unobservable Inputs
The following tables present quantitative information about the significant unobservable inputs used for Prosper Funding’s level 3 fair value measurements at December 31, 2017:
Borrower Loans, Loans Held for Sale and Notes:

EX 99.1

Range
Unobservable Input	December 31, 2017	December 31, 2016
Discount rate	4.0% - 14.4%	4.0% - 15.9%
Default rate	2.0% - 15.4%	1.7% - 14.9%
Servicing Assets and Liabilities:

Range
Unobservable Input	December 31, 2017	December 31, 2016
Discount rate	15% - 25%	15% - 25%
Default rate	1.5% - 16.1%	1.5% - 15.2%
Prepayment rate	13.5% - 30.2%	13.6% - 26.6%
Market servicing rate (1)	0.625%	0.625%
(1) Excludes collection fees that would be passed on to a hypothetical third-party servicer. As of December 31, 2017 and 2016, the market rate for collection fees and non-sufficient funds fees was assumed to be 7 basis points and 7 basis points for a weighted-average total market servicing rate of 69.5 basis points and 69.5 basis points respectively.
Loan Trailing Fee Liability:

Range
Unobservable Input	December 31, 2017	December 31, 2016
Discount rate	15% - 25%	15% - 25%
Default rate	1.5% - 16.1%	1.5% - 15.2%
Prepayment rate	13.5% - 30.2%	13.6% - 26.6%
At December 31, 2017 and 2016, the discounted cash flow methodology used to estimate the Note fair values used the same projected cash flows as the related Borrower Loans. As demonstrated in the following table, the fair value adjustments for Borrower Loans were largely offset by the fair value adjustments of the Notes due to the borrower payment dependent design of the Notes and because the principal balances of the Borrower Loans approximated the principal balances of the Notes.
The following tables present additional information about level 3 Borrower Loans, Loans Held for Sale and Notes measured at fair value on a recurring basis (in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Borrower Loans	Notes	Loans Held for Sale	Total
Balance at January 1, 2017	$315,627	$(316,236)	$624	$15
Purchase of Borrower Loans/Issuance of Notes	194,887	(194,391)	2,619,130	2,619,626
Principal repayments	(188,199)	191,828	(89)	3,540
Borrower loans sold to third parties	(3,855)	—	(2,619,620)	(2,623,475)
Other changes	97	(180)	(3)	(86)
Change in fair value	(25,552)	25,031	7	(514)
Balance at December 31, 2017	$293,005	$(293,948)	$49	$(894)

EX 99.1

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Borrower Loans	Notes	Loans Held for Sale	Total
Balance at January 1, 2016	$297,273	$(297,405)	$32	$(100)
Purchase of Borrower Loans/Issuance of Notes	217,582	(217,767)	1,979,952	1,979,767
Principal repayments	(171,195)	173,958	(447)	2,316
Borrower loans sold to third parties	(2,515)	—	(1,978,905)	(1,981,420)
Other changes	416	(591)	(1)	(176)
Change in fair value	(25,934)	25,569	(7)	(372)
Balance at December 31, 2016	$315,627	$(316,236)	$624	$15
The following table presents additional information about level 3 servicing assets and liabilities measured at fair value on a recurring basis (in thousands):

	Servicing Assets	Servicing Liabilities
Fair Value at January 1, 2016	$13,605	$484
Additions	9,833	9
Less: Changes in fair value	(10,977)	(295)
Balance at December 31, 2016	$12,461	$198
Additions	14,138	—
Less: Changes in fair value	(12,001)	(139)
Fair Value at December 31, 2017	$14,598	$59
The following table presents additional information about level 3 Loan Trailing Fee Liability measured at fair value on a recurring basis (in thousands):

Balance at January 1, 2016	$—
Issuances	647
Cash payment of Loan Trailing Fee	(21)
Change in fair value	39
Balance at December 31, 2016	$665
Issuances	2,631
Cash payment of Loan Trailing Fee	(956)
Change in fair value	255
Balance at December 31, 2017	$2,595
Significant Recurring Level 3 Fair Value Asset and Liability Input Sensitivity
Key economic assumptions and the sensitivity of the current fair value to immediate changes in those assumptions at December 31, 2017 for Borrower Loans, Loans Held for Sale and Notes originated through the Note Channel are presented in the following table (in thousands, except percentages):

EX 99.1

	Borrower Loans / Loans Held for Sale		Notes
Fair value at December 31, 2017	$293,054		$293,948
Discount rate assumption:	7.15%	*	7.15%	*
Resulting fair value from:
100 basis point increase	$290,116		$290,948
200 basis point increase	287,206		288,024
Resulting fair value from:
100 basis point decrease	$296,169		$297,028
200 basis point decrease	299,319		300,192

Default rate assumption:	13.52%	*	13.52%	*
Resulting fair value from:
100 basis point increase	$289,386		$290,202
200 basis point increase	285,792		286,581
Resulting fair value from:
100 basis point decrease	$296,868		$297,742
200 basis point decrease	300,679		301,584
* Represents weighted average assumptions considering all credit grades.
The following table presents the estimated impact on Prosper Funding’s estimated fair value of servicing assets and liabilities, calculated using different market servicing rates, prepayment rates and different default rates as of December 31, 2017 (in thousands, except percentages).

	Servicing Assets	Servicing Liabilities
Fair value at December 31, 2017	$14,598	$59
Weighted average market servicing rate assumptions	0.625%	0.625%
Resulting fair value from:
Servicing rate increase to 0.65%	13,670	65
Servicing rate decrease to 0.60%	15,525	53

Weighted average prepayment assumptions	19.80%	19.80%
Resulting fair value from:
Applying a 1.1 multiplier to prepayment rate	14,414	59
Applying a 0.9 multiplier to prepayment rate	14,784	60

Weighted average default assumptions	13.00%	13.00%
Resulting fair value from:
Applying a 1.1 multiplier to default rate	14,403	59
Applying a 0.9 multiplier to default rate	14,796	59
These sensitivities are hypothetical and should be evaluated with care. The effect on fair value of a variation in assumptions generally cannot be determined because the relationship of the change in assumptions to the fair value may not be linear. Additionally, the impact of a variation in a particular assumption on the fair value is calculated while holding other assumptions constant. In reality, changes in one factor may lead to changes in other factors, which could impact the above hypothetical effects.
7. Income Taxes

EX 99.1

Prosper Funding incurred no income tax provision for the year ended December 31, 2017, 2016 and 2015. Prosper Funding is a US disregarded entity and the loss is included in the return of its parent, PMI. Since PMI is in a loss position, not currently subject to income taxes, and has fully reserved its deferred tax asset, the net effective tax rate for Prosper Funding is 0%.
8. Commitments and Contingencies
In the normal course of its operations, Prosper Funding becomes involved in various legal actions. Prosper Funding maintains provisions it considers to be adequate for such actions. Prosper Funding does not believe it is probable that the ultimate liability, if any, arising out of any such matters will have a material effect on Prosper Funding's financial condition, results of operations or cash flows.
Operating Commitments
Prosper has entered into an agreement with WebBank, under which all Borrower Loans originated through the marketplace are made by WebBank under its bank charter. Pursuant to the agreement, the marketing fee that Prosper receives in connection with the origination of each loan is partially reduced by an amount (the “Designated Amount”) calculated as a percentage of the principal amount of such loan based on the aggregate principal amount of loans originated for the applicable month.  To the extent the aggregate Designated Amount for all loans originated during any month is less than $143,500, Prosper is required to pay WebBank an amount equal to such deficiency.  Accordingly, the minimum fee for the year ended December 31, 2018 is $1.7 million. The minimum fee is $0.9 million in 2019. Additionally, under the agreement with WebBank, Prosper is required to maintain a minimum net liquidity of $15 million at all times during the term of the agreement. Net liquidity is defined as the sum of Cash, Cash Equivalents and Available for Sale Investments. Violation of this covenant can result in termination of the contract with WebBank. At December 31, 2017 the Company was in compliance with the covenant.
Loan Purchase Commitments
Prosper Funding has entered into an agreement with WebBank to purchase $29.3 million of Borrower Loans that WebBank originated during the during the last two business days of the year ended December 31, 2017 and the first business day of the quarter ending March 31, 2018. Prosper will purchase these Borrower Loans within the first three business days of the quarter ended March 31, 2018.
Repurchase and Indemnification Contingency
Under the terms of the loan purchase agreements between Prosper Funding and investors that participate in the Whole Loan Channel, Prosper Funding may, in certain circumstances, become obligated to repurchase a Borrower Loan from an investor. Generally, these circumstances include the occurrence of verifiable identity theft, the failure to properly follow loan listing or bidding protocols, or a violation of the applicable federal, state, or local lending laws. The fair value of the indemnification and repurchase obligation is estimated based on historical experience and the initial fair value is insignificant. Prosper Funding recognizes a liability for the repurchase and indemnification obligation when the Borrower Loans are issued. Indemnified or repurchased Borrower Loans associated with violations of federal, state, or local lending laws or verifiable identity theft are written off at the time of repurchase or at the time an indemnification payment is made.  The maximum potential amount of future payments associated under this obligation is the outstanding balances of the Borrower Loans sold through the Whole Loan Channel, which at December 31, 2017 is $3.7 billion.  Prosper Funding had accrued $0.8 million and $0.6 million as of December 31, 2017 and 2016 respectively in regard to this obligation.
9. Related Parties
Since inception, Prosper Funding has engaged in various transactions with its directors and executive officers, sole member, and immediate family members and other affiliates of its directors, executive officers and sole member. Prosper Funding believes that all of the transactions described below were made on terms no less favorable to Prosper Funding than could have been obtained from unaffiliated third parties.
Prosper Funding’s executive officers, directors who are not executive officers and certain affiliates participate on Prosper Funding’s lending platform by placing bids and purchasing Notes. The aggregate amount of the Notes purchased and the income earned by parties deemed to be affiliates and related parties of Prosper Funding as of December 31, 2017 and 2016 are summarized below (in thousands):

EX 99.1

	Aggregate Amount of		Interest Earned on
Related Party	Notes Purchased		Notes
	2017	2016	2017	2016
Executive officers and management	$29	$1,065	$109	$225
Directors	—	—	—	—
Total	$29	$1,065	$109	$225

Related Party	Notes balance as of December 31,
	2017	2016
Executive officers and management	$38	$1,620
Directors	—	—
Total	$38	$1,620
10. Significant Concentrations
Prosper Funding is dependent on third party funding sources such as banks, asset managers and investment funds to provide the funding to allow WebBank to originate loans that the third party funding sources will later purchase. Of all Borrower Loans originated in the year ended December 31, 2017, the largest party purchased a total of 70% of those loans. This compares to 20%, 16% and 9% for the year ended December 31, 2016. Further, a significant portion of our business is dependent on funding through the Whole Loan Channel.  93% and 90% of Borrower Loans were originated through the Whole Loan Channel in the years ending December 31, 2017 and 2016, respectively.